   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1998.

                                                     REGISTRATION NO. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                   USEC INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                              2819                             52-2107911
 (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL               (IRS EMPLOYER
  INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                              HENRY Z SHELTON, JR.
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               2 DEMOCRACY CENTER
                              6903 ROCKLEDGE DRIVE
                               BETHESDA, MD 20817
                                 (301) 564-3200
                      (NAME, ADDRESS, INCLUDING ZIP CODE,
                   AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies to:

             STEPHEN W. HAMILTON, ESQ.                                JEFFREY SMALL, ESQ.
               PANKAJ K. SINHA, ESQ.                                 DAVIS POLK & WARDWELL
      SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                        450 LEXINGTON AVENUE
             1440 NEW YORK AVENUE, N.W.                             NEW YORK, NEW YORK 10017
               WASHINGTON, D.C. 20005

                            ------------------------
 APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, as amended, check the following box.     [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective
registration statement for the same offering.     [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.     [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.     [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.     [ ]

                                            CALCULATION OF REGISTRATION FEE
================================================================================================================
                                                        PROPOSED               PROPOSED
                                                        MAXIMUM                MAXIMUM               AMOUNT OF
TITLE OF EACH CLASS OF           AMOUNT TO BE        OFFERING PRICE       AGGREGATE OFFERING        REGISTRATION
SECURITIES TO BE REGISTERED       REGISTERED        PER SENIOR NOTE           PRICE (1)                 FEE
----------------------------------------------------------------------------------------------------------------
  % Senior Notes due 200[ ]      $500,000,000             100%               $500,000,000             $139,000
================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a).

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED NOVEMBER 12, 1998

PROSPECTUS

                                 $
                                   USEC INC.
                           % SENIOR NOTES DUE 200[ ]

                           -------------------------

       The Senior Notes will bear interest at the rate of      % per annum.
Interest on the Senior Notes is payable on [month/date] and [month/date] of each year, commencing [month/date], 1999. The Senior Notes will mature on [month/date], 200[ ]. We may redeem all or a portion of the Senior Notes at any time at a Redemption Price equal to the sum of (i) the principal amount of the Senior Notes being redeemed plus any accrued interest thereon up to but not including the Redemption Date and (ii) a Make-Whole Premium, if any.

       The Senior Notes will be unsecured and will rank equally with all other unsecured senior indebtedness of the Company. Upon the sale of the Senior Notes and the application of the proceeds therefrom as described under "Use of
Proceeds," the Company will have $          million of indebtedness ranking
equally with the Senior Notes. The Indenture governing the Senior Notes does not limit the Company's or its subsidiaries' ability to incur additional indebtedness in the future. The Senior Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

                                                      PER SENIOR NOTE         TOTAL
                                                      ---------------         -----
Public offering Price...............................       $                  $
Underwriting Discount...............................       $                  $
Proceeds, before expenses, to USEC Inc. ............       $                  $

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       We expect that the Senior Notes will be ready for delivery in book-entry
form only through The Depository Trust Company, on or about December   , 1998.

                             ----------------------

MERRILL LYNCH & CO.                                            J.P. MORGAN & CO.
                                  [CO-MANAGER]
                                                                    [CO-MANAGER]

                             ----------------------

                     Prospectus dated                , 1998

                               TABLE OF CONTENTS

                                                       PAGE
                                                       ----
WHERE YOU CAN FIND MORE INFORMATION..................     2
PROSPECTUS SUMMARY...................................     3
RISK FACTORS.........................................     8
RATIO OF EARNINGS TO FIXED CHARGES...................    12
USE OF PROCEEDS......................................    12
CAPITALIZATION.......................................    12
SELECTED FINANCIAL DATA..............................    13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS................    15
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
  RISK ..............................................    28
INDUSTRY OVERVIEW....................................    29
BUSINESS.............................................    31
MANAGEMENT...........................................    55
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT.........................................    60
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......    60
DESCRIPTION OF THE NOTES.............................    61
UNDERWRITING.........................................    70
LEGAL MATTERS........................................    71
EXPERTS..............................................    71
INDEX TO FINANCIAL STATEMENTS........................   F-1

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission ("SEC"). You may read and copy these reports at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC's Reference Section. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings with the SEC are also available to the public on the SEC's Internet site (http://www.sec.gov).

    You should rely only on the information contained in this Prospectus or any supplement. We have not authorized anyone else to provide you with any information that is different.

    This Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted. Furthermore, you should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

REPORTS TO SECURITY HOLDERS

    You may request a copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 1998, at no cost, by writing or telephoning us at the following address:

    USEC Inc.
    2 Democracy Center
    6903 Rockledge Drive
    Bethesda, Maryland 20817
    (301) 564-3200
    Attention: Corporate Communications

PROSPECTUS SUMMARY. Because this is a summary, it does not contain all the information that may be important to you. You should read this entire document before making a decision. All references in this Prospectus to "fiscal" or "fiscal year" refer to USEC's fiscal year ended on June 30, unless the context otherwise requires. All references to the "Company" and "USEC" mean USEC Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

    OVERVIEW OF USEC. USEC, a global energy company, is the world leader in the production and sale of uranium fuel enrichment services for commercial nuclear power plants. Our market share is approximately 75% of the North American uranium enrichment market and approximately 40% of the world market. We enrich uranium utilizing a gaseous diffusion process at two plants located in Paducah, Kentucky and near Portsmouth, Ohio (the "GDPs"), which are among the largest industrial facilities in the world. Our fiscal 1998 revenue was $1.4 billion and our pre-tax income, before special charges of $46.6 million, was $192.9 million. Our net income before special charges on a pro forma basis (primarily to reflect a provision for federal, state and local income taxes and interest expense) for fiscal 1998 was $97.3 million.

    USEC supplies enriched uranium to approximately 60 customers for use in about 170 nuclear reactors located in 14 countries throughout the world. Generally, our customer contracts are "requirements" contracts that obligate our customers to purchase from us a specified percentage of their enriched uranium requirements. Consequently, our annual sales are dependent upon our customers' requirements for enrichment services, which are driven by nuclear reactor refueling schedules, reactor maintenance schedules, customers' considerations of costs, and regulatory actions. Based on our customers' long-term estimates of their requirements and certain other assumptions, including our estimates of inflation rates, at September 30, 1998 we had long-term requirements contracts with utilities to provide uranium enrichment services aggregating $3.6 billion through fiscal 2001 and $7.0 billion through fiscal 2009.

    USEC was privatized by the U.S. Government on July 28, 1998 (the "Privatization Date") through an initial public offering of common stock (the "Privatization"). As a result of the Privatization, the U.S. Government no longer holds any equity interest in the Company. Our shares are listed on the New York Stock Exchange.

    COMPANY STRATEGY. Our goal is to continue to be the world's leading supplier of uranium fuel enrichment services and to diversify over time into related strategic businesses that will contribute to our growth and profitability. To achieve this goal, we intend to focus on the following:

    - Aggressively Pursue Sales Opportunities. We have implemented a strategy designed to increase sales to existing customers and to add new customers. We have replaced standardized contracts with flexible contract terms and increased our attention to customer service, product quality and reliability.

    - Improve Operating Efficiencies. We plan to continue to improve operating efficiencies and productivity by implementing and monitoring a rigorous cost management program.

    - Commercialize AVLIS Technology. We plan to complete the development and commence commercialization of the next generation of uranium enrichment technology, Atomic Vapor Laser Isotope Separation or AVLIS, which uses lasers to enrich uranium. This should permit us to remain one of the lowest cost suppliers of uranium enrichment services and enhance our competitive position. We expect commercial deployment of AVLIS to begin in 2005 and reach planned capacity in 2006.

    COMPETITIVE ADVANTAGES. Although we operate in a highly competitive environment, we believe that the following factors should enable us to compete effectively and continue as the world leader in the uranium enrichment market:

    - Strong Financial Position. Our strong financial position results from a significant backlog of contracted services attributable to established customers.

    - Favorable Arrangements with the U.S. Government. We are the beneficiary of several favorable long-term arrangements with the U.S. Government, implemented in connection with our Privatization. These arrangements include:

   -- An advantageous lease providing for nominal rent payments for the GDPs with an open term renewal option;

   -- Low-cost power purchase arrangements pursuant to which we purchase a majority of our electricity requirements (which represented 53% of production costs in fiscal 1998) at an average cost of less than 2 cents/kWh in fiscal 1998 and 2.7 cents/kWh in the three months ended September 30, 1998; and

   -- The assumption by the U.S. Government of substantially all liabilities arising from the operation of the GDPs prior to the Privatization, including substantially all environmental liabilities.

    - AVLIS. We have the exclusive commercial rights to the AVLIS technology developed by the U.S. Government and believe that we have a considerable lead-time advantage over others attempting to develop similar laser-based uranium enrichment technology.

    - Ability to Complete Sales from Natural Uranium Inventory. We are positioned to supplement our uranium enrichment revenue through sales of natural uranium. Our existing inventory contains a substantial amount of natural uranium.

    - Executive Agent Under a U.S./Russia Agreement. We are the Executive Agent for the United States under a government-to-government agreement between the United States and the Russian Federation. In this capacity, we purchase from Russia the separative work unit ("SWU") component of low-enriched uranium ("LEU") derived from highly enriched uranium ("HEU") recovered from dismantled nuclear weapons of the former Soviet Union. Although acting as U.S. Executive Agent may pose certain risks, the arrangement provides an important strategic opportunity for us to introduce additional uranium enrichment services from Russia to the global market on an orderly basis and in a competitive manner that ensures the reliability and continuity of supply to enrichment customers.

     THE URANIUM ENRICHMENT MARKET. The demand for uranium enrichment services is a function of the number of nuclear reactors using enriched uranium fuel and their fuel requirements. Nuclear power accounts for 18% of the domestic and 17% of the world-wide production of electricity. As of September 30, 1998, there were 106 utilities operating 377 nuclear power reactors that use enriched uranium for fuel, including 104 reactors in the United States.

    We anticipate the world demand for enrichment services to be relatively stable or increase slightly over the next 10 to 15 years. We believe that the nuclear power market in the U.S. and Western Europe may decline slightly over the next 10 to 15 years, counter-balanced by an expected increase in the Asian market during the same period. We also anticipate that increases in demand from new reactors expected to come on-line, as well as increased utilization at existing reactors, will offset decreases in demand from reactors that cease operations during this period. Globally, uranium enrichment is provided by four major suppliers, including USEC.

    OUR HISTORY. For approximately 40 years, the U.S. Department of Energy ("DOE") and its predecessors managed the U.S. Government's uranium enrichment operations. USEC was established by the Energy Policy Act of 1992 as a wholly-owned government corporation. This transfer to a government-owned corporation was intended to enable us to operate like a private sector business in preparation for our eventual Privatization, which was completed on July 28, 1998.

                                  THE OFFERING

Securities Offered......  $           aggregate principal amount of   % Senior
                          Notes due 200[ ].

Maturity Date...........             ,       .

Interest Payment Date...  Each            and            , commencing on
                                     , 1999.

Optional Redemption.....  The Senior Notes may be redeemed at any time at the option of the Company, in whole or in part, at a Redemption Price equal to the sum of (i) the principal amount of the Senior Notes being redeemed plus any accrued interest thereon up to but not including the Redemption Date and (ii) a Make-Whole Premium, if any. See "Description of the Notes -- Optional Redemption."

Ranking.................  The Senior Notes are general unsecured obligations of the Company and rank equally with all existing and future unsecured, senior indebtedness of the Company and senior in right to payment to any future subordinated indebtedness of the Company. In addition, the Senior Notes will be effectively subordinated to all existing and future third-party indebtedness and other liabilities of the Company's subsidiaries (including trade payables). Upon the sale of the Senior Notes and the application of the proceeds therefrom as described under "Use of Proceeds," the
                          Company will have $      million of indebtedness
                          ranking equally with the Senior Notes. The Indenture governing the Senior Notes does not limit the Company's or its subsidiaries' ability to incur additional indebtedness in the future.

Ratings.................  Upon issuance, the Senior Notes will be rated "      "
                          by Moody's Investors Service, Inc. and "      " by
                          Standard & Poor's Ratings Services. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

Covenants...............  The indenture governing the Senior Notes contains restrictive covenants, including limitations on the creation of liens securing indebtedness, sale and leaseback transactions and the consolidation, merger and sale of assets.

Use of Proceeds.........  The Company will use the net proceeds to repay a portion of its bank debt incurred in connection with the Privatization.

                  SUMMARY FINANCIAL AND OPERATING INFORMATION

    Set forth below are summary financial and operating data of USEC for the fiscal years ended June 30, 1994, 1995, 1996, 1997 and 1998 and the three months ended September 30, 1997 and 1998. You should read this information in conjunction with the audited financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. See also "Selected Financial Data."

                                                                                                    THREE MONTHS
                                                                                                        ENDED
                                                 YEARS ENDED JUNE 30,                               SEPTEMBER 30,
                          -------------------------------------------------------------------      ---------------
                            1994       1995       1996       1997       1998         1998           1997     1998
                          --------   --------   --------   --------   --------   ------------      ------   ------
                                           (MILLIONS, EXCEPT PER SHARE DATA)     PRO FORMA(1)        (UNAUDITED)
STATEMENT OF INCOME DATA
Revenue
  Domestic..............  $  831.8   $1,001.9   $  901.6   $  950.8   $  896.2     $  896.2        $319.7   $176.9
  Asia..................     489.0      485.5      441.3      487.5      442.8        442.8          83.2     79.9
  Europe and other......      82.5      123.3       69.9      139.5       82.2         82.2          37.5     51.1
                          --------   --------   --------   --------   --------     --------        ------   ------
                           1,403.3    1,610.7    1,412.8    1,577.8    1,421.2      1,421.2         440.4    307.9
Cost of sales...........     983.3    1,088.1      973.0    1,162.3    1,062.1      1,062.1         342.1    248.6
                          --------   --------   --------   --------   --------     --------        ------   ------
Gross profit............     420.0      522.6      439.8      415.5      359.1        359.1          98.3     59.3
Special charges for
  workforce reductions
  and Privatization
  costs.................        --         --         --         --       46.6(2)      46.6(2)         --       --
Project development
  costs.................      44.9       49.0      103.6      141.5      136.7        136.7          32.2     31.6
Selling, general and
  administrative........      21.4       27.6       36.0       31.8       34.7         34.7           8.1      7.9
                          --------   --------   --------   --------   --------     --------        ------   ------
Operating income........     353.7      446.0      300.2      242.2      141.1        141.1          58.0     19.8
Interest expense........        --         --         --         --         --         36.0(3)         --      6.5
Other (income) expense,
  net...................       3.3       (1.5)      (3.9)      (7.9)      (5.2)        (5.2)         (2.0)    (1.6)
                          --------   --------   --------   --------   --------     --------        ------   ------
Income before income
  taxes.................     350.4      447.5      304.1      250.1      146.3        110.3          60.0     14.9
Provision (benefit) for
  income taxes..........        --         --         --         --         --         41.9(4)         --    (48.2)(6)
                          --------   --------   --------   --------   --------     --------        ------   ------
Net income..............  $  350.4   $  447.5   $  304.1   $  250.1   $  146.3     $   68.4(5)     $ 60.0   $ 63.1(7)
                          ========   ========   ========   ========   ========     ========        ======   ======
Net income per share --
  basic and diluted.....                                                           $    .68(5)              $  .63(7)
Average number of shares
  outstanding...........                                                              100.0                  100.0

---------------

(1) Gives effect to the Company's initial public offering (the "IPO"), interest expense on borrowings of $550.0 million incurred at the time of the IPO, and the Company's transition to taxable status, as if such events had occurred at the beginning of fiscal 1998.

(2) Special charges amounted to $46.6 million ($28.9 million net of income taxes on a pro forma basis) for fiscal 1998 for costs related to the Privatization and certain severance and transition benefits to be paid to GDP workers in connection with workforce reductions over the next two years.

(3) Pro forma interest expense of $36.0 million is based on a weighted average interest rate of 6.6%, including the amortization of fees, on $550.0 million of borrowings incurred at the time of the IPO, as if such borrowings had occurred at the beginning of fiscal 1998.

(4) The Company was exempt from federal, state and local income taxes until the IPO. The pro forma provision for income taxes of $41.9 million is based on an effective income tax rate of 38% and assumes the IPO had occurred at the beginning of fiscal 1998.

(5) On a pro forma basis, net income before special charges for fiscal 1998 was $97.3 million or $.97 per share.

(6) At the time of the IPO, the Company became subject to federal, state and local income taxes. The provision for income taxes includes a special income tax benefit of $54.5 million for deferred income tax benefits that arise from the Company's transition to taxable status. Deferred tax benefits represent differences between the carrying amounts for financial reporting purposes and the Company's estimate of the tax bases of its assets and liabilities.

    Excluding the special tax benefit, the provision for income taxes for the first fiscal quarter ended September 30, 1998, amounted to $6.3 million.

(7) Excluding the special tax benefit, net income was $8.6 million or $.09 per share.

                                                                   AS OF JUNE 30,                          AS OF
                                                ----------------------------------------------------   SEPTEMBER 30,
                                                  1994       1995       1996       1997       1998         1998
                                                --------   --------   --------   --------   --------   -------------
                                                                     (MILLIONS)                         (UNAUDITED)
BALANCE SHEET DATA
Cash..........................................  $  735.0   $1,227.0   $1,125.0   $1,261.0   $1,177.8     $   48.4

Inventories:
     Current assets:
       SWU....................................  $  500.6   $  517.7   $  586.8   $  573.8   $  687.0     $  699.4
       Uranium(1).............................     158.6      165.5      150.3      131.5      184.5        199.7
       Materials and supplies.................      17.0       19.8       15.7       12.4       24.8         22.4
     Long-term assets -- uranium..............     103.6      115.5      199.7      103.6      561.0        562.7
                                                --------   --------   --------   --------   --------     --------
          Inventories, net....................  $  779.8   $  818.5   $  952.5   $  821.3   $1,457.3     $1,484.2
                                                ========   ========   ========   ========   ========     ========

Total assets..................................  $2,798.9   $3,216.8   $3,356.0   $3,456.6   $3,471.3     $2,311.2

Short-term debt...............................        --         --         --         --         --        265.0

Long-term debt................................        --         --         --         --         --        300.0

Other liabilities(2)..........................     191.4      383.2      427.4      451.8      503.3        124.1

Stockholders' equity..........................   1,545.0    1,937.5    2,121.6    2,091.3    2,420.5      1,142.7

---------------
(1) Excludes uranium provided by and owed to customers.

(2) Other liabilities include accrued liabilities for depleted uranium hexaflouride ("UF(6)") disposition costs in the amounts of $93.0 million, $212.4 million, $303.0 million, $336.4 million and $372.6 million at June 30, 1994, 1995, 1996, 1997 and 1998, respectively, and $4.3 million at
    September 30, 1998.

RISK FACTORS. You should consider carefully the following risk factors in addition to the more-detailed information contained in this Prospectus.

HOLDING COMPANY STRUCTURE

    Our operations are conducted primarily through our subsidiaries and, therefore, we are dependent upon cash flow from that entity to meet our obligations. Our subsidiaries will have no direct obligation to pay amounts due on the Senior Notes and will not guarantee the Senior Notes. As a result, the Senior Notes effectively will be subordinated to all existing and future third-party indebtedness and other liabilities of our subsidiaries (including trade payables). Any rights of the Company and its creditors, including the holders of Senior Notes, to participate in the assets of any of the Company's subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors (including trade creditors). The Indenture governing the Senior Notes does not limit the Company's or its subsidiaries' ability to incur additional indebtedness in the future.

VARIABILITY OF REVENUES AND OPERATING RESULTS

    Our revenue and operating results can fluctuate significantly from quarter-to-quarter, and in some cases, year-to-year. Customer requirements are determined by refueling schedules for nuclear reactors, which generally range from 12 to 18 months (or in some cases up to 24 months), and are in turn affected by, among other things, the seasonal nature of electricity demand, reactor maintenance, and reactors beginning or terminating operations. Utilities typically schedule the shutdown of their reactors for refueling to coincide with the low electricity demand periods of spring and fall. Thus, some reactors are scheduled for fall refueling, spring refueling or for 18-month cycles alternating between both seasons. In addition, we provide customers a window ranging from 10 to 30 days to take delivery of ordered product. Refueling orders typically average $14.0 million per customer order for our uranium enrichment services.

    We plan our cash outlays for power and other production costs, a significant portion of which is fixed in the short-term, on the basis of meeting customer orders and achieving revenue targets for the year. As a result, a relatively small change in the timing of customer orders may cause earnings and cash flow results to be substantially above or below expectations.

    While the Company does not anticipate making significant natural uranium sales until after fiscal 2000, there can be no assurance that the Company will be able to sell such natural uranium at anticipated prices and quantities.

ELECTRICITY

    The GDPs require substantial amounts of electricity to enrich uranium, representing 53% of production costs in fiscal 1998. We purchase firm, supplemental firm and non-firm power to meet our production needs. While almost all of the power purchased for the Portsmouth GDP is favorably-priced firm power, a substantial portion of the power supplied to the Paducah GDP is supplemental firm or non-firm power which must be purchased at market-based rates. During certain periods, including the summer months when power costs are typically higher, almost all of the power supplied to the Paducah GDP must be purchased at market-based rates. Our production costs increase to the extent that the cost of firm power, which represented 71% of our fiscal 1998 power needs, and the market-based prices of supplemental firm and non-firm power, which represented 29% of our fiscal 1998 power needs, rise.

    When our costs of supplemental firm and non-firm power are high, we may reduce our production of SWU at the GDPs. However, operating the GDPs at the lower production levels results in higher unit production costs per SWU which may adversely affect our profitability. In addition, an unanticipated interruption to the power supply to the GDPs could have a material adverse effect on the Company's financial condition to the extent we have to curtail operations for any length of time.

    Persistent hot weather, high electricity demand in the Midwest and power generation shortages resulted in record-high power costs nationally from early last summer into the fall, with a resulting negative impact on the Paducah GDP's production costs. For additional information on how the market prices for power in the first quarter ended September 30, 1998 are expected to negatively impact our fiscal year 1999 financial results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company is exploring a number of
alternatives to reduce its exposure to market-priced power at the Paducah GDP during next summer and future periods, including negotiations to procure power at acceptable prices and reducing production levels at the Paducah GDP during affected periods. There can be no assurance that the Company will be successful in reducing such exposure, including through the procurement of power at acceptable prices to economically operate the Paducah GDP during the affected periods.

    Upon termination of the power contracts, we are responsible for our pro rata share of costs of future decommissioning, shutdown and demolition activities for three coal-fired generating plants. Estimated costs are accrued over the contract period, and the accrued liability amounted to $18.2 million at September 30, 1998. It is possible that our pro rata share of total costs for such decommissioning and shutdown activities will exceed the amounts that we have accrued.

RISKS ASSOCIATED WITH ENRICHMENT OPERATIONS

    Use of Chemicals in Enrichment. USEC's operations at the GDPs involve processes that use many different toxic chemicals in significant quantities. We follow strict procedures and precautions in the handling, storage and transportation of the materials we use in our operations, and we have not had any significant releases into the environment. Nevertheless, if an accident were to occur, the volume of the release and the speed of corrective action taken by GDP workers, and other factors beyond USEC's control, such as weather and wind conditions, could significantly affect the severity of the accident. The primary risk posed by such releases is to humans or animals in close proximity to the releases.

    Dependence on Large Production Facilities. USEC's operations are subject to the typical risks inherent in operating large scale production facilities. Significant or extended unscheduled downtime at either GDP due to the following could adversely affect our operations and financial condition:

    -  Equipment breakdowns
    -  Power interruptions
    - Regulatory enforcement actions (including any by the Nuclear Regulatory Commission (the "NRC"))
    -  Labor disruptions
    - Interruptions caused by potential natural or other disasters (including earthquake activity in the vicinity of the Paducah GDP)

    Contractual Commitment to Operate the GDPs. In an agreement with the U.S. Treasury (the "Treasury Agreement"), we committed to operate both of the GDPs until January 1, 2005, subject only to limited exceptions, including events beyond our control such as fires, floods and other acts of God, maintenance of certain financial ratios, a significant reduction in the worldwide demand for SWU, a significant reduction in the average price for SWU, or a significant decrease in operating margins, among others. It is possible that our commitment to continue operations at both GDPs may adversely affect our financial performance if the supply of SWU from other sources increases.

RELIANCE ON NUCLEAR UTILITY INDUSTRY; CUSTOMER CONCENTRATION

    Our future prospects in the uranium enrichment business are tied directly to the nuclear utility industry world-wide. Events that could adversely affect us by eliminating or reducing requirements, suspending or reducing reactor operations or canceling new reactor construction include:

    -  Customers' business decisions concerning reactors or reactor operations
    -  Regulatory actions or changes in regulations by nuclear regulatory bodies
    -  Accidents or civic opposition to nuclear operations

    In fiscal 1998, our 10 largest customers represented 44% of our revenue. A termination or reduction of the nuclear fuel needs of any of our major customers could adversely affect our financial performance. Further, the inability of a major customer to make timely payments could also adversely affect our financial performance.

COMPETITION; TREND TOWARD LOWER PRICING

    Competition. In the highly competitive global uranium enrichment industry, we compete with three other major producers: AO Techsnabexport ("Tenex"), a Russian government entity; Eurodif/ Cogema ("Eurodif"), a consortium controlled by the French government; and Urenco, a consortium of the British and Dutch governments and private

German corporations. Our competitors may have greater financial resources and receive other types of support from their respective governmental owners which enable them to be less cost sensitive. In addition, our competitors' decisions may be influenced by political and economic policy considerations rather than prevailing market conditions. Further, purchasers in certain areas (particularly Europe and the countries comprising the former Soviet Union) may favor their local producers, due to government influence or national loyalties.

    Trend Toward Lower Pricing. Changes in the market price of SWU can significantly affect our profitability. Factors influencing such changes include:

    -  Industry overcapacity
    -  Excess inventory at customer facilities
    -  Global demand
    -  New technologies
    -  Production costs of other enrichment suppliers
    - Exchange rate fluctuations relating to the U.S. dollar versus competitors' currencies

    Currently, there is an excess of production capacity and certain suppliers have announced plans to expand their capacities. Overcapacity, coupled with sales of buyer-held inventory, and exports of enriched uranium from the countries comprising the former Soviet Union have, over the last several years, resulted in significant downward pressure on prices. Accordingly, our new contracts have significantly lower prices per SWU and substantially shorter terms than previous contracts. Further, we anticipate a trend toward somewhat lower prices, which may adversely affect our financial performance, to continue as we compete for new business.

RISKS ASSOCIATED WITH PURCHASES UNDER THE RUSSIAN HEU CONTRACT

    In January 1994, USEC entered into a 20-year contract to purchase SWU from Tenex (the "Russian HEU Contract"). As the volume of SWU purchased under the Russian HEU Contract increases, we operate the GDPs at lower production levels resulting in higher unit production costs. Our objective is to manage our production and inventory levels (including anticipated purchases under the Russian HEU Contract) in a manner that most efficiently meets customer demand for enrichment services. Deliveries by Tenex have been delayed from time to time and a portion of 1998 deliveries are currently delayed. To date, our ability to fill customer orders has not been disrupted due to our existing inventory. However, an unanticipated significant delay in deliveries of Russian SWU, or deliveries of SWU not meeting commercial specifications, could require unplanned adjustments to production levels at the GDPs, and could adversely impact our profitability.

    The mechanism for establishing SWU prices under the Russian HEU Contract for purchases through 2001 has been set, and we expect the prices to be substantially higher than our marginal cost of producing SWU at the GDPs. Consequently, although we presently can resell the Russian SWU for more than its cost to us, such sales are less profitable than sales of SWU produced at the GDPs. The effect of this pricing structure will become more pronounced if the market price for SWU declines further, and it is possible that the price we pay for the Russian SWU may exceed the price at which we can resell the material.

    Under an agreement with the U.S. Department of State and DOE, we can be terminated, or resign, as the U.S. Executive Agent, or additional executive agents may be named. In either event, any new executive agent could represent a significant new competitor that could adversely affect our market share and profitability.

AVLIS

    New Technology. There are a number of risks associated with the development and commercialization of AVLIS, a new laser-based uranium enrichment technology, any of which could adversely affect our financial or competitive position. Before we will be in a position to finalize our decision to construct a full-scale commercial facility, we need to conduct additional equipment demonstration and testing activities. We could encounter unanticipated delays or expenditures at this stage. If we determine not to proceed with AVLIS deployment, we would pursue other options for enrichment services such as GDP upgrades or exploring other new technologies, which could adversely affect our financial or competitive position. In addition, we could incur certain additional costs in connection with terminating the AVLIS project. If we determine to deploy AVLIS, we cannot provide assurance that we could complete an AVLIS plant as scheduled or that a full-scale facility will operate at its design capacity.

    Costs/Financing. In September 1997, based on preliminary design drawings and assumptions regarding the suitability of available sites, we estimated AVLIS development and deployment to cost approximately $2.2 billion until commercial deployment, which is expected to begin in fiscal 2005. We periodically re-evaluate our AVLIS estimated costs and currently believe this estimate could vary by up to 20%. If we determine to deploy AVLIS, it is possible that development costs or construction costs associated with AVLIS could be higher than anticipated. We will require significant financing to achieve commercial deployment of AVLIS. We cannot provide assurance that financing will be available when required, and we cannot predict the cost or terms of such financing.

REGULATORY AND ENVIRONMENTAL RISKS

     We are subject to certain government regulation. See
"Business -- Regulatory Oversight." In particular, the NRC regulates the GDPs under the Atomic Energy Act. If the NRC were to find that we had not complied with its requirements, it could take actions or impose conditions which could adversely affect our financial condition. See "Business -- Regulatory
Oversight -- NRC." Our operations are also subject to numerous federal, state and local laws and regulations relating to the protection of health, safety and the environment, including those regulating the emission and discharge into the environment of materials (including radioactive materials). See
"Business -- Environmental Matters." Unanticipated events or regulatory developments related to environmental matters could have a material adverse effect on our financial condition.

POSSIBLE ILLIQUIDITY OF THE SECONDARY MARKET

     It is not possible to predict how the Senior Notes will trade in the secondary market or whether such market will be liquid or illiquid. There is currently no secondary market for the Senior Notes. The Underwriters have advised us that they intend, but are not obligated, to make a market in the Senior Notes. We cannot assure that a secondary market will develop, or, if a secondary market does develop, that it will provide the holders of Senior Notes with liquidity or that it will continue for the life of the Senior Notes.

FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements. You will find discussions containing forward-looking statements in this "Risk Factors" section and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections, as well as within this Prospectus generally. In addition, our use of the words "believes," "intends," "anticipates," "expects" and words of similar import may constitute "forward-looking statements." Because such statements involve risks and uncertainties, our actual results may differ materially from those we express or imply by such forward-looking statements.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Prior to the IPO, the Company had no debt. Giving effect to bank debt incurred in connection with the IPO, the pro forma ratio of earnings to fixed charges for fiscal 1998 was 3.9x. The ratio of earnings to fixed charges for the three months ended September 30, 1998, was 3.1x.

     For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges, and fixed charges represent interest expense, amortization of fees, capitalized interest and the interest component of leases.

                                USE OF PROCEEDS

    In connection with the Privatization, the Company entered into a credit facility comprised of three tranches (the "Credit Facility"). USEC will use the net proceeds from the sale of the Senior Notes to repay borrowings under the Credit Facility which totaled $565.0 million at September 30, 1998. The weighted average interest rate for borrowings under the Credit Facility, including the amortization of fees, amounted to 6.8% for the period ended September 30, 1998.

    A portion of the indebtedness to be repaid under the Credit Facility is owed to Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), a lender under the Credit Facility. Morgan Guaranty, a wholly owned subsidiary of J.P. Morgan & Co. Incorporated, is an affiliate of J.P. Morgan Securities Inc., an underwriter of this offering.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 30, 1998. This table should be read in conjunction with the Company's financial statements and the notes thereto included in this Prospectus.

                                                                  AS OF SEPTEMBER 30, 1998
                                                              ---------------------------------
                                                               ACTUAL           AS ADJUSTED(1)
                                                               ------           --------------
                                                              (MILLIONS, EXCEPT PER SHARE DATA)
Short-term debt.............................................  $  265.0             $
                                                              ========             ========
Long-term debt:
  Senior Notes offered hereby...............................  $     --             $
  Long-term debt............................................     300.0                   --
Stockholders' equity:
  Preferred stock, par value $1.00 per share, 25,000,000
     shares authorized; no shares issued....................        --                   --
  Common stock, par value $.10 per share, 250,000,000 shares authorized; 100,000,000 shares issued and
     outstanding............................................      10.0                 10.0
  Excess of capital over par value..........................   1,067.6              1,067.6
  Retained earnings.........................................      65.1                 65.1
                                                              --------             --------
        Total stockholders' equity..........................   1,142.7              1,142.7
                                                              --------             --------
           Total capitalization.............................  $1,707.7             $
                                                              ========             ========

---------------
(1) Gives effect to the issuance of the Senior Notes and the use of the proceeds therefrom.

                            SELECTED FINANCIAL DATA

    The following selected financial data for the Company should be read in conjunction with the Financial Statements, and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. Selected financial data as of and for each of the fiscal years in the five-year period ended June 30, 1998 have been derived from the Financial Statements of the Company included elsewhere in this Prospectus and have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is also included elsewhere in this Prospectus.

                                                                                                    THREE MONTHS
                                                                                                        ENDED
                                                 YEARS ENDED JUNE 30,                               SEPTEMBER 30,
                          -------------------------------------------------------------------      ---------------
                            1994       1995       1996       1997       1998         1998           1997     1998
                          --------   --------   --------   --------   --------   ------------      ------   ------
                                           (MILLIONS, EXCEPT PER SHARE DATA)     PRO FORMA(1)        (UNAUDITED)
STATEMENT OF INCOME DATA
Revenue
  Domestic..............  $  831.8   $1,001.9   $  901.6   $  950.8   $  896.2     $  896.2        $319.7   $176.9
  Asia..................     489.0      485.5      441.3      487.5      442.8        442.8          83.2     79.9
  Europe and other......      82.5      123.3       69.9      139.5       82.2         82.2          37.5     51.1
                          --------   --------   --------   --------   --------     --------        ------   ------
                           1,403.3    1,610.7    1,412.8    1,577.8    1,421.2      1,421.2         440.4    307.9
Cost of sales...........     983.3    1,088.1      973.0    1,162.3    1,062.1      1,062.1         342.1    248.6
                          --------   --------   --------   --------   --------     --------        ------   ------
Gross profit............     420.0      522.6      439.8      415.5      359.1        359.1          98.3     59.3
Special charges for
  workforce reductions
  and Privatization
  costs.................        --         --         --         --       46.6(2)      46.6(2)         --       --
Project development
  costs.................      44.9       49.0      103.6      141.5      136.7        136.7          32.2     31.6
Selling, general and
  administrative........      21.4       27.6       36.0       31.8       34.7         34.7           8.1      7.9
                          --------   --------   --------   --------   --------     --------        ------   ------
Operating income........     353.7      446.0      300.2      242.2      141.1        141.1          58.0     19.8
Interest expense........        --         --         --         --         --         36.0(3)         --      6.5
Other (income) expense,
  net...................       3.3       (1.5)      (3.9)      (7.9)      (5.2)        (5.2)         (2.0)    (1.6)
                          --------   --------   --------   --------   --------     --------        ------   ------
Income before income
  taxes.................     350.4      447.5      304.1      250.1      146.3        110.3          60.0     14.9
Provision (benefit) for
  income taxes..........        --         --         --         --         --         41.9(4)         --    (48.2)(6)
                          --------   --------   --------   --------   --------     --------        ------   ------
Net income..............  $  350.4   $  447.5   $  304.1   $  250.1   $  146.3     $   68.4(5)     $ 60.0   $ 63.1(7)
                          ========   ========   ========   ========   ========     ========        ======   ======
Net income per share --
  basic and diluted.....                                                           $    .68(5)              $  .63(7)
Average number of shares
  outstanding...........                                                              100.0                  100.0

---------------

(1) Gives effect to the IPO, interest expense on borrowings of $550.0 million incurred at the time of the IPO, and the Company's transition to taxable status, as if such events had occurred at the beginning of fiscal 1998.

(2) Special charges amounted to $46.6 million ($28.9 million net of income taxes on a pro forma basis) for fiscal 1998 for costs related to the Privatization and certain severance and transition benefits to be paid to GDP workers in connection with workforce reductions over the next two years.

(3) Pro forma interest expense of $36.0 million is based on a weighted average interest rate of 6.6%, including the amortization of fees, on $550.0 million of borrowings incurred at the time of the IPO, as if such borrowings had occurred at the beginning of fiscal 1998.

(4) The Company was exempt from federal, state and local income taxes until the IPO. The pro forma provision for income taxes of $41.9 million is based on an effective income tax rate of 38% and assumes the IPO had occurred at the beginning of fiscal 1998.

(5) On a pro forma basis, net income before special charges for fiscal 1998 was $97.3 million or $.97 per share.

(6) At the time of the IPO, the Company became subject to federal, state and local income taxes. The provision for income taxes includes a special income tax benefit of $54.5 million for deferred income tax benefits that arise from the Company's transition to taxable status. Deferred tax benefits represent differences between the carrying amounts for financial reporting purposes and the Company's estimate of the tax bases of its assets and liabilities.

    Excluding the special tax benefit, the provision for income taxes for the first fiscal quarter ended September 30, 1998, amounted to $6.3 million.

(7) Excluding the special tax benefit, net income was $8.6 million or $.09 per share.

                                                                   AS OF JUNE 30,                          AS OF
                                                ----------------------------------------------------   SEPTEMBER 30,
                                                  1994       1995       1996       1997       1998         1998
                                                --------   --------   --------   --------   --------   -------------
                                                                     (MILLIONS)                         (UNAUDITED)
BALANCE SHEET DATA
Cash..........................................  $  735.0   $1,227.0   $1,125.0   $1,261.0   $1,177.8     $   48.4

Inventories:
     Current assets:
       SWU....................................  $  500.6   $  517.7   $  586.8   $  573.8   $  687.0     $  699.4
       Uranium(1).............................     158.6      165.5      150.3      131.5      184.5        199.7
       Materials and supplies.................      17.0       19.8       15.7       12.4       24.8         22.4
     Long-term assets -- uranium..............     103.6      115.5      199.7      103.6      561.0        562.7
                                                --------   --------   --------   --------   --------     --------
          Inventories, net....................  $  779.8   $  818.5   $  952.5   $  821.3   $1,457.3     $1,484.2
                                                ========   ========   ========   ========   ========     ========
Total assets..................................  $2,798.9   $3,216.8   $3,356.0   $3,456.6   $3,471.3     $2,311.2

Short-term debt...............................        --         --         --         --         --        265.0

Long-term debt................................        --         --         --         --         --        300.0

Other liabilities(2)..........................     191.4      383.2      427.4      451.8      503.3        124.1

Stockholders' equity..........................   1,545.0    1,937.5    2,121.6    2,091.3    2,420.5      1,142.7

---------------
(1) Excludes uranium provided by and owed to customers.

(2) Other liabilities include accrued liabilities for depleted UF(6) disposition costs in the amounts of $93.0 million, $212.4 million, $303.0 million, $336.4 million and $372.6 million at June 30, 1994, 1995, 1996, 1997 and
    1998, respectively, and $4.3 million at September 30, 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements and notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

    USEC, a global energy company, is the world leader in the production and sale of uranium fuel enrichment services for commercial nuclear power plants, with approximately 75% of the North American market and approximately 40% of the world market. Uranium enrichment is a critical step in transforming natural uranium into fuel for nuclear reactors to produce electricity. Based on customers' long-term estimates of their requirements and certain other assumptions, including the Company's estimates of inflation rates, at September 30, 1998 the Company had long-term requirements contracts with utilities to provide uranium enrichment services aggregating $3.6 billion through fiscal 2001 and $7.0 billion through fiscal 2009.

    The Company is the Executive Agent of the U.S. Government under a government-to-government agreement to purchase SWU recovered from dismantled nuclear weapons from the former Soviet Union for use in commercial electricity production. The Company's cost of sales has been, and will continue to be, adversely affected by amounts paid to purchase SWU under the Russian HEU Contract at prices that are substantially higher than its marginal production cost at the GDPs. As the volume of Russian SWU purchases has increased, the Company has operated the GDPs at lower production levels resulting in higher unit production costs. Pursuant to the Russian HEU Contract, Russian SWU purchases will peak in calendar year 1999 at 5.5 million SWU per year and are expected to remain at that level thereafter.

    The Company's agreements with electric utilities are generally long-term requirements contracts under which customers are obligated to purchase a specified percentage of their requirements for uranium enrichment services. Customers, however, are not obligated to make purchases or payments if they do not have any requirements. The stated term of contracts transferred by DOE to the Company on July 1, 1993 (the "Transition Date") is 30 years, although future purchase obligations thereunder may be terminated by, among other things, giving 10 years' notice, although the Company has allowed shorter notice periods. The terms of newer contracts entered into by the Company since the Transition Date range from 3 to 11 years and do not typically provide for advance termination rights. Revenue from sales of SWU under new contracts represented 68% of total revenue in fiscal 1998. The Company believes that the trend for contracts with shorter terms will continue, with the newer contracts generally containing terms in the range of 3 to 7 years.

    The Company's revenue and operating results can fluctuate significantly from quarter-to-quarter, and in some cases, year-to-year. Customer requirements are determined by refueling schedules for nuclear reactors, which generally range from 12 to 18 months (or in some cases up to 24 months), and are in turn affected by, among other things, the seasonal nature of electricity demand, reactor maintenance, and reactors beginning or terminating operations. Utilities typically schedule the shutdown of their reactors for refueling to coincide with the low electricity demand periods of spring and fall. Thus, some reactors are scheduled for fall refueling, spring refueling or for 18-month cycles alternating between both seasons. In addition, USEC provides customers a window ranging from 10 to 30 days to take delivery of ordered product. The timing of larger orders for initial core requirements for new nuclear reactors also can affect operating results. Refueling orders typically average $14.0 million per customer order for the Company's uranium enrichment services. The Company plans its cash outlays for power and other production costs, a significant portion of which is fixed in the short term, on the basis of meeting customer orders and achieving revenue targets for the year. As a result, a relatively small change in the timing of customer orders may cause earnings and cash flow results to be substantially above or below expectations. Notwithstanding this variability, the Company has significant backlog based on customers' estimates of their requirements for uranium enrichment services.

    The financial statements, discussed below, are not necessarily indicative of the results of operations and financial position in the future or what the results of operations and financial position would have been had the Company been a private sector stand-alone entity during the periods presented.

    Revenue. Substantially all of the Company's revenue is derived from the sale of uranium enrichment services, denominated in SWU. Although customers may buy enriched uranium product without having to supply uranium, virtually all of the Company's contracts are for enriching uranium provided by customers. Because orders for enrichment to refuel customer reactors (1) occur once in 12, 18 or 24 months and (2) are large in amount averaging $14.0 million per order, the percentage of revenue attributable to any customer or group of customers from a particular geographic region can vary significantly quarter-by-quarter or year-by-year. However, customer requirements and orders over the longer term are more predictable. The Company estimates that about two-thirds of the nuclear reactors under contract operate on refueling cycles of 18 months or less, and the remaining one-third operate on refueling cycles greater than 18 months.

    Revenue could be negatively impacted by NRC actions suspending operations at domestic reactors under contract with the Company. In addition, business decisions by utilities that take into account economic factors, such as the price and availability of alternate fossil fuels, the need for generating capacity and the cost of maintenance could result in suspended operations or early shutdowns of some reactors under contract with the Company.

    The Company's enrichment contracts are denominated in U.S. dollars, and while the Company's revenue is not directly affected by changes in the foreign exchange rate of the U.S. dollar, the Company may have a competitive price disadvantage or advantage depending upon the strength or weakness of the U.S. dollar. This is because the Company's primary competitors' costs are in the major European currencies.

    The Company's financial performance over time can also be significantly affected by changes in the market price for SWU. SWU prices have been declining, reflecting the trend toward lower prices and shorter contracts in the highly competitive uranium enrichment market and the impact of changes in foreign currency exchange rates. The Company believes that its willingness to provide flexible contract terms has been instrumental in its ability to successfully compete for and capture open demand. The Company also believes that the advent of shorter contract terms is an industry wide phenomenon; utilities have been experiencing rapid changes in their industry and have been less willing to enter into extended obligations. This trend toward shorter contract terms requires that the Company, as well as its competitors, pursue new sales with greater frequency. The general effect of this is to increase the level of competition among uranium enrichment suppliers for new SWU commitments.

    Cost of Sales. Cost of sales is based on the quantity of SWU sold during the period and is dependent upon production costs at the GDPs and SWU purchase costs (the latter mainly under the Russian HEU Contract). Production costs at the GDPs for fiscal 1998 included purchased electric power (53% of production costs, of which 29% represents non-firm power and 71% represents firm power), labor and benefits (30% of production costs), depleted UF(6) disposition costs (7% of production costs), materials, maintenance and repairs, and other costs (10% of production costs). Since the Company uses the monthly moving average inventory cost method, an increase or decrease in production or purchase costs would have an effect on cost of sales over future fiscal periods. The Company's purchases of SWU under the Russian HEU Contract are recorded at acquisition cost plus related shipping costs.

    Under its electric power supply arrangements, the Company purchases a significant portion of its electric power at or below market rates based on long-term contracts with dedicated power generating facilities. In fiscal 1998, the Company's average price of electricity was $19.66 per megawatt hour ("MWh"). Power costs vary seasonally with rates being higher during winter and summer as a function of the extremity of the weather and as a function of demand during peak and off-peak times.

    The Company has an operations and maintenance contract with Lockheed Martin Utility Services, Inc. ("LMUS"), a subsidiary of Lockheed Martin Corporation (the "LMUS Contract"), under which LMUS provides labor, services, and materials and supplies to operate and maintain the GDPs, and for which the Company pays LMUS for its actual costs and contract fees. The LMUS Contract expires on October 1, 2000, and may be terminated by the Company without penalty upon six months' notice.

    The Company accrues estimated costs for the future disposition of depleted UF(6) generated as a result of its operations. Costs are dependent upon the volume of depleted UF(6) generated and estimated conversion and disposal costs. The Company stores depleted UF(6) at the GDPs and continues to evaluate various proposals for its disposition. Pursuant to the USEC Privatization Act (the "Privatization Act") and an agreement with DOE dated May 18, 1998, depleted UF(6) generated by the Company through the date of the IPO was transferred to DOE. In June 1998, the Company paid $50.0 million to DOE, and DOE assumed responsibility for disposal of a certain amount of depleted UF(6) generated by the Company from its operations at the GDPs from October 1998 to 2005.

    The Company leases the GDPs and process-related machinery and equipment at attractive, below-market terms from DOE pursuant to a lease agreement (the "Lease Agreement"). Upon termination of the Lease Agreement, USEC is responsible for certain lease turnover activities at the GDPs. Lease turnover costs are accrued over the estimated term of the Lease Agreement which is estimated to extend until 2005. Pursuant to the Energy Policy Act and the Privatization Act, with certain exceptions, the U.S. Government is responsible for all environmental liabilities associated with the operation of the GDPs prior to the time of the IPO and decontamination and decommissioning of the GDPs at the end of their operating lives.

    The Company expects to incur additional production costs of $14.8 million in fiscal 1999 for taxes other than income taxes and property insurance premiums.

    As Executive Agent under the Russian HEU Contract, the Company has committed to purchase 4.4 million SWU in calendar 1998, of which 1.9 million SWU in the amount of $164.8 million was purchased as of September 30, 1998. In each of calendar years 1999 to 2001, the Company has committed to purchase 5.5 million SWU at the annual amount of $469.8 million, subject to certain purchase price adjustments for U.S. inflation. The Russian HEU Contract has a 20-year term; the Company expects its purchases after 2001 to remain at the 5.5 million SWU per year level.

    Project Development Costs. The Company is managing the development and engineering necessary to commercialize AVLIS, including activities relating to:

     - site selection;

     - NRC licensing;

     - uranium feed and product technology;

     - AVLIS demonstration facilities; and

     - development and design of plant production facilities.

AVLIS project development costs are charged against income as incurred. The Company intends to capitalize AVLIS development costs associated with facilities and equipment designed for commercial production activities.

    In addition, the Company has been evaluating a potential new advanced enrichment technology called "SILEX" and plans to continue evaluating the SILEX technology during fiscal 1999.

    Selling, General and Administrative. Selling, general and administrative expenses include salaries and related overhead for the Company's personnel, legal and consulting fees and other administrative costs.

    Income Taxes. With the completion of the IPO, the Company has become subject to federal and state income taxes at a combined effective income tax rate of 38%.

RESULTS OF OPERATIONS

The following table sets forth certain items as a percentage of revenue:

                                                                                                                 (UNAUDITED)
                                                                                                                THREE MONTHS
                                                                                                                    ENDED
                                                                     FISCAL YEARS ENDED JUNE 30,                SEPTEMBER 30,
                                                              ------------------------------------------       ---------------
                                                              1996       1997       1998         1998          1997       1998
                                                              ----       ----       ----         ----          ----       ----
                                                                                               PRO FORMA
                                                                                               ---------
Revenue
 Domestic...................................................   64%        60%        63%           63%          73%        57%
 Asia.......................................................   31         31         31            31           19         26
 Europe and other...........................................    5          9          6             6            8         17
                                                              ---        ---        ---           ---          ---        ---
                                                              100%       100%       100%          100%         100%       100%
Cost of sales...............................................   69         74         75            75           78         81
                                                              ---        ---        ---           ---          ---        ---
Gross profit................................................   31         26         25            25           22         19
Special charges for workforce reductions and Privatization
  costs.....................................................   --         --          3             3           --         --
Project development costs...................................    7          9         10            10            7         10
Selling, general and administrative.........................    2          2          2             2            2          3
                                                              ---        ---        ---           ---          ---        ---
Operating income............................................   22         15         10            10           13          6
Interest expense............................................   --         --         --             2           --          2
Other (income) expense, net.................................   --         (1)        --            --           (1)        (1)
                                                              ---        ---        ---           ---          ---        ---
Income before income taxes..................................   22         16         10             8           14          5
Provision (benefit) for income taxes........................   --         --         --             3           --        (16)
                                                              ---        ---        ---           ---          ---        ---
Net income..................................................   22%        16%        10%            5%          14%        21%

QUARTERLY FINANCIAL INFORMATION

     The following table sets forth unaudited quarterly financial data for each of the nine quarterly periods ending September 30, 1998. Operating results for any quarter are not necessarily indicative of results for any future period:

                                                                           (UNAUDITED)
                                                                        THREE MONTHS ENDED
                                        ----------------------------------------------------------------------------------
                                        SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                            1996            1996         1997        1997         1997            1997
                                        -------------   ------------   ---------   --------   -------------   ------------
                                                                            (MILLIONS)
Revenue...............................     $422.9          $485.1       $216.4      $453.4       $440.4          $322.3
Cost of sales.........................      307.9           364.2        161.3       328.9        342.1           235.7
                                           ------          ------       ------      ------       ------          ------
Gross profit..........................      115.0           120.9         55.1       124.5         98.3            86.6
Special charges for workforce
  reductions and Privatization
  costs...............................         --              --           --          --           --              --
Project development costs.............       35.7            39.2         32.6        34.0         32.2            35.4
Selling, general and administrative...        8.6             8.6          8.5         6.1          8.1             8.9
                                           ------          ------       ------      ------       ------          ------
Operating income......................       70.7            73.1         14.0        84.4         58.0            42.3
Interest expense......................         --              --           --          --           --              --
Other (income) expense, net...........       (2.3)            (.9)        (1.1)       (3.6)        (2.0)             .6
                                           ------          ------       ------      ------       ------          ------
Income before taxes...................       73.0            74.0         15.1        88.0         60.0            41.7
Provision (benefit) for income
  taxes...............................         --              --           --          --           --              --
                                           ------          ------       ------      ------       ------          ------
Net income............................     $ 73.0          $ 74.0       $ 15.1      $ 88.0       $ 60.0          $ 41.7
                                           ======          ======       ======      ======       ======          ======

                                                    (UNAUDITED)
                                                 THREE MONTHS ENDED
                                        ------------------------------------
                                        MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                          1998        1998         1998
                                        ---------   --------   -------------
                                                     (MILLIONS)
Revenue...............................   $294.0      $364.5       $307.9
Cost of sales.........................    214.4       269.9        248.6
                                         ------      ------       ------
Gross profit..........................     79.6        94.6         59.3
Special charges for workforce
  reductions and Privatization
  costs...............................       --        46.6           --
Project development costs.............     35.4        33.7         31.6
Selling, general and administrative...      7.8         9.9          7.9
                                         ------      ------       ------
Operating income......................     36.4         4.4         19.8
Interest expense......................       --          --          6.5
Other (income) expense, net...........     (3.9)        0.1         (1.6)
                                         ------      ------       ------
Income before taxes...................     40.3         4.3         14.9
Provision (benefit) for income
  taxes...............................       --          --        (48.2)
                                         ------      ------       ------
Net income............................   $ 40.3      $  4.3       $ 63.1
                                         ======      ======       ======

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998

     Revenue. Revenue amounted to $307.9 million in the first fiscal quarter ended September 30, 1998, a reduction of $132.5 million (or 30%) from $440.4 million in the first quarter of fiscal 1998. The lower revenue was attributable primarily to 28% lower sales of SWU resulting mainly from changes in the timing of customer nuclear reactor refueling orders. Revenue was also affected by lower sales of natural uranium and a lower commitment level of a domestic customer. The Company provided enrichment services for 24 reactors as compared with 32 reactors in the first quarter of fiscal 1998. The average SWU price billed to customers during the first quarter of fiscal 1999 was about the same as in the first quarter of fiscal 1998, notwithstanding the trend toward lower prices for new contracts in the highly competitive uranium enrichment market.

     Revenue from sales of SWU in the first quarter of fiscal 1999 was reduced by price adjustments following a downward revision by the U.S. Department of Commerce in its inflation index. Prices under a majority of the Company's contracts with its customers include an inflation adjustment factor. In September 1998, the Department of Commerce revised the inflation index downward retroactive to 1995. The revised lower inflation rates are expected to reduce revenue over the remainder of fiscal 1999 as well as future fiscal years.

     The percentage of revenue attributed to domestic and international customers follows:

                                                              THREE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                              1997          1998
                                                              ----          ----
Domestic....................................................   73%           57%
Asia........................................................   19            26
Europe and other............................................    8            17
                                                              ---           ---
                                                              100%          100%
                                                              ===           ===

     Revenue from domestic customers declined $142.8 million (or 45%), revenue from customers in Asia declined $3.3 million (or 4%), and revenue from customers in Europe and other areas increased $13.6 million (or 36%). Changes in the geographic mix of revenue resulted primarily from changes in the timing of customers' orders, lower sales of natural uranium to domestic customers, and a lower commitment level of a domestic customer.

     Cost of Sales. Cost of sales amounted to $248.6 million in the first quarter of fiscal 1999, a decline of $93.5 million (or 27%) from $342.1 million in the first quarter of fiscal 1998. As a percentage of revenue, cost of sales amounted to 81%, compared with 78% in the first quarter of fiscal 1998. Although cost of sales in dollar terms declined as a result of the 28% reduction in sales of SWU, the decline was partially offset by the effects of higher unit production costs resulting from a significant reduction in production volume, primarily at the Paducah GDP. The low production at the Paducah GDP in the first quarter of fiscal 1999 was due to the Company's response to the high cost of power, as discussed below. Continued sub-optimal gaseous diffusion cell availability contributed to higher unit production costs at the Portsmouth GDP.

     Persistent hot weather, high electricity demand in the Midwest and power generation shortages resulted in record-high power costs from the early summer into the fall with a resulting negative impact on the Paducah GDP's production costs in the first quarter of fiscal 1999. The Company initially responded to these events by curtailing production at the Paducah GDP to reduce the impact of these higher power prices on production costs. Because the power costs continued to remain unusually high in August, September and into October, the Company extended its response by restoring production at the Paducah plant over a longer period than contemplated earlier in the summer, and will be increasing total production over the remainder of the fiscal year to help meet production and cost targets.

     Under the Company's monthly moving average inventory cost method, most of the impact of the higher power costs and lower production volumes on unit production costs is expected to affect cost of sales over the remainder of the fiscal year.

     Electric power costs amounted to $90.9 million (representing 54% of production costs) compared with $113.0 million (representing 55% of production costs) in the first quarter of fiscal 1998, a decline of $22.1 million (or 20%). The decline in power costs was attributable to lower production volumes at the GDPs, principally at the Paducah GDP. Although electric power costs were lower, costs per megawatt hour increased 30% over the first quarter of 1998.

     Costs for the future disposition of depleted uranium amounted to $5.2 million, a decline of $9.3 million (or 64%) from $14.5 million in the first quarter of fiscal 1998. Lower costs in the first quarter of fiscal 1999 reflect a lower future disposal rate per kilogram of depleted uranium based on fixed-cost disposal contracts for a certain quantity of depleted uranium and the lower production levels at the GDPs. At September 30, 1998, the accrued liability for the future disposal of depleted uranium amounted to $4.3 million. In July 1998, pursuant to the USEC Privatization Act, depleted uranium generated by the Company from July 1993 to July 1998 was transferred to DOE, and the accrued liability of $373.8 million at the time of the IPO, on July 28, 1998, was transferred to stockholders' equity.

     Subsequent to the IPO, production costs in the first quarter of fiscal 1999 include charges for taxes other than income taxes and property insurance premiums.

     SWU purchased under the Russian HEU Contract represented 46% of the combined produced and purchased supply mix, compared with 40% purchased from the Russian Federation and DOE in the first quarter of fiscal 1998. The Company's cost of sales has been, and will continue to be, adversely affected by amounts paid to purchase SWU under the Russian HEU Contract at prices that are substantially higher than its marginal production cost at the GDPs. As the volume of Russian SWU purchases has increased, the Company has operated the GDPs at lower production levels resulting in higher unit production costs. Pursuant to the Russian HEU Contract, Russian HEU purchases will peak in calendar year 1999 at 5.5 million SWU per year and are expected to remain at that level thereafter.

     Gross Profit. Gross profit amounted to $59.3 million, a reduction of $39.0 million (or 40%) from $98.3 million in the first quarter of fiscal 1998. As a percentage of revenue, gross profit amounted to 19%, compared with 22% in the first quarter of fiscal 1998. The lower gross profit reflects lower sales of SWU primarily from changes in the timing of customers' orders and the effects on cost of sales of lower production volume and higher unit costs at the GDPs.

     Project Development Costs. Project development costs, primarily for the AVLIS project, amounted to $31.6 million, a decline of $.6 million (or 2%) from $32.2 million in the first quarter of fiscal 1998. Development costs for the future commercialization of the AVLIS uranium enrichment process primarily reflect integrated operation of the laser and separator systems to verify enrichment production economics.

     Selling, General and Administrative. Selling, general and administrative expenses amounted to $7.9 million, a decline of $.2 million (or 3%) from $8.1 million in the first quarter of fiscal 1998. As a percentage of revenue, selling, general and administrative expenses amounted to 2.6%, compared with 1.8% in the first quarter of fiscal 1998.

     Operating Income. Operating income amounted to $19.8 million in the first quarter of fiscal 1999 compared with $58.0 million in the first quarter of fiscal 1998. The decline reflects lower gross profit.

     Interest Expense. Interest expense of $6.5 million in the first quarter of fiscal 1999 represents interest on borrowings of $550.0 million incurred at the time of the IPO. Prior to the IPO, the Company had no short or long-term debt. Outstanding borrowings under a credit agreement averaged $557.6 million during the period from July 28 to September 30, 1998, at a weighted average interest rate of 6.8%, including the amortization of fees.

     Provision for Income Taxes. The provision for income taxes includes a special income tax benefit of $54.5 million for deferred income tax benefits that arise from the Company's transition to taxable status. Deferred tax benefits represent differences between the carrying amounts for financial reporting purposes and the Company's estimate of the tax bases on its assets and liabilities.

     Excluding the special tax benefit, the provision for income taxes was $6.3 million in the first quarter of fiscal 1999, of which $3.0 million was incurred in July 1998, subsequent to the IPO.

     Net Income. Including the special tax benefit, net income was $63.1 million compared with $60.0 million in the first quarter of fiscal 1998. Excluding the special tax benefit, net income in the first quarter of fiscal 1999 was $8.6 million. Net income in the first quarter of fiscal 1999 was affected by lower gross profit primarily from the timing of customer orders, lower gross profit margins, interest expense on borrowings incurred at the time of the IPO, and the provision for income taxes following the Company's transition to taxable status.

     Fiscal 1999 Outlook. First quarter results are on target, and revenue for fiscal 1999 is anticipated to be in line with analysts' expectations. However, fiscal 1999 costs will be greater than previously estimated because the effects of record-high electric power costs continued from early summer into the fall, an unanticipated downward revision in the inflation index by the Department of Commerce is expected to affect revenue, and increased interest and income tax expenses are anticipated. The Company believes its fiscal 1999 earnings could be about 25 percent below analysts' consensus estimate of $1.60 per share.

RESULTS OF OPERATIONS -- FISCAL YEARS ENDED JUNE 30, 1997 AND 1998

    Revenue. Revenue amounted to $1,421.2 million in fiscal 1998, a decline of $156.6 million (or 10%) from $1,577.8 million in fiscal 1997. The decline in revenue was attributable primarily to changes in the timing of customer nuclear reactor refuelings resulting in a 12% decline in sales of SWU in fiscal 1998, following a 14% increase in fiscal 1997. During fiscal 1998, the Company provided enrichment services for 100 reactors as compared with 110 in fiscal 1997. The average SWU price billed to customers was $116, an increase of approximately 1% compared with fiscal 1997, notwithstanding the overall trend toward lower prices for contracts negotiated since July 1993 in the highly competitive uranium enrichment market. Sales of uranium to electric utility customers increased to $40.8 million, compared with $25.9 million in fiscal 1997.

    Revenue from domestic customers declined $54.6 million (or 6%), revenue from customers in Asia declined $44.7 million (or 9%) and revenue from customers in Europe and other areas declined $57.3 million (or 41%). Changes in the geographic mix of revenue in fiscal 1998 resulted primarily from changes in the timing of customers' orders. The decline in domestic revenue also reflects lower commitment levels from two customers, partially offset by higher sales of uranium and a first time sale of SWU for one reactor under a new contract signed by the Company.

    Cost of Sales. Cost of sales amounted to $1,062.1 million in fiscal 1998, a decline of $100.2 million (or 9%) from $1,162.3 million in fiscal 1997. The decline in cost of sales was attributable to the 12% decline in sales in SWU from changes in the timing of customers' orders, partially offset by the effects of lower production volume and higher unit costs at the GDPs and an increase in purchased SWU under the Russian HEU Contract. As a percentage of revenue, cost of sales amounted to 75% in fiscal 1998, compared with 74% in fiscal 1997.

    SWU unit production costs in fiscal years 1998 and 1997 were adversely affected by lower production facility capability, and the Company incurred additional costs because uneconomic overfeeding of uranium was necessary at the Portsmouth GDP to compensate for the production lost due to the unavailability of cells in order to ensure that customer requirements would be met.

    Electric power costs amounted to $413.8 million (representing 53% of production costs) in fiscal 1998, compared with $530.4 million (representing 59% of production costs) in fiscal 1997, a decline of $116.6 million (or 22%). The decline reflected lower power consumption resulting from lower SWU production and improved power utilization efficiency or SWU production compared with the amount of electric power consumed.

    Costs for labor and benefits amounted to $237.7 million in fiscal 1998, an increase of $7.6 million (or 3%) from $230.1 million in fiscal 1997. The increase reflected general inflation.

    Costs for the future disposition of depleted UF(6) amounted to $55.7 million in fiscal 1998, a decline of $16.3 million (or 23%) from $72.0 million in fiscal 1997. The decline resulted from lower SWU production overall and, at the Paducah GDP, more efficient operations and economic underfeeding of uranium which in turn resulted in a significant reduction in the generation of depleted UF(6). At June 30, 1998, the Company had accrued a total liability of $372.6 million for the future disposal of depleted UF(6).

    SWU purchased under the Russian HEU Contract and other purchase contracts represented 38% of the combined produced and purchased supply mix, compared with 23% for fiscal 1997. Unit costs of SWU purchased under the Russian HEU Contract are substantially higher than the Company's marginal cost of production. The Company purchased SWU derived from HEU, as follows: 3.6 million SWU at a cost of $315.8 million and 1.8 million SWU at a cost of $157.3 million for the fiscal years 1998 and 1997 respectively.

    Gross Profit. Gross profit amounted to $359.1 million in fiscal 1998, a decline of $56.4 million (or 14%) from $415.5 million in fiscal 1997. The decline resulted from lower sales of SWU from changes in the timing of customers' orders, lower production volume and higher unit costs at the GDPs, and an increase in purchased SWU under the Russian HEU Contract.

    Special Charges. Special charges amounted to $46.6 million for fiscal 1998 for costs related to the Privatization and certain severance and transition benefits to be paid to GDP workers in connection with workforce reductions over the next two years.

    Project Development Costs. Project development costs, primarily for the AVLIS project, amounted to $136.7 million for fiscal 1998, a decline of $4.8 million (or 3%) from $141.5 million in fiscal 1997. Engineering and development costs for the future commercialization of the AVLIS uranium enrichment process in fiscal 1998 primarily reflected continuing demonstration of plant-scale components with emphasis shifting toward integrated operation of the laser and separator systems to verify enrichment production economics. Project development costs include costs of $2.0 million in fiscal 1998 and $7.8 million in fiscal 1997 incurred in the evaluation of the SILEX advanced enrichment technology.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses amounted to $34.7 million in fiscal 1998, an increase of $2.9 million (or 9%) from $31.8 million in fiscal 1997. As a percentage of revenue, selling, general and administrative expenses amounted to 2.4% in fiscal 1998, compared with 2.0% in fiscal 1997. The increase resulted from higher expenses associated with Privatization activities.

    Net Income. Net income before special charges amounted to $192.9 million in fiscal 1998, a decline of $57.2 million (or 23%) from $250.1 million in fiscal 1997. As a percentage of revenue, net income before special charges amounted to 13% in fiscal 1998, compared with 16% in fiscal 1997. The decline resulted primarily from lower sales of SWU from changes in the timing of customers' orders and lower gross profit margins. Including special charges, net income in fiscal 1998 amounted to $146.3 million.

    On a pro forma basis, as if the IPO had occurred at the beginning of fiscal 1998, net income before special charges for fiscal 1998, adjusted to reflect interest expense on borrowings of $550.0 million at the time of the IPO and a provision for income taxes, was $97.3 million or $.97 per share. Including special charges, net income on a pro forma basis was $68.4 million or $.68 per share.

RESULTS OF OPERATIONS -- FISCAL YEARS ENDED JUNE 30, 1996 AND 1997

    Revenue. Revenue amounted to $1,577.8 million in fiscal 1997, an increase of $165.0 million (or 12%) from revenue of $1,412.8 million in fiscal 1996. The increase in revenue for fiscal 1997 resulted principally from: (i) the timing of customer nuclear reactor refuelings; (ii) sales to new customers; and (iii) increased sales to existing customers. Sales of SWU increased 14% in fiscal 1997 following a decline of 14% in fiscal 1996. During fiscal 1997, the Company provided enrichment services for 110 reactors as compared with 101 in fiscal 1996. Revenue for fiscal 1997 included first time sales of SWU for five reactors under Utility Services contracts entered into in earlier years and first time sales for four reactors under new contracts. The average SWU price billed to customers in fiscal 1997 was $115, a decline of approximately 1% compared to fiscal 1996, reflecting the trend toward lower prices for new contracts in the highly competitive uranium enrichment market.

    Revenue in fiscal 1997 increased from fiscal 1996 in all geographic areas in which the Company markets enrichment services. Domestic revenue increased $49.2 million or 5%, Asian revenue increased $46.2 million or 10%, and European and other revenue increased $69.6 million, almost double the fiscal 1996 level. In addition to changes in the timing of customer orders, revenue benefitted from initial sales by the Company for six reactors in the United States, one in Asia, and two in Europe. Revenue in fiscal 1997 was somewhat affected by the slowdown of refueling orders for certain reactors in the United States that, for a substantial portion of the fiscal year, had suspended operations pursuant to NRC safety directives or extended outages.

    Cost of Sales. Cost of sales amounted to $1,162.3 million in fiscal 1997, an increase of $189.3 million (or 19%) from $973.0 million in fiscal 1996. As a percentage of revenue, cost of sales amounted to 74% and 69% for fiscal years 1997 and 1996, respectively. The increase in cost of sales in fiscal 1997 was attributable mainly to the 14% increase in sales of SWU, higher unit production costs at the GDPs and increased purchases under the Russian HEU Contract. SWU production costs were higher due to unplanned equipment downtime and increased preventive maintenance activities.

    SWU production and related unit production costs in fiscal 1996 were adversely affected by lower gaseous diffusion production capability and increased maintenance activities reflecting efforts to restore GDP production to desired levels. Additional costs were incurred in fiscal 1997 from overfeeding of uranium in the enrichment process at the Portsmouth GDP to partially mitigate lower production capability. In fiscal 1996, production capability at the Paducah GDP was adversely affected by a reduction in electric power from the power supplier in response to an extended period of extremely hot weather.

    Electric power costs amounted to $530.4 million (representing 59% of production costs) in fiscal 1997, compared with $486.9 million (representing 55% of production costs) in fiscal 1996, an increase of $43.5 million (or 9%). The increase reflects increased power consumption and, at the Portsmouth GDP, a significant decline in power utilization efficiency along with higher demand charges for firm power. Power utilization efficiency was adversely affected by production equipment difficulties.

    Costs for labor and benefits amounted to $230.1 million in fiscal 1997, an increase of $20.3 million (or 10%) from $209.8 million in fiscal 1996. The increase reflects general inflation and higher employment levels.

    Costs for the future disposition of depleted UF(6) amounted to $72.0 million in fiscal 1997, a decline of $18.6 million (or 21%) from $90.6 million in fiscal 1996. Costs were lower in fiscal 1997 as the estimated future disposal rate per kilogram of depleted UF(6) was reduced as a result of revised estimates based on new proposals from potential disposal companies.

    Increased SWU purchases under the Russian HEU Contract and other purchase contracts also contributed to the higher costs of sales in fiscal 1997. Purchased SWU represented 23% of the combined produced and purchased supply mix in fiscal 1997, compared with 16% in fiscal 1996. Unit costs of SWU purchased under the Russian HEU Contract are substantially higher than the Company's marginal cost of production. The Company purchased SWU derived from HEU, as follows: 1.8 million SWU at a cost of $157.3 million and 1.7 million SWU at a cost of $144.1 million for the fiscal years 1997 and 1996, respectively. In September 1996, in accordance with the Privatization Act, the Company and Tenex amended the Russian HEU Contract to eliminate the Company's obligation to purchase the natural uranium component after calendar year 1996.

    Gross Profit. Gross profit amounted to $415.5 million in fiscal 1997, a decline of $24.3 million (or 6%) from $439.8 million in fiscal 1996. Although revenue increased in fiscal 1997, gross profit was adversely affected by higher unit production costs at the GDPs caused mainly by unplanned equipment downtime and increased preventive maintenance activities and increased purchases of SWU under the Russian HEU Contract. Gross profit in fiscal years 1997 and 1996 was also adversely affected by declines in average prices billed to customers.

    Project Development Costs. Project development costs, primarily for the AVLIS project, amounted to $141.5 million in fiscal 1997, an increase of $37.9 million (or 37%) from $103.6 million in fiscal 1996. The increase reflects planned engineering and development spending for the future commercialization of the

AVLIS uranium enrichment process and, in fiscal 1997, initial costs incurred in the evaluation of SILEX. Increased AVLIS spending was attributable to the demonstration of laser and separator systems and preliminary plant design.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses amounted to $31.8 million in fiscal 1997, a decline of $4.2 million (or 12%) from $36.0 million in fiscal 1996. As a percentage of revenue, selling, general and administrative expenses amounted to 2.0% and 2.5% in fiscal years 1997 and 1996, respectively. The decline in fiscal 1997 resulted from a reduction in expenses associated with Privatization activities and lower consulting and other fees.

    Other Income. Other income, net of expenses, amounted to $7.9 million in fiscal 1997, an increase of $4.0 million (or 103%) from $3.9 million in fiscal 1996. The increase in fiscal 1997 was attributable to interest earned on payments under the Russian HEU Contract to be applied against future SWU deliveries and fees earned on delivery optimization and other customer-oriented distribution programs.

    Net Income. Net income amounted to $250.1 million in fiscal 1997, a decline of $54.0 million (or 18%) from $304.1 million in fiscal 1996. As a percentage of revenue, net income amounted to 16% and 22% for fiscal years 1997 and 1996, respectively. The decline in fiscal 1997 resulted primarily from an increase of $37.9 million in AVLIS development spending and a lower gross profit margin on sales of SWU.

LIQUIDITY AND CAPITAL RESOURCES

    Liquidity and Cash Flow. Net cash flows provided by operating activities amounted to $28.6 million in the first quarter of fiscal 1999, compared with $83.1 million in the first quarter of fiscal 1998. Excluding the special deferred income tax benefit, cash flow in the first quarter of fiscal 1999 reflects lower net income as well as an increase of $26.9 million in inventories and cash payments of $8.9 million for costs and expenses relating to the Privatization incurred prior to the IPO. Net cash flows provided by operating activities in the first quarter of fiscal 1998 had been reduced by an advance payment of $60.0 million to DOE for electric power and had been increased by a reduction of $27.9 million in inventories and advances of $14.1 million from customers.

    Net cash flows provided by operating activities amounted to $73.3 million in fiscal 1998, compared with $356.1 million in fiscal 1997. Cash flow in fiscal 1998 was reduced by an increase of $142.5 million in inventories, the decline of $103.8 million in net income compared with fiscal 1997, and payments of $66.0 million in fiscal 1998 to DOE relating to the disposition of depleted UF(6), partly offset by an increase of $64.4 million in payables to the Russian Federation for purchases of SWU. In fiscal 1997, the net increase of $50.1 million in payments under the Russian HEU Contract reflected a payment of $100.0 million in December 1996 under the Russian HEU Contract for future deliveries of SWU in calendar years 1998 and 1999.

    Net cash flows provided by operating activities amounted to $356.1 million in fiscal 1997, a significant increase over $119.7 million in fiscal 1996. The increase resulted primarily due to a reduction of $97.6 million in customer trade receivables in fiscal 1997 from changes in the timing of customer collections and the collection of $29.4 million from DOE for reimbursable regulatory compliance activities, partially offset by the decline of $54.0 million in net income compared with fiscal 1996. As a supplementary activity in support of the Russian HEU Contract, the Company paid $100.0 million in each of fiscal years 1997 and 1996 as credits for future deliveries of SWU under the Russian HEU Contract.

    Capital expenditures relating primarily to GDP improvements amounted to $5.7 million in the first quarter of fiscal 1999, compared with $5.9 million in the first quarter of fiscal 1998.

    Capital expenditures relating primarily to GDP improvements amounted to $36.5 million, $25.8 million and $15.6 million in fiscal years 1998, 1997 and 1996, respectively. Capital expenditures in fiscal 1998 consist principally of replacement equipment and upgrades to the steam plant and cooling towers. Capital expenditures in fiscal years 1997 and 1996 consisted principally of upgrades to the steam plant and cooling towers, improvements to the enriched product withdrawal facilities, process inventory control systems, cylinder storage facilities and purchases of capital equipment.

    The Exit Dividend paid to the U.S. Treasury in July 1998 amounted to $1,709.4 million.

    Dividends paid to the U.S. Treasury amounted to $120.0 million in each of the fiscal years 1998, 1997 and 1996. Pursuant to the Privatization Act, in December 1996, the Company transferred to DOE the natural uranium component of LEU from HEU purchased under the Russian HEU Contract at a cost of $86.1 million in fiscal 1996 and $74.3 million in fiscal 1997. As a result of the transfer, the total purchase cost of $160.4 million, including related shipping charges, was recorded as a return of capital.

    On November 10, 1998 the Board of Directors of USEC Inc. declared the Company's first regular quarterly dividend payment of $.275 per share, payable December 15, 1998 to shareholders of record as of November 25, 1998. An annualized dividend of $1.10 per common share was indicated in the IPO Prospectus dated July 22, 1998. During 1999, the Company anticipates dividend payment dates of March 15, June 15, September 15 and December 15.

    Net working capital amounted to $766.6 million at September 30, 1998. The Company has provided extended payment terms to an Asian customer with respect to an overdue trade receivable of $36.5 million at September 30, 1998. Interest is earned on the unpaid balance, and the trade receivable has been secured by an irrevocable letter of credit with payment scheduled for February 27, 1999.

    AVLIS Project Expenditures. AVLIS deployment is estimated to cost approximately $2.2 billion from fiscal 1998 through fiscal 2005, of which $550.0 million is expected to be spent during the performance demonstration, design and licensing phase and $1.7 billion during the procurement, construction and startup phase. The Company periodically re-evaluates its AVLIS estimated costs and currently believes this estimate could vary by up to 20%.

    Actual AVLIS expenditures may vary from this estimate based on the results of development and demonstration activities or on account of changes in business conditions, regulatory requirements and the timing of NRC licensing, costs of construction labor and materials, the market for uranium enrichment services, and the Company's cost of capital.

    Capital Structure and Financial Resources. The Company expects that its cash, internally generated funds from operating activities, and available financing sources including borrowings under the Credit Facility (described below), will be sufficient to meet its obligations as they become due and to fund operating requirements of the GDPs, purchases of SWU under the Russian HEU Contract, capital expenditures and discretionary investments, AVLIS expenditures in the near term and the quarterly dividend.

    The Company borrowed $550.0 million at the time of the IPO, pursuant to a credit facility comprised of three tranches (the "Credit Facility"). Tranche A is a 364-day revolving credit facility for $400.0 million. Tranche B is a 364-day revolving credit facility for $150.0 million which is convertible, at the Company's option, into a one-year term loan. The Company borrowed $550.0 million under Tranche A and Tranche B, transferred $500.0 million of such proceeds to the U.S. Treasury as part of the Exit Dividend of $1,709.4 million and retained $50.0 million in cash. The third tranche, Tranche C, is a five-year revolving credit facility for $150.0 million for working capital and general corporate purposes. Borrowings, net of repayments, amounted to $565.0 million from July 28 to September 30, 1998. Borrowings under the Credit Facility bear interest at a rate equal to, at the Company's option (i) the London Interbank Offered Rate ("LIBOR") plus an "Applicable Eurodollar Margin," or (ii) the Base Rate (as defined). The Applicable Eurodollar Margin is based on the Company's credit rating.

    The Credit Facility requires the Company to comply with certain financial covenants, including a minimum net worth and a debt to total capitalization ratio, as well as other customary conditions and covenants. The Credit Facility restricts borrowings by USEC subsidiaries to a maximum of $100.0 million. The failure to satisfy any of the covenants would constitute an event of default. The Credit Facility also includes other customary events of default, including without limitation, nonpayment, misrepresentation in a material respect, cross-default to other indebtedness, bankruptcy and change of control.

    The Company's total debt-to-capitalization ratio as adjusted to include short-term debt was 33% at September 30, 1998.

ENVIRONMENTAL MATTERS

    In addition to costs for the future disposition of depleted UF(6), the Company incurs operating costs and capital expenditures for matters relating to compliance with environmental laws and regulations, including the handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes generated as a result of its operations. Operating costs relating to such environmental compliance were $25.4 million, $24.9 million and $30.4 million and capital expenditures relating to environmental matters were $4.4 million, $1.8 million and $3.5 million for fiscal years 1998, 1997 and 1996, respectively. In fiscal years 1999 and 2000, the Company expects its operating costs and capital expenditures for such compliance to remain at about the same levels as in fiscal 1998. Costs accrued for the future treatment and disposal of depleted UF(6) produced from its operations were $55.7 million in fiscal 1998. The Company expects that costs relating to the future treatment and disposal of depleted UF(6) will be lower in fiscal 1999.

    The Company paid $50.0 million to DOE in June 1998 in consideration for DOE assuming responsibility for a certain amount of depleted UF(6) generated by the Company from the Privatization Date to 2005.

    Environmental liabilities associated with the GDP operations prior to the date of the IPO are the responsibility of DOE or the U.S. Government, except for liabilities relating to certain identified wastes stored at the GDPs. Environmental liabilities associated with the decontamination and decommissioning of the GDPs are generally the responsibility of DOE, except for additional costs, if any, as a result of the Company's operations.

IMPACT OF YEAR 2000 ISSUE

    The Year 2000 issue exists because many software and embedded systems (defined below), which use only two digits to identify a year in a date field, were developed without considering the impact of the upcoming change in the century. Some of these systems are critical to the Company's operations and business processes and could fail or function inaccurately if not repaired or replaced with Year 2000 ready products. The Company's software and embedded systems will be Year 2000 ready when such systems are replaced or remediated to perform essential functions accurately and without failure. Software is computer programming that has been developed by the Company for its own use (in-house software) and purchased from vendors (vendor software). Embedded systems refer to both computing hardware and other electronic monitoring, communications, and control systems that have microprocessors.

    The Company has designed and begun implementation of a Year 2000 project which focuses on systems that are critical to its business. The failure of such critical systems would directly and adversely affect the Company's ability to generate or deliver products and services or otherwise affect the Company's revenue, safety, or reliability for a period of time as to lead to unrecoverable consequences. The Company has adopted a phased approach for critical systems to address the Year 2000 issue. The phases include: (1) a Company-wide inventory, in which critical systems were identified; (2) assessment, in which critical systems were evaluated as to their readiness to operate in the Year 2000; (3) remediation, in which critical systems that are not Year 2000 ready are upgraded by modification or replacement; (4) testing, in which remediation is validated by checking the ability of critical systems to operate within the Year 2000 time frame; and (5) certification, in which systems are formally acknowledged to be Year 2000 ready and acceptable for operation.

    The Year 2000 project is proceeding on schedule. The inventory phase has been completed, and critical systems have been identified. Other software that requires Year 2000 remediation may be included during the assessment, remediation, and testing phases. The identified, critical, in-house and vendor software is in the process of being remediated, with completion expected by April 1999. The Company expects to complete the testing and certification phases by April 1999.

    Remediated software and embedded systems will be tested both for ability to handle Year 2000 dates, including leap year, and to assure that repair has not affected functionality. Software and embedded systems are being tested individually and where necessary will be tested in an integrated manner with other systems, with dates advanced to simulate the Year 2000. All systems will be tested to reduce risk, but testing cannot comprehensively address all future combinations of dates and events.

    The Company depends on external parties, including electric power utilities, customers, suppliers, government agencies, and financial institutions, to reliably deliver products and services. To the extent that external parties experience Year 2000 problems, the demand for and the reliability of the Company's services may be adversely affected. The Company has adopted a phased approach to address external parties and the Year 2000 issue. The phases include: (1) inventory, in which critical business relationships are identified;
(2) action planning, in which a series of actions and a time frame for monitoring expected compliance status is developed; (3) assessment, in which the likelihood of external party Year 2000 readiness is evaluated; and (4) contingency planning, in which plans are made to deal with the potential failure of an external party to be Year 2000 ready. Additional critical relationships may be entered into or included. Assessment of Year 2000 readiness of external parties will continue through calendar year 1999.

    In January 1999, the Company plans to assess the progress of Year 2000 remediation efforts internally and externally to determine the scope of contingency planning necessary to reduce the risk to the Company. If the remediation schedule lags and cannot meet certain milestones, a contingency planning process would begin, and contingency plans would be implemented if a remediated system does not become available by the date it is needed. The Company also plans to develop contingency plans for the potential failure of critical external parties to address their Year 2000 issues.

    The Company recognizes that, given the complex interaction of computing and communication systems, it is not possible to be certain that all efforts to have all critical systems Year 2000 ready will be successful. Irrespective of the progress of the Company's Year 2000 project, the Company is preparing contingency plans, which will take into account the possibility of multiple system failures, both internal and external, due to Year 2000 effects.

    There can be no assurance that such programs will identify and cure all software problems, or that entities on whom the Company relies for certain services integral to its business, such as the electric power suppliers, will successfully address all of their software and systems problems in order to operate without disruption in 2000.

    The Company expects its costs for software modifications and systems upgrades to resolve Year 2000 issues will amount to $14.0 million, of which $5.8 million had been incurred at September 30, 1998. Pursuant to the Company's financial accounting and reporting policies, purchased hardware and software costs are capitalized, and implementation costs, including consultants' fees, are charged against income as incurred.

POWER PURCHASES, CHANGING PRICES AND INFLATION

    The GDPs require substantial amounts of electricity to enrich uranium. The Company purchases firm and non-firm power to meet its production needs. Production costs would increase to the extent that the market prices of non-firm power, which represented 29% of the fiscal 1998 power needs, and firm power, which represented 71% of the fiscal 1998 power needs, were to rise. In addition, the prices that the Company pays for firm power could increase if there were additional regulatory costs or unanticipated equipment failures at the power plants supplying the firm power to the GDPs. The Company is exploring a number of alternatives to reduce its exposure to market-priced power at the Paducah GDP during next summer and future periods, including negotiations to procure power at acceptable prices and reducing production levels at the Paducah GDP during affected periods. There can be no assurance that the Company will be successful in reducing such exposure, including through the procurement of power at acceptable prices to economically operate the Paducah GDP during the affected periods.

    A majority of the Company's contracts generally provide for prices that are subject to adjustment for inflation. In recent years, inflation has not had a significant impact on the Company's operations, and unless inflation increases substantially, it is not expected to have a material effect.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued and the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Adoption of the standards did not have a material effect on the Company's financial statements for fiscal 1998.

                                   USEC INC.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Financial instruments are reported on the balance sheet at September 30, 1998, and include cash, cash equivalents, accounts receivable and payable, certain accrued liabilities, payables under the Russian HEU Contract, and variable-rate debt, the carrying amounts for which approximate fair value at September 30, 1998.

     The balance sheet carrying amounts and related fair values at September 30, 1998, of the Company's debt obligations that are sensitive to changes in interest rates follow:

                                                                   SEPTEMBER 30, 1998
                                                              ----------------------------
                                                               BALANCE SHEET
                                                              CARRYING AMOUNT   FAIR VALUE
                                                              ---------------   ----------
                                                                       (MILLIONS)
Variable Rate Debt:
     Short-term debt........................................      $265.0          $265.0
     Long-term debt.........................................       300.0           300.0
                                                                  ------          ------
                                                                  $565.0          $565.0
                                                                  ======          ======

     The repayment schedule of debt obligations, based on the ultimate maturity dates available under the Credit Facility, and the related variable interest rates based on implied forward rates in the yield curve as of September 30, 1998, follow:

                                                                        MATURITY DATE
                                                              ---------------------------------
                                                              JULY 1999   JULY 2000   JULY 2003
                                                              ---------   ---------   ---------
Variable Rate Debt:
     Short-term debt........................................   $265.0      $   --      $   --
     Long-term debt.........................................       --       150.0       150.0
                                                               ------      ------      ------
                                                               $265.0      $150.0      $150.0
                                                               ======      ======      ======
Variable Interest Rate......................................     5.6%        5.8%        6.6%

     The Company plans to refinance all or a portion of the borrowings under the Credit Facility with funds raised in the public or private security markets, including proceeds from this offering.

                               INDUSTRY OVERVIEW

THE ENRICHMENT PROCESS

    Overview. As found in nature, uranium consists of three isotopes, the two principal ones being uranium-235 ("U(235)") and uranium-238 ("U(238)"). U(238) is the more abundant but is not fissionable. U(235) is the fissionable isotope, but its concentration in natural uranium is only about .711% by weight. Light water nuclear reactors, which are operated by most nuclear utilities in the world today, require low enriched uranium fuel, or LEU, with a U(235) concentration in the range of 3% to 5% by weight. Uranium enrichment is the process by which the concentration of U(235) is increased to that level.

    Two existing commercial technologies are currently used to enrich uranium for nuclear power plants -- the gaseous diffusion process and the gas centrifuge process. The gaseous diffusion process involves the passage of uranium hexafluoride ("UF(6)") in a gaseous form through a series of filters (or porous barrier) such that the UF(6) is continuously enriched in U(235) as it moves through the process. Because U(235) is lighter, it passes through the barrier more readily than does U(238), resulting in a gaseous uranium that is enriched in U(235), the fissionable isotope. The gaseous diffusion process is power-intensive, requiring significant amounts of electricity to push the UF(6) through the filters. The other enrichment process, gas centrifuge, is significantly less power intensive than the gaseous diffusion process and employs rapidly spinning cylinders containing UF(6) to separate the fissionable U(235) isotope from the non-fissionable U(238).

    SWU. The standard of measure of effort or service in the uranium enrichment industry is separative work units or SWU. A SWU is the amount of work or effort that is required to transform a given amount of natural uranium feed stock (UF(6) into two streams of uranium, one enriched in the U(235) isotope and the other depleted of the U(235) isotope. Prices for enrichment services are based upon SWU, and the enrichment capacity of suppliers and the enrichment requirements of nuclear utilities are also denominated in SWU.

    Overfeeding/Underfeeding. SWU (and the related electricity required for enrichment) and natural uranium are, to a certain extent, interchangeable in the process to create enriched uranium. The Company can feed (i) more natural uranium into the enrichment process, a mode of operation called "overfeeding," or (ii) less uranium into the enrichment process, a mode of operation called "underfeeding." Overfeeding is economical if the sum of the value of the additional natural uranium and the cost of disposing of the additional depleted UF(6) generated is lower than the cost of the electricity used to produce the additional enriched uranium. Underfeeding is economical if the cost of the additional electricity required is lower than the savings from the use of less natural uranium and its related disposal costs. Underfeeding serves to stockpile the inventory of natural uranium which, if not needed for production, can be sold.

THE NUCLEAR FUEL CYCLE

    Electric utilities with light water nuclear reactors require fissionable uranium because it is the act of fission which releases the necessary heat required to produce steam for the turbines which generate electricity. The provision of uranium enrichment services (i.e., the process by which the concentration of the fissionable isotope U(235) in natural uranium is increased to levels suitable for commercial use) is one vital step in the nuclear fuel cycle as depicted in the diagram below. Utilities typically obtain natural uranium as uranium ore concentrate from a mining and milling company or other natural uranium supplier. Utilities arrange to have the uranium ore concentrate converted to UF(6) at one of several converters located around the world. The UF(6) is delivered to an enrichment services provider, such as the Company, for enrichment in U(235). The enriched uranium is transported to a nuclear fuel fabricator to have the enriched UF(6) converted into uranium dioxide pellets for fabrication into fuel elements suitable for use in nuclear reactors.

Commercial Nuclear Fuel Cycle
TEXT: Enrichment is one of a series of steps required to prepare naturally occurring uranium for use as nuclear fuel

GRAPHIC: Picture of a mine/mill with text "Uranium Mines & Mills", arrow pointing to picture of buildings with text "U(3)O(8) Conversion to UF6", arrow pointing to circle with text in top half of circle "USEC - Only domestic source" with arrow pointing to picture of storage tanks with text "Depleted Uranium Stockpile (Tails)" and text in bottom half of circle "U-235 Enrichment" with arrow pointing to a building with text "Conversion to UO(2) & Fabrication of Fuel Assemblies", arrow pointing to reactor with text "Light Water Reactor", and arrow pointing to facility with text "Waste Storage/Disposal Facility".

PROVIDERS OF ENRICHMENT SERVICES

    There are currently four major uranium enrichment suppliers worldwide: USEC, Tenex, Eurodif and Urenco. Tenex is an entity of the Russian government. Eurodif is a multinational consortium controlled by the French government. Other participants in the consortium include the Spanish, Belgian, Italian and Iranian governments. Urenco is a consortium owned one-third by the British government, one-third by the Dutch government and one-third by two German utilities. Japan Nuclear Fuels Limited ("JNFL") and a Chinese state-owned enrichment supplier are smaller providers that primarily serve their respective domestic markets. In addition, a relatively small spot market exists for uranium enrichment services. The spot market developed in the mid-1980s as a result of utilities reselling enrichment services that they were required to purchase under take-or-pay contracts for reactors that were subsequently canceled or delayed and by SWU sales from the former Soviet Union. By the early 1990s, however, the spot market had declined in importance due to the elimination of utilities' excess inventories and the impact of trade restrictions and market practices in certain countries which have restricted sales from states of the former Soviet Union into these markets. In 1997, the spot market supplied less than 2% of the total world market for enrichment services.

    In addition to the primary uranium enrichment suppliers, other sources of enriched uranium exist. The principal source is LEU derived from HEU obtained from dismantled United States and Russian nuclear weapons and military stockpiles. As the Executive Agent to the U.S. Government under the Russian HEU Contract, USEC purchases the uranium enrichment component of HEU recovered from dismantled Russian nuclear weapons. USEC has also received transfers of HEU from the U.S. Government. Russia has significant supplies of HEU from dismantled weapons and military stockpiles; future disposition plans for this HEU are unknown.

                                    BUSINESS

OVERVIEW

    USEC, a global energy company, is the world leader in the production and sale of uranium fuel enrichment services for commercial nuclear power plants. USEC currently has approximately a 75% share of the North American uranium enrichment market and approximately a 40% share of the world market. Uranium enrichment is a critical step in transforming natural uranium into fuel for nuclear reactors to produce electricity. USEC enriches uranium utilizing the gaseous diffusion process at two plants located in Paducah, Kentucky and near Portsmouth, Ohio. USEC's fiscal 1998 revenue was $1.4 billion and its pre-tax income, before special charges, was $192.9 million. The Company's net income on a pro forma basis (primarily to reflect provision for federal, state and local income taxes and interest expense) before special charges for fiscal 1998 was $97.3 million.

    The Company supplies enriched uranium to approximately 60 customers for use in about 170 nuclear reactors located in 14 countries throughout the world. Generally, the Company's contracts with its customers are "requirements" contracts pursuant to which the customer is obligated to purchase a specified percentage of its enriched uranium requirements from the Company. Consequently, the Company's annual sales are dependent upon the customers' requirements for the Company's services, which are driven by nuclear reactor refueling schedules, reactor maintenance schedules, customers' considerations of costs, and regulatory actions. Based on customers' estimates of their requirements, at September 30, 1998 the Company had long-term requirements contracts with utilities to provide uranium enrichment services aggregating approximately $3.6 billion through fiscal 2001 and $7.0 billion through fiscal 2009, compared with $7.8 billion at September 30, 1997.

STRATEGY

    The Company's goal is to continue to be the world's leading supplier of uranium fuel enrichment services and to diversify over time into related strategic businesses that will contribute to the Company's growth and profitability. To achieve its goal, the Company intends to focus on the following:

    Aggressively Pursue Sales Opportunities. The Company has implemented a strategy designed to increase sales to existing customers, many of whom currently buy less than 100% of their requirements from the Company (typically 70%) and to add new customers. Flexible contract terms have replaced standardized DOE contracts, and the Company has increased its attention to customer service, product quality and reliability. Management has implemented a variety of private-sector marketing principles which emphasize responsiveness to the needs of individual customers. In addition, USEC is committed to capitalizing on its reputation as a reliable and timely supplier and to delivering superior customer service. The Company has actively worked to reduce delivery times and has implemented an electronic order service system to facilitate management of customer orders and tracking of inventory.

    Improve Operating Efficiencies. The Company plans to continue to improve operating efficiencies by implementing a rigorous cost management program. A cornerstone of this program is USEC's commitment to continually investigate opportunities to purchase low-cost power and to seek the most efficient use of power to minimize the cost of power per SWU produced. The Company has also adopted cost containment goals intended to be achieved through improved power utilization, increased SWU production per labor hour, and other material and service cost reductions. USEC is committed to containing operating costs while ensuring continued compliance with health, safety and environmental standards.

    Commercialize AVLIS Technology. USEC plans to complete the development and commence commercialization of the next generation of uranium enrichment technology, AVLIS, which uses lasers to enrich uranium, and which should permit USEC to remain one of the lowest cost suppliers of uranium enrichment services and enhance its competitive position. The Company believes that it will be able to deploy a full-scale AVLIS facility in the 2005-2006 time frame. In addition, it is possible that the AVLIS technology may have applications in the medical, precision tool and semiconductor industries which the Company may elect to explore either on its own or through licensing arrangements. As AVLIS is being brought on line for production, the GDP facilities and AVLIS are expected to operate simultaneously. AVLIS is expected to be able to displace some or all of the production of the GDPs; however, the Company will evaluate issues such as market demand and other supply sources at that time prior to making any decisions with respect to the GDPs.

    Diversify Over the Longer Term. The Company intends to diversify its business over time into related strategic businesses that will contribute to the Company's growth and profitability. This strategy could, among other things, result in the Company becoming involved in other phases of the nuclear fuel cycle that draw on its knowledge of the nuclear industry thereby allowing the Company to become a leader in the global nuclear energy market. Although the Company has not identified any acquisitions or strategic alliances, it intends to pursue appropriate opportunities which, among other criteria, are expected to:

    - offer a favorable balance with respect to market potential and manageable market entry risk;

    - broaden USEC's operating base beyond its core business in ways that allow for the leveraging of its core competencies;

    - diversify risk by being counter-cyclical to existing business;

    - earn returns in excess of certain financial benchmarks including USEC's cost of capital; and

    - be accretive to earnings within a reasonable period of time.

SALES AND MARKETING

    One of the Company's top priorities has been to obtain additional commitments from existing customers and to add new customers. In pursuing this priority, the Company has initiated a flexible approach to both pricing and service, including shortening customer order lead times and introducing systems to manage natural uranium provided by customers, while implementing a variety of initiatives designed to improve customer service.

    The Company has contracts with 63 nuclear utility customers operating about 270 nuclear reactors located in 14 countries. USEC provides enrichment services to 173 of these reactors. Domestic customer purchases accounted for 63% of the Company's fiscal 1998 revenue and foreign customers represented 37%. The proportion of annual revenue generated from domestic and foreign customers is expected to remain relatively constant through the end of the decade.

    As a part of its marketing strategy, the Company endeavors to differentiate its services from those of its competitors. In this regard, the Company believes that in making their purchasing decisions, utilities consider the price of enrichment services to be the most significant factor; however, issues of reliability, product quality and customer service are also important. The Company believes that it offers competitive prices and that it delivers superior customer service. In addition, the Company has a strong reputation as a reliable long-term supplier of enrichment services. Consequently, the Company's marketing strategy includes efforts to educate utilities to associate the combination of these positive features -- competitive pricing, customer service, reliability -- with the "USEC" name. USEC believes that this name "branding" strategy will help differentiate its services from those of its competitors and enhance its position as the industry leader.

    No one customer accounted for more than 10% of the Company's fiscal 1998 revenue. The Company's 10 largest customers, which collectively represented 44% of its fiscal 1998 revenue, included Arizona Public Service Company, Carolina Power and Light Company, Commonwealth Edison Company, Duke Power Company, The Kansai Electric Power Company, Incorporated (Japan), PECO Energy Company, Southern Nuclear Operating Co., Taiwan Power Company, Tennessee Valley Authority and Tokyo Electric Power Company, Inc.

    The Company has provided extended payment terms to an Asian customer with respect to an overdue trade receivable of $36.5 million at September 30, 1998. Interest is earned on the unpaid balance, and the trade receivable has been secured by an irrevocable letter of credit with payment scheduled for February 27, 1999.

CUSTOMER CONTRACTS AND PRICING

    Overview. In excess of 95% of enrichment services are provided by primary suppliers selling directly to utilities under multi-year contracts. While some of these contracts are for fixed quantities, the vast majority are "requirements" contracts. Under a requirements contract, enrichment services are provided as and when needed. The amount of enrichment services actually purchased, therefore, depends on a number of factors including the capacity and performance of the reactor. Under this type of contract, the supplier receives the benefit of increases and assumes the risk of reductions in demand. Transactions are small in number but large in size, with a typical contract exceeding $50 million in value. Purchasing strategies tend to differ by utility size, region of the world and the relative value placed upon reliability, price and flexibility. There is an emerging trend among utilities to divide their purchases among several shorter-term contracts and stagger their renegotiations, thereby giving themselves maximum flexibility to respond to the market.

    The Company currently provides enrichment services to customers under two types of requirements contracts. "Utility Services Contracts" are the uniform contracts that were transferred to the Company by DOE on July 1, 1993 (the "Transition Date"). "New Contracts" are (1) contracts negotiated or renegotiated by the Company with existing and new customers since the Transition Date that have been tailored to meet the particular needs of individual customers and (2) certain Utility Services Contracts that have been substantially amended since the Transition Date. A majority of USEC's customers has transitioned from older Utility Services Contracts or equivalent contracts to New Contracts.

    Utility Services Contracts. As originally executed by DOE and certain customers in 1984, the Utility Services Contracts have a term of 30 years. There were 24 Utility Services Contracts at September 30, 1998, however, pursuant to options granted by DOE in the Utility Services Contracts or otherwise, many of these customers have terminated their purchase obligations for fiscal 1999 and beyond. The Company believes that a majority of the customers that terminate their purchase obligations under Utility Services Contracts will enter into New Contracts with the Company.

    New Contracts. The Company's New Contracts are also primarily requirements contracts. The New Contracts have been individually negotiated with each utility. This has allowed the Company to tailor the economic, legal and operational terms in response to specific customer needs. The terms of the New Contracts have been in the range of 3 to 11 years and such contracts typically do not contain advance termination provisions. Terms contained in the New Contracts include establishment of accounts for customer-owned natural and enriched uranium, allocation of financial responsibility for taxes and future regulatory charges, limitation of liability for damages, and protection against liability to third parties arising from nuclear incidents. Additionally, consistent with the Company's goal of providing maximum flexibility to customers, many New Contracts contain options, tailored to each customer's particular needs, that permit customers to increase and decrease the percentage of requirements purchased from USEC in specific years.

    The Company believes that its willingness to provide flexible contract terms has been instrumental in its ability to successfully compete for and capture open demand. The Company also believes that the advent of shorter contract terms is an industry-wide phenomenon: utilities have been experiencing rapid changes in their industry and have been less willing to enter into extended obligations. This trend toward shorter contract terms requires that the Company, as well as its competitors, pursue new sales with greater frequency. The general effect of this is to increase the level of competition among uranium enrichment suppliers for new SWU commitments.

    Calculation of Backlog. Under both types of contracts, customers are required to provide non-binding estimates of their SWU requirements to facilitate the Company's ability to forecast production requirements and revenue. Backlog is the aggregate dollar amount of enrichment services that the

Company expects to sell pursuant to its multi-year requirements contracts with utilities. The Company expects most customers with Utility Services Contracts to exercise their right to terminate commitments in years 2003 through 2008.

    Pricing. Uranium enrichment services are priced based upon SWU. Historically, the U.S. Government established a uniform price under long-term SWU contracts that was required by law to be based upon a recovery of the U.S. Government's costs in producing SWU and was subject to annual adjustment.

    The base price of the Utility Services Contracts transferred to the Company on the Transition Date was $125 per SWU (the "Base Price"). The Company has not increased the price under contracts transferred from DOE, and as of September 30, 1998 the price remained $125 per SWU. The Company's Base Price is generally applicable to 70% of requirements purchased by customers under Utility Services Contracts. This Base Price may be adjusted upward or downward by the Company with 180 days' notice so long as it does not exceed a ceiling charge established under a formula in the Utilities Services Contracts. In each of fiscal years 1997 and 1998, the average price billed to the Company's customers under the Utility Services Contracts and New Contracts was approximately $115 per SWU.

    Currently, although SWU is essentially a commodity product, there are no standard indices in the long-term SWU market and contracts are entered into on a confidential basis. New SWU prices under long-term contracts are influenced by supply and demand dynamics in the market. Prices for uranium enrichment services under the New Contracts are negotiated. They are influenced by the volume and timing of the customer's open SWU commitments, perceptions of future market prices and the variety of options and operational flexibility required. New Contracts provide for prices that are significantly lower than the current Base Price under the Utility Services Contracts, reflecting current market conditions. New Contracts generally provide that prices are subject to adjustment upward or downward for inflation based on the U.S. Department of Commerce inflation index and, subject to certain limitations, for cost increases incurred by the Company resulting from changes in regulatory requirements.

RUSSIAN HEU CONTRACT

    Overview. The Company has been designated by the U.S. Government to act as its Executive Agent in connection with a government-to-government agreement between the United States and the Russian Federation relating to the acquisition of LEU derived from HEU recovered from dismantled nuclear weapons from the former Soviet Union. In January 1994, the Company signed a commercial agreement (the "Russian HEU Contract") with Tenex, Executive Agent for Minatom, which, in turn, is the Executive Agent for the Russian Federation. Under the contract, USEC expects to purchase up to approximately 92 million SWU contained in LEU over a 20-year period according to a specified schedule. The LEU will be derived from up to 500 metric tons of HEU being blended down in Russia to a level suitable for commercial power reactor fuel.

    In April 1997, the Company entered into a memorandum of agreement (the "Executive Agent MOA") with the United States Department of State and DOE whereby the Company has agreed to continue to serve as the U.S. Executive Agent following the Privatization. Under the terms of the government-to-government agreement and the Executive Agent MOA, the Company can be terminated, or resign, as U.S. Executive Agent upon the provision of 30 days' notice. In the event of termination or resignation, the Company would have the right and the obligation to purchase SWU that is to be delivered during the calendar year of the date of termination and the following calendar year. The Executive Agent MOA also provides that the U.S. Government can appoint alternate or additional Executive Agents to carry out the government-to-government agreement.

    SWU Component of Russian LEU from HEU. USEC ordered 4.4 million SWU in calendar 1998, of which 2.5 million SWU had been delivered as of October 31, 1998. Delivery of the remaining SWU ordered for delivery in calendar 1998 has been delayed, and the Company currently does not anticipate receiving this material prior to the end of this calendar year. In addition, USEC has ordered
5.5 million SWU for delivery in calendar 1999. USEC has committed to order up to
5.5 million SWU in each of the
calendar years 2000 and 2001. The quantities and prices for SWU purchases under the Russian HEU Contract through 2001 have been set. Prices for SWU delivered in 1999, 2000 and 2001 are subject to adjustment based on U.S. inflation. The contract provides that the parties will meet in 2000 and may at that time agree on quantities and prices for the five years beginning in 2002. The Company expects to purchase 5.5 million SWU in each of the years following 2001 during the remaining term of the Russian HEU Contract.

    The cost of Russian SWU is substantially higher than the Company's marginal cost of producing SWU at the GDPs. Although the Company presently can resell the Russian SWU for more than the Company is paying, such sales are less profitable than sales of SWU produced at the GDPs. Nevertheless, as the only U.S. provider of enrichment services today and as a result of its strong technical capability, backlog and financial position, the Company believes that it is uniquely positioned to act as U.S. Executive Agent under the Russian HEU Contract. The Company believes it can best integrate this additional supply of enrichment services into the market in a manner that minimizes market disruption and ensures the reliability and continuity of economic supply to electric utilities.

    USEC pays for the SWU delivered under the Russian HEU Contract within 60 days after delivery. In order to facilitate and support the Russian Federation's implementation of the contract, however, the Company made advance payments to Tenex of $60 million in calendar 1994 and $100 million in each of calendar years 1995 and 1996. USEC credits advance payments, up to $50 million per year, against half of the SWU value in each delivery received and makes cash payments for the remaining portion. As of September 30, 1998, $210.0 million of the $260.0 million in advance payments had been credited against SWU purchased. From inception of the Russian HEU Contract to September 30, 1998, the Company purchased 8.5 million SWU derived from 46.4 metric tons of HEU at an aggregate cost of $715.6 million, including related shipping charges.

    Natural Uranium Component of Russian HEU. Although the Russian HEU Contract as originally executed in 1994 obligated USEC to purchase the natural uranium component of LEU deliveries, USEC and Tenex amended the contract in 1996 in accordance with the Privatization Act to provide that, with respect to all LEU deliveries under the contract after January 1, 1997, USEC would transfer the natural uranium component of such deliveries to Tenex. Consequently, since January 1997, USEC has purchased (and has committed to purchase in the future) only the SWU component of LEU delivered by Tenex under the contract. With respect to deliveries in calendar years 1995 and 1996, as directed by the Privatization Act, USEC purchased both the SWU and natural uranium components and transferred the natural uranium component to DOE in December 1996.

NATURAL URANIUM AND HEU FROM DOE

    Under the Privatization Act, DOE transferred to the Company title to 50 metric tons of HEU. The 50 metric tons of HEU represents 3.4 million SWU and 5,000 metric tons of natural uranium. The Company is responsible for costs related to the blending of the HEU into LEU, as well as certain transportation, safeguards and security costs. The Company received the 7,000 metric tons of natural uranium in April 1998 and anticipates receiving the 50 metric tons of HEU over the period September 1998 to September 2003. The Privatization Act places certain limits on the ability of the Company to deliver this material for commercial use in the United States. In particular, the Company may not deliver for use in the United States (i) more than 10% of the uranium in any calendar year, or (ii) more than 800,000 SWU contained in LEU in any calendar year.

    In May 1998, the Company also received an additional 3,800 metric tons of natural uranium and 45 metric tons of LEU to settle DOE's liabilities for nuclear safety upgrade costs and to satisfy certain other remaining obligations of DOE to the Company. The 45 metric tons of LEU represent 280,000 SWU and 453 metric tons of natural uranium. The Company may not deliver such uranium for commercial use in the United States over less than a four-year period.

    At September 30, 1998, the Company had inventories of 11.1 million SWU and 29,000 metric tons of natural uranium, including 3.4 million SWU and 5,000 metric tons of natural uranium contained in 50 metric tons of HEU scheduled to be delivered to the Company by DOE over the period September 1998 to September 2003.

    The average annual price in the spot market for a kilogram of uranium as UF(6), based on month-end data, was $32.38 for the period January to September 1998, $37.10 in 1997, $46.71 in 1996, $35.59 in 1995, $29.66 in 1994, and $30.59
in 1993.

    Depending on customer requirements and other factors, the Company expects to retain the equivalent of approximately 5,000 metric tons of natural uranium to meet ongoing operational requirements, and would anticipate, over time, selling the remaining inventory. USEC plans to sell this natural uranium gradually, as uranium or together with SWU in the form of enriched uranium product, through 2005. The Company intends to manage its sales of natural uranium so as to not significantly affect the U.S. natural uranium market.

GDPS/OPERATIONS

    The Company's GDPs at Paducah and Portsmouth are among the largest industrial facilities in the world. The process buildings at the two GDPs have a total floor area of approximately 330 acres and a ground coverage of about 167 acres. The GDPs are designed so that groups of equipment can be taken off line with little or no interruption in the process.

    Paducah. The Paducah GDP is located in McCracken County in western Kentucky. The total site covers 750 acres and consists of four process buildings. The plant has been in continuous operation since September 1952. Between 1971 and 1982, the plant underwent extensive improvements.

    Paducah has been certified by the NRC to produce low enriched uranium up to 2.75% U(235) and has a design capacity of 11.3 million SWU per year. Uranium enriched at the Paducah GDP is shipped to the Portsmouth GDP for further enrichment. The Company may seek approval to operate Paducah to produce enriched uranium up to 5% U(235), which would provide the Company with additional operating flexibility to meet customer requirements. In order to ship enriched uranium to fuel fabricators from this facility, certain modifications to the shipping and handling facilities at the Paducah GDP would be required.

    Portsmouth. The Portsmouth GDP is located in Pike County in south central Ohio. The plant site covers 640 acres and consists of three process buildings. It was completed in 1956 and has been in continuous operation since that time. The Portsmouth GDP was substantially renovated between 1971 and 1983.

    The Portsmouth GDP was originally designed and constructed to produce HEU for the United States Nuclear Weapons and Naval Reactors program. Because of a change in military requirements, the HEU production equipment was taken out of service. The plant has been certified by the NRC to produce enriched uranium to a maximum of 10% U(235). The design capacity of the production equipment is 7.4 million SWU per year.

    Equipment and Parts. The process equipment at the GDPs has historically had low failure rates. Failed components (such as compressors, coolers, motors and valves) are removed from the process and repaired or rebuilt on site at each of the GDPs. Common industrial components, such as the breakers, condensers and transformers in the electrical system, are procured as needed. Since the GDPs were initially constructed in the 1950s, some components and systems may no longer be produced, and spares for such parts may not be readily available. In these situations, replacement components or systems are identified, tested, and procured from existing commercial sources, or the plants' technical and fabrication capabilities are used to design and build replacements. Another source of replacement equipment has been DOE's Oak Ridge, Tennessee enrichment facility which has been shut down. Large quantities of components have been relocated from Oak Ridge to the GDPs.

    The GDPs currently use freon as the primary process coolant. The production of freon in the United States was terminated December 31, 1995. In order to ensure that the Company continues to have enough freon to meet its needs, the Company is actively working to reduce leakage of freon at the GDPs. Freon leaks from pipe joints, sight glasses, valves, coolers and condensers. Leakage from the GDPs is at about a 6% rate, resulting in leakage of approximately 750,000 pounds of freon per year. The Company has a strategic reserve of 2.7 million pounds of freon. The Company believes that its efforts to reduce freon losses and its strategic inventory of freon should be adequate to allow the GDPs to continue to use freon through at least the year 2001. A program is underway to validate an alternative coolant to be used once the freon inventory is depleted.

    Cell Availability. In order to utilize power most efficiently, the Company seeks to maintain 90% or more of its large production cells on line. From the Transition Date through June 30, 1998, the Paducah GDP has generally operated with 85% to 97% of the large production cells in operation. Reductions in cell availability are typically short-term and result from equipment failures and planned maintenance. In addition, the Company may elect to reduce cell availability if electricity becomes in short supply and prohibitively expensive. For the year ended June 30, 1998, performance was 92% of planned capacity. From the Transition Date through June 30, 1998, the Portsmouth GDP has generally operated in the range of 65% to 92% of the large production cells in operation. For the year ended June 30, 1998, the plant performance was at 72% of planned capacity due to equipment failures and increased maintenance requirements. The ability to return cells to service quickly at the Portsmouth GDP has been less successful than at the Paducah GDP, due to the greater availability of larger cells at the Paducah GDP. Because both GDPs produce approximately the same amount of enriched uranium, the Portsmouth GDP, with fewer large cells, is required to operate more efficiently with fewer cells off-line to produce equivalent amounts of SWU as the Paducah GDP. This mode of operation necessarily results in more maintenance requirements for the cells at the Portsmouth GDP. Management has initiated a program designed to improve both the availability and reliability of the cells at the Portsmouth GDP.

    LMUS Contract. Under an operations and maintenance contract with Lockheed Martin Utility Services, Inc. ("LMUS"), a subsidiary of Lockheed Martin Corporation, USEC manages the GDPs and LMUS operates and maintains the GDPs (the "LMUS Contract"). LMUS provides the labor, services, materials and supplies required to operate and maintain the GDPs, other than the required natural uranium and power. The Company pays LMUS for its costs, subject to strict budget controls and various caps on liability. LMUS is paid a base fee and has the ability to earn incentive fees by demonstrated improvements in production capability, regulatory performance, cost reduction, safety and customer responsiveness. There is also a provision for an independent additional one-time bonus at the end of the initial three-year contract. The LMUS Contract expires on October 1, 2000, and may be terminated by the Company without penalty upon six months' notice.

    Under the LMUS Contract, USEC is responsible for and accrues for its pro rata share of pension and other post-retirement health and life insurance costs relating to LMUS employee benefit plans. Post-retirement benefits are provided to LMUS employees under Lockheed Martin Corporation employee benefit plans with LMUS participating as an affiliated employer.

    Lease Agreement. The Company leases the GDPs from DOE pursuant to a lease agreement dated as of July 1, 1993 (the "Lease Agreement"). The Lease Agreement had an initial term of 6 years; however, the Company has the right to extend it indefinitely, with respect to either or both GDPs, for successive renewal periods. In June 1997, the Company renewed the Lease Agreement for both GDPs for an additional five-year term expiring on June 30, 2004. The Company may terminate the Lease Agreement, with respect to one or both GDPs, by providing two years' prior notice to DOE. The Company leases most, but not all, of the buildings and facilities at the GDP sites. The Company may increase or decrease the property under the Lease Agreement to meet its changing requirements. Within the contiguous tracts, certain buildings, facilities and areas related to environmental restoration and waste management have been retained by DOE and are not leased to the Company. At termination of the Lease Agreement, the

Company may leave the property in "as is" condition, but must remove all waste generated by the Company which is subject to offsite removal and must place the GDPs in a safe shutdown condition. Upon termination of the Lease Agreement, DOE is responsible for the costs of all decontamination and decommissioning of the GDPs. If removal of any USEC capital improvements increases DOE's decontamination and decommissioning costs, the Company is required to pay such increases. Title to capital improvements not removed by the Company will automatically be transferred to DOE at the end of the Lease Agreement term. At September 30, 1998, the Company had accrued a liability of $24.5 million for lease turnover costs and anticipates accruing $5.6 million for lease turnover costs in fiscal 1999. See "Risk Factors -- Risks Associated with Enrichment Operations -- Termination of Lease Agreement."

    Lease Agreement payments include a base rent representing DOE's costs in administering the Lease Agreement, including costs relating to the electric power contracts, and costs relating to DOE's regulatory oversight of the GDPs. The Company expects that the cost of the Lease Agreement, and leases for office space and equipment to be approximately $5.0 million in fiscal 1999.

    DOE is required under the Lease Agreement to indemnify the Company for certain costs and expenses, including:

     - certain environmental liabilities attributable to operations prior to the Transition Date;

     - certain employee pension, welfare and other benefits or liabilities incurred or accrued prior to the Transition Date; and

     - costs or expenses relating to actions taken or not taken prior to the Transition Date pursuant to contracts transferred to the Company on the Transition Date.

     In addition, under the Lease Agreement DOE is required to indemnify the Company for costs and expenses related to claims asserted against or incurred by the Company arising out of DOE's operation, occupation or use of the GDPs after the Transition Date. DOE activities at the GDPs since the Transition Date have been focused primarily on environmental restoration and waste management and management of depleted UF(6). DOE is required to indemnify the Company against claims for public liability (1) arising out of or in connection with activities under the Lease Agreement, including transportation and (2) arising out of or resulting from a nuclear incident or precautionary evacuation. DOE's obligations are capped at the $8.96 billion statutory limit set forth in the Price-Anderson Act for each nuclear incident or precautionary evacuation occurring inside the United States.

POWER

    Overview. The GDPs require substantial amounts of electric power. Costs for electricity are the Company's largest operating cost, representing 53% to 59% of the Company's production costs. A substantial portion of the electricity for the GDPs is supplied under contracts at average prices below 2c/kWh in fiscal 1998 and 2.7c/kWh in the three months ended September 30, 1998. Historically, USEC has purchased approximately two-thirds of its requirements under firm contracts, and the remaining one-third as non-firm energy.

    At recent electricity rates, average production cost per SWU is lowest when the GDPs are operated at a production level of approximately 13 million SWU per year. At this production level, the plants require approximately 33 million megawatt hours of electric energy per year or an average power level of 3,700 megawatts. On average, during fiscal years 1998, 1997, 1996 and 1995, the GDPs were run at capacities that required 1,076, 1,400, 1,455 and 1,845 megawatts respectively, at the Portsmouth GDP and approximately 1,307, 1,725, 1,480 and 1,875 megawatts respectively, at the Paducah GDP. Operation of both GDPs at full capacity requires approximately 5,200 megawatts, which is equivalent to the approximate annual electricity consumption of the States of Connecticut or Arkansas. However, USEC anticipates that its energy consumption will decrease as its supply mix changes.

    In the 1950s, a number of utilities formed two corporations to supply power to the GDPs -- Electric Energy, Inc.("EEI") to serve the Paducah GDP and Ohio Valley Electric Corporation ("OVEC") to serve the Portsmouth GDP. Pursuant to power purchase agreements between DOE and OVEC and EEI, each of which extends through calendar 2005, most of the electricity produced at the two power plants owned by OVEC and approximately one-half of the electricity produced at the plant owned by EEI serves the GDPs. DOE transferred the benefits of these power purchase arrangements to USEC by agreement. The Company also has an agreement with the Tennessee Valley Authority for the purchase of non-firm power for the Paducah GDP.

    The Company has initiated a number of programs to reduce its power costs, including programs designed to:

     - increase the efficiency of power utilization (i.e., the number of SWU produced per MWh of electric energy);

     - manage the use of existing power resources to minimize cost per MWh; and

     - pursue additional sources of economical power.

Since non-firm power prices and reliability of supply vary with the time of year, time of day and weather conditions, the ability to adjust the Paducah GDP's electrical load in response to availability and price changes is an essential element in managing power costs. Therefore, the Paducah GDP operates equipment which facilitates the rapid changes of load on its enrichment equipment, permitting corresponding rapid changes in electric load. This allows the Paducah GDP to swing as much as 400 MW of electrical load in one to two hours, providing prompt response to changes in the price of non-firm power. Decisions to purchase non-firm power are based upon production needs, anticipated power costs and production cost targets (dollar per SWU criteria).

    Power Purchase Agreements. Pursuant to the EEI power purchase agreement, EEI is obligated to provide two types of firm power: "permanent Joppa power" and "firm additional power." Permanent Joppa power refers to the power that USEC receives from EEI's Joppa, Illinois plant. EEI is obligated to provide, and USEC through DOE, is obligated to purchase, a specified percentage of that plant's annual capacity, which percentage is currently 60% but will be reduced to 50% effective January 1, 1999. USEC is obligated (i) to pay the demand charge, reflecting the pro rata share of operating costs, depreciation, interest charges, taxes and return on owner's capital, for the specified percentage regardless of whether USEC takes any energy and (ii) to pay an energy charge, which covers the pro rata share of the cost of fuel, for the energy USEC does take. If additional transmission facilities are required to deliver energy from non-EEI sources, USEC must pay 75% of these costs. In addition, USEC is obligated to pay any unamortized costs of additional or modified transmission facilities if it terminates the agreement. Either party may, on an annual basis, reduce its respective obligation by up to 10% of Joppa plant capacity with notice on or before the prior September 1. In addition, each party may reduce its obligation by a greater amount or terminate its obligation in its entirety with five years' notice.

    Firm additional power refers to power that is supplied by the utility owners of EEI when permanent Joppa power is insufficient to meet the minimum power requirements of the Paducah GDP. The rate for firm additional power is EEI's cost plus a fee of up to $1.00 per MWh. EEI has discretion over when the permanent Joppa power will be made available to USEC during the year. As a result, EEI typically supplies USEC with the more costly firm additional power during the peak demand periods of winter and summer, while supplying USEC with the permanent Joppa power during the low demand periods of spring and fall. Either party may cancel its commitment with respect to firm additional power by providing three years' written notice.

    Under the OVEC power purchase agreement, OVEC must make available to USEC (through DOE) the net available capacity of its generating plants, less transmission losses and reserve capacity. The cost of permanent power consists of an energy charge, which covers the cost of fuel, and a demand charge, which reflects capital and operating costs, debt service, taxes and a return on owner's capital. In addition, USEC is required to pay the costs of additional and replacement facilities. In the event USEC purchases less than OVEC's net available capacity, then USEC must pay the demand charge but not the energy charge. USEC may reduce its purchase obligation by up to 300 MW per six-month period by giving 60-months' notice and may also terminate the agreement upon three years' notice. If USEC needs power from sources other than OVEC's two power plants, OVEC is obligated to use its best efforts to obtain such power. This power may come from OVEC sponsoring companies or other sources and will be charged at OVEC's cost plus a fee of $1.00 per MWh. OVEC does not have the right to terminate the agreement or reduce its obligation.

    At current production levels at the Portsmouth GDP, the Company does not need all of the power that it is obligated to purchase from OVEC, and, consequently, negotiates to reduce its purchases of the power from OVEC as agreed upon by the parties from time to time. The negotiation historically has involved the reduction of the demand component of the OVEC power charge to USEC. Consequently, while USEC is not obligated to pay the energy component of power that is not utilized, the Company does pay a reduced demand charge for power not taken.

    Arrangements with DOE. While DOE remains the "named" purchaser under the power purchase agreements with EEI and OVEC, under an agreement with DOE, DOE must make available to USEC the power that it receives under the agreements. DOE must take all actions requested by USEC that are consistent with the terms of the power purchase agreements, including giving its consent to any modification, assignment or termination of the power purchase agreements requested by USEC, except for those which would either extend the term of an agreement or be inconsistent with DOE orders concerning procedures for contracting for utility services. DOE may not agree to any amendment, assignment or termination or otherwise exercise any rights or consent to any action of EEI or OVEC without the consent of USEC except in specified circumstances, such as an emergency.

    Under the terms of the Lease Agreement, USEC must provide power purchased from EEI or OVEC to DOE for DOE's continuing environmental restoration and waste management operations at the Paducah and Portsmouth GDPs, and DOE must reimburse USEC for that power.

    USEC is responsible for all costs associated with the power purchase agreements after the Transition Date, including its pro rata share of post-retirement obligations, and USEC and DOE are required to share the costs for the decommissioning, shut-down, demolition and closing of OVEC's power plants and the costs for the demolition and shutdown of EEI's power plant. With respect to OVEC, these costs are allocated on the basis of the relative amount of energy consumed by OVEC, DOE and USEC subsequent to October 14, 1992, and, with respect to EEI, these costs are allocated on the basis of the relative amount of energy consumed by EEI, DOE and USEC over the life of the power purchase agreement.

ADVANCED LASER-BASED TECHNOLOGY

    AVLIS. USEC plans to complete the development of and commence commercialization of AVLIS, the next generation of uranium enrichment technology, with the goal of remaining one of the lowest cost suppliers of uranium enrichment service and enhancing its competitive position. Commercial deployment of AVLIS is expected to begin in fiscal 2005. Based on engineering studies and demonstrated systems performance capability, the Company believes that an AVLIS facility would use 5% to 10% of the power currently used by the GDPs to produce each SWU, require significantly less capital investment than new centrifuge plants, and use about 20% to 30% less natural uranium to produce comparable amounts of enriched uranium. In addition, the ability to use modular architecture in designing a laser-based system allows for flexible deployment, enabling capacity to be added as market demand so warrants.

    AVLIS Deployment. AVLIS deployment is expected to be accomplished in two phases and was estimated in September 1997 to cost approximately $2.2 billion. The Company periodically re-evaluates its AVLIS estimated costs and currently believes this estimate could vary by up to 20%. The first phase, performance demonstration, design and licensing, began in fiscal 1996 and extends through fiscal 2002. The estimated cost of the first phase is approximately $550.0 million for fiscal 1998 through fiscal 2002. During this phase, the Company expects to:

    - demonstrate the plant-like performance of the feed production, enrichment and product conversion processes by the end of 1999;

    - complete the final design and detailed cost estimate for an AVLIS facility; and

    - select a site for the AVLIS facility and obtain NRC licensing and other regulatory approvals for the construction and operation of the AVLIS facility.

Once the first phase is successfully completed, the Company will initiate the second phase.

    The second phase, procurement, construction and startup, is expected to begin in fiscal 2002 and end in fiscal 2006 with the deployment of AVLIS to planned capacity. The estimated cost to complete this phase is approximately $1.65 billion. During this phase, the Company expects to:

    - procure the equipment for and begin construction of the AVLIS facility;

    - develop plant operation procedures and train plant engineers and supervisors;

    - startup the AVLIS facility and train operations and maintenance staff; and

    - conduct final testing and perform system activation and integration.

The Company currently anticipates operation of the AVLIS plant at an 9.0 million SWU capacity.

    USEC has made certain significant strides toward its goal of deploying AVLIS, including the following: USEC has entered into an agreement with DOE pursuant to which USEC received royalty-free rights to the AVLIS technology for uranium enrichment and the ability to utilize DOE's AVLIS facilities at Lawrence Livermore National Laboratory in Livermore, California ("LLNL"). Second, a USEC-managed group was established to help implement the AVLIS project. Third, a plant-like demonstration project was initiated which included an independent assessment of the state of development of the AVLIS enrichment process which resulted in clear identification of components and systems requiring priority attention. USEC has activated and expanded the LLNL demonstration facility to simulate a one-line enrichment plant and achieved positive performance demonstration levels in laser and separator systems. Demonstration of plant-like enrichment capability is scheduled to occur in calendar 1998. Fourth, the Company has entered into joint development agreements with Cameco Corporation ("Cameco") for AVLIS feed conversion services and General Electric Company ("GE") for AVLIS product conversion services. USEC is also exploring joint development of an alternative UF(6) product conversion facility with another commercial vendor.

    The Company is using LLNL to provide scientific and engineering expertise in the performance verification and design areas. The Company has retained Bechtel Group, Inc. to perform architect engineering, engineering systems, and control systems services. Allied Signal Corporation is providing operations and maintenance technicians for operation of the demonstration facility at LLNL. BWX Technologies (formerly Babcock and Wilcox Naval Nuclear Fuels Division) is providing separator engineering and licensing services. All of the foregoing activities are being and will continue to be managed by the Company.

    Ownership of Property Relating to AVLIS. In April 1995, the Company entered into an agreement with DOE (the "AVLIS Transfer Agreement") providing for, among other things, the transfer to USEC by DOE of its intellectual and physical property pertaining to the AVLIS technology. DOE has agreed to assign those patents to USEC subject only to certain rights of the U.S. Government to use the patents (as well as certain other AVLIS-related intellectual property) for governmental purposes. Under the agreement, the Company is not obligated to pay DOE any royalties for its own use of AVLIS, or to pay any portion of royalties received from licensing AVLIS to third parties for enrichment of uranium or other materials for use in facilities for generating electricity.

    Under the AVLIS Transfer Agreement, DOE conducts AVLIS research, development and demonstration at LLNL as requested by the Company. The Company reimburses DOE for its costs in conducting AVLIS work, and the Company is liable for any incremental increase in DOE's costs of decontamination and decommissioning the AVLIS facilities at LLNL as a result of the work performed for the Company. The AVLIS research and development work is performed primarily by the University of California under DOE's management and operations contract for LLNL. Inventions that result from this research and development effort will be owned by the Company.

    Nuclear Fuel Cycle Issues. Because AVLIS requires a metallic form of uranium for processing rather than UF(6), new industrial capabilities will be required to prepare the feed for enrichment and to convert the enriched product to a form suitable for fabrication as fuel. The Company has entered into joint development agreements with Cameco for AVLIS feed conversion services and GE for AVLIS product conversion services. Under such agreements, if USEC elects not to proceed from the demonstration phase to the deployment phase, but Cameco or GE, as the case may be, elects to proceed, or if the agreement is terminated under certain circumstances, USEC must reimburse Cameco or GE, as the case may be, for costs and expenses incurred by them in accordance with the project budget and plans, and Cameco or GE, as the case may be, must transfer certain rights in technology and intellectual property developed in the course of the project to USEC. In the event USEC determines not to deploy AVLIS, these agreements together provide for a maximum cost reimbursement to GE and Cameco of $9.0 million prior to such decision, subject to certain provisions for any cost overruns. As of September 30, 1998, the Company's liability, in the event of termination, to both GE and Cameco was $2.5 million. The Company's potential liability under these agreements increases over time as GE and Cameco costs increase.

    If USEC proceeds with AVLIS deployment but elects to do so without entering into an agreement with Cameco for feed conversion services or with GE for product conversion services, USEC is obligated to pay Cameco or GE, as the case may be, certain annual royalty payments. Any payments to Cameco would be based on the amount of uranium used by USEC in the AVLIS feedstock. In such event, these payments are estimated to total approximately $5 million per year for ten years but would not exceed $50 million in the aggregate. Payments to GE would include a fixed payment of $5 million plus an annual royalty of $1 million until certain GE patents related to the product conversion expire. Royalty payments to GE would only be made if USEC deployed a product conversion based on the technology developed jointly with GE. The only obligation to GE would be costs described in the preceding paragraph.

    Pursuant to the AVLIS Transfer Agreement and the management and operating contract between DOE and the University of California (which operates LLNL for DOE), DOE is required to indemnify the University of California and the Company under the Price-Anderson Act against public nuclear liability which arises out of or in connection with research, development and demonstration activities at LLNL. The Energy Policy Act provides, however, that new uranium enrichment facilities will not be eligible for indemnification by DOE or the NRC under the Price-Anderson Act. The Company believes that it should be able to obtain commercially available nuclear liability insurance for all facilities needed to enrich and process uranium by AVLIS.

    Additional Potential Applications of AVLIS Technology. In addition to uranium enrichment, the Company is exploring strategic opportunities for other commercial uses of the AVLIS technology, such as the separation of other isotopes for nuclear power, medical and industrial applications and for machinery, drilling and coating applications. In connection with pursuing all or any of these technologies, the Company may determine to explore the feasibility of pursuing new business opportunities and may license the technology to others. Under the terms of the AVLIS Transfer Agreement, the Company must pay to DOE a portion of the royalties received by the Company for licensing to third parties applications of AVLIS (other than enrichment of uranium and other materials used in the generation of electricity).

    Intellectual Property. The Company holds a large number of patents covering the AVLIS technology and relies on the patent laws, confidentiality procedures and contractual provisions to protect its proprietary information and intellectual property rights related to AVLIS. In the 1970s, a company which was at that time working on laser isotope separation filed a number of patent applications certain of which were issued and are currently in effect, and three of which will still be in effect in 2005. That company has advised USEC of its belief that AVLIS will use the company's technology. In addition, the Company is aware of patents issued to third parties which cover certain technology used in laser-based products. The Company believes that the systems planned to be employed by the Company in an AVLIS plant will not infringe on any issued patents held by third parties, or that the Company will be able to obtain necessary licenses or take other actions to otherwise avoid infringement. There are also 12 classified patent applications held by the above-mentioned company resulting from its work on laser isotope separation. If national security considerations ever allow these applications to be declassified and issued, these additional patents would be enforceable for 17 years from the date of issuance. The Company believes that declassification of these patent applications is unlikely. In addition, if these applications were declassified and patents issued and the holder thereof was able to make a successful claim of infringement, the Company believes that it would be able to obtain licenses to such patents or re-engineer the affected apparatus, system or method.

    SILEX. USEC continues to keep abreast of alternative uranium enrichment technologies. In fiscal 1997, USEC entered into an exclusive agreement to explore another advanced laser-based enrichment technology, called SILEX. The SILEX process has been under development in Australia since 1992 by Silex Systems Limited, an Australian company, at the facilities of the Australian Nuclear Science and Technology Organization. In fiscal 1997, USEC acquired the rights to the commercial utilization of the SILEX process. USEC is currently evaluating whether the SILEX technology has the potential to be deployable as an economic source of enrichment production in the early 21st century. Through September 30, 1998, the Company has spent $10.6 million on SILEX development activities.

COMPETITION

    The highly competitive global uranium enrichment industry has four major producers -- USEC; Tenex, a Russian government entity; Eurodif, a consortium controlled by the French government; and Urenco, a consortium of the British and Dutch governments and private German corporations. There are also smaller suppliers in China and Japan that primarily serve only a portion of their respective domestic markets. While there are only a handful of primary suppliers, there is an excess of production capacity as well as an additional supply of enriched uranium which is available for commercial use from the dismantlement of nuclear weapons in the former Soviet Union and the United States. Most of this excess capacity is held by Tenex, which is subject to certain trade restrictions. USEC also holds significant excess capacity. All of the Company's competitors are owned or controlled by foreign governments which may make business decisions based on factors other than economic considerations.

    Tenex, Urenco and Japan Nuclear Fuels Limited ("JNFL") use centrifuge technology which requires a higher initial capital investment but has lower ongoing operating costs than current gaseous diffusion technology. Urenco and JNFL have both announced expansion plans, which together could increase capacity by 2.0 million SWU after the year 2000. Eurodif and JNFL have previously announced that they are exploring new enrichment technologies.

    The Company believes that it is well positioned to compete successfully in the industry. Global enrichment suppliers compete primarily in terms of price, and to a lesser degree on reliability of supply and customer service. The Company believes that its prices are competitive. Further, the Company is committed to delivering superior customer service. The Company believes that customers are attracted to its reputation as a reliable long-term supplier of enriched uranium, and the Company intends to continue strengthening this reputation.

REGULATORY OVERSIGHT

    NRC. Pursuant to the Atomic Energy Act ("AEA"), the GDPs are regulated by the NRC. The NRC issued Certificates of Compliance to USEC for the operation of the GDPs in November 1996. After an interim period to allow an orderly transition from DOE oversight to NRC oversight, the Certificates of Compliance became effective and the NRC began regulatory oversight of USEC operations at the plants on March 3, 1997. The NRC found the Paducah and Portsmouth GDPs to be generally in compliance with NRC regulations but exceptions were noted in certain compliance plans, which set forth binding commitments for actions and schedules to achieve full compliance (the "Compliance Plan"). The Lease Agreement obligates DOE to reimburse USEC for the costs associated with bringing the GDPs into compliance with the requirements of initial Certification. To settle this reimbursement, DOE has transferred to the Company uranium and LEU in the aggregate amount of $220 million, and thus the Company is now fully responsible for these costs.

    The Compliance Plan requires the Paducah GDP to complete seismic upgrading of two main process buildings to reduce the risk of release of radioactive and hazardous material (UF(6)) in the event of an earthquake. On March 20, 1998, the NRC issued direction for USEC to complete this upgrade project by June 30, 1999, which was originally estimated to cost $23.0 million, all of which was reimbursed to the Company by transfers of uranium from DOE prior to the Privatization. The Company currently believes it will need additional time to complete this project at an additional cost in excess of $30.0 million, a significant portion of which will be capitalized as permanent improvements to the facilities. Until the modifications are completed, the Company continues to maintain strict limits on operations in those buildings so as to minimize the amount of material that could be released in the event of any earthquake. The Company also was required to complete seismic upgrades on certain equipment at the Paducah GDP by September 30, 1998, which the Company completed on time. The Compliance Plan also required the Company to update part of the DOE-prepared Safety Analysis Report ("SAR") to determine what the appropriate earthquake level should be for the evaluation of plant equipment and structures at the Paducah GDP. The Company has submitted this updated analysis and it is currently being reviewed by the NRC. Depending on the results of this updated analysis of the seismic hazard and the application of the NRC's backfit requirements, additional seismic upgrades to the process buildings and other site structures and components may need to be implemented.

    In accordance with the Compliance Plans, USEC submitted for NRC review DOE-prepared SAR updates. In addition, USEC is required to prepare and submit to the NRC an update of the facility and process descriptions contained in the current application. Depending on the results of the NRC review of the SAR updates and the facility and process description updates, USEC will be required to implement a number of changes to the plants and operations.

    The NRC has the authority to issue Notices of Violation ("NOVs") for violations of the AEA, NRC regulations, or conditions of a certificate, Compliance Plan, or Order and to impose civil penalties for certain violations of NRC regulations. The Company has received NOVs for violation of these regulations and certificate conditions, none of which exceeded $100,000. From time to time, the Company has received and may receive proposed notices of violations from the NRC. The Company does not expect that any proposed notices that it has received as of the date hereof will have a material adverse effect on the Company's financial position. In each case, USEC took prompt corrective action to bring the facilities back into compliance with NRC regulations and identified long-term improvements as well.

    Maintaining the certificates is conditioned upon adherence to Compliance Plans. The term of the initial NRC certification expires December 31, 1998. Subsequent certifications will be for periods of up to five years. In addition, the NRC must approve any transfer of the certificates. The Privatization Act prohibits the issuance of a license or certificate of compliance to the Company or its successor if the NRC determines that:

    - the Company is owned, controlled or dominated by an alien, a foreign corporation or a foreign government;

    - the issuance of such a license or certificate of compliance would be inimical to the common defense and security of the United States; or

    - the issuance of such a license or certificate of compliance would be inimical to the maintenance of a reliable and economical domestic source of enrichment services.

    DOE retains certain regulatory responsibility for those portions of the GDPs which are leased to USEC that contain HEU material. DOE will regulate the HEU material activities that occur in the leased areas until all cylinders that contain HEU material are cleaned, and the associated areas are brought under NRC regulation. Cylinder cleaning is scheduled to be completed in calendar 2000.

    OSHA. The Company's operations are also subject to laws and regulations governing worker health and safety. Through September 30, 1998, the Company had spent $28.9 million to address potential

Occupational Safety and Health Act ("OSHA") non-compliances identified by DOE at the Transition Date. Interim actions have been taken to reduce any immediate health and safety risks associated with these potential non-compliances. The Company estimates that cash outlays aggregating $4.6 million from September 30, 1998 through 2000 will be required to address the remaining potential non-compliances. DOE has paid the Company the $35.0 million required by the Lease Agreement for modifications of the GDPs necessitated by OSHA standards in effect on the Transition Date.

ENVIRONMENTAL MATTERS

    Overview. The GDPs were operated by DOE and its predecessor agencies for approximately 40 years prior to the Transition Date. As a result of such operation of the GDPs, there are contamination and other potential environmental liabilities. The Paducah GDP has been designated as a Superfund site, and both GDPs are undergoing investigations under the Resource Conservation and Recovery Act ("RCRA"). The Privatization Act provides that the U.S. Government or DOE remains responsible for all liabilities arising from operation of the GDPs before the Privatization except for liabilities relating to certain identified wastes stored at the GDPs as of the Privatization that were generated after the Transition Date, including liabilities relating to the disposal of such waste after the Privatization. In addition, the Privatization Act and the Lease Agreement provide that DOE remains responsible for decontamination and decommissioning of the GDPs. Under the AVLIS Transfer Agreement, DOE is generally responsible for the decontamination and decommissioning (except for additional costs, if any, as a result of USEC's operations) and any liability attributable to or arising out of DOE's ownership or operation of the LLNL, including, without limitation, those relating to pollution or contamination or any environmental claim (except for those resulting from the negligence or misconduct of USEC). The Company, however, retains liability for, and agrees to reimburse DOE for any liability attributable to actions taken by the Company or its agents, employees or contractors with respect to operation, occupation or use of, or activities at, LLNL or the AVLIS facility after the Privatization.

    The Lease Agreement generally requires DOE to indemnify the Company for all costs and expenses arising out of DOE's operation of the GDPs for matters relating to:

     - pollution or contamination from DOE's operations prior to the Transition Date;

     - environmental claims for which DOE has assumed liability;

     - liability as a result of the Company's status as a permittee, holder, signatory, operator, assignee or successor, to the extent such liability arises from DOE's operation prior to the Transition Date; and

     - liability arising from polychlorinated biphenyls ("PCBs"), asbestos and certain other contaminants, except to the extent any such material has been introduced by the Company.

In addition, the Lease Agreement requires DOE to indemnify and reimburse the Company for all costs and expenses arising from DOE's activities (which have been focused primarily on environmental restoration, waste management and management of depleted UF(6)) at the GDPs after the Transition Date and requires the Company to indemnify and reimburse DOE for all costs and expenses arising from the Company's operations at the GDPs after the Transition Date. See "Business -- Lease Agreement." The Privatization Act generally provides that liabilities attributable to the operations of the Company prior to the Privatization remain liabilities of the U.S. Government. To the extent an issue arises as to whether liability resulted from pre- or post-Privatization operations or releases of substances, USEC would seek to apply customary methods of establishing and allocating liability. USEC would negotiate in good faith with the U.S. Government and would evaluate a variety of factors in recommending each party's pro rata share of responsibility, such as the nature of the contaminant, the history of use, and the length of respective operations.

    The Company's operations are subject to numerous federal, state and local laws and regulations relating to the protection of health, safety and the environment, including those regulating the emission and discharge into the environment of materials (including radioactive materials). The Company is required to hold multiple permits under these laws and regulations. Environmental compliance is a high priority with the Company. The Company has established an internal environmental regulatory policy and oversight group that reports directly to senior management and has created incentives in the operating contract with LMUS predicated on compliance with environmental requirements.

    In addition to costs for the future disposition of depleted UF(6), the Company incurs operating costs and capital expenditures for matters relating to compliance with environmental laws and regulations, including handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes generated as a result of its operations. Operating costs relating to environmental matters amounted to approximately $25.4 million, $24.9 million and $30.4 million for fiscal years 1998, 1997 and 1996 respectively, and capital expenditures relating to environmental matters amounted to approximately $4.4 million, $1.8 million and $3.5 million for fiscal years 1998, 1997 and 1996, respectively. In fiscal years 1999 and 2000, the Company expects its operating costs and capital expenditures for compliance with environmental laws and regulations, including the handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes to remain at about the same levels as in fiscal years 1997 and 1998 (exclusive of costs for future disposition of depleted UF(6)).

    The ultimate costs under environmental, health and safety laws and the time period during which such costs are likely to be incurred are difficult to predict and can be significantly affected by changes in existing law. However, the Company currently believes that environmental capital expenditures and costs will not have a material adverse effect on its financial condition, results of operation or liquidity.

    Low-Level Radioactive Waste. The Company's operations generate low-level radioactive waste which is currently either stored on-site or shipped off-site for disposal at a commercial facility. Additionally, the Privatization Act requires DOE to accept for disposal, upon the Company's request, all low-level radioactive waste generated by the Company as a result of its operations at the GDPs. The Company is required to reimburse DOE for this service in an amount equal to DOE's cost, but in no event greater than the amount which would be charged for such service by commercial, state, regional or interstate compact entities.

    Mixed Waste. The Company generates mixed waste, which is waste having both a hazardous and radioactive component. The Company has contracted for and is shipping most of its mixed wastes off-site for treatment and disposal. Because of limited treatment and disposal capacity, however, some mixed wastes generated by the Company since the Transition Date are being temporarily stored at DOE's permitted storage facilities at the GDPs. Although RCRA and its Kentucky and Ohio counterparts generally require the Company to dispose of such wastes within certain time periods, the Company has entered into consent orders with the States of Kentucky and Ohio which permit the continued storage of mixed wastes generated by the Company at DOE-permitted storage facilities at the GDPs and provide for a schedule for sending such wastes to off-site treatment and disposal facilities, generally by the year 2000. The Company believes that it will treat or dispose of all of its historically generated mixed wastes within the time periods set forth in the consent orders (generally by the year 2000). However, there can be no assurance that the Company will be able to meet these deadlines due to a number of factors, including the amount of time required for the Company to determine the character of the wastes, the limited availability of treatment capacity, and whether the Company's waste streams can meet the treatability criteria established by treatment facilities. If the Company cannot meet the schedules, it may be required to request extensions and continued approval of the storage of mixed waste at the GDPs. There can be no assurance that such extension or approval will be given, in which case the Company may be subject to enforcement action, including fines and penalties.

    Uranium Hexafluoride Tails. The Company's operations generate depleted UF(6), or "tails," as a result of its operations at the GDPs, which is currently being stored at the GDPs. Since the Transition Date, the Company has generated significant quantities of depleted UF(6). The Privatization Act and an agreement related to the disposition of depleted UF(6) provide that all liabilities arising out of the disposal of depleted

UF(6) generated before the Privatization are direct liabilities of DOE. Depleted UF(6) generated after the Privatization is the responsibility of the Company.

    The Privatization Act requires DOE, upon the Company's request, to accept for disposal depleted UF(6) generated after the Privatization, if it is determined to be a low-level radioactive waste, and also requires the Company to reimburse DOE for this service in an amount equal to its cost. Costs accrued for the future treatment and disposal of depleted UF(6) were $55.7 million in fiscal 1998. The Company expects that costs relating to the future treatment and disposal of depleted UF(6) produced from its operations will be lower in fiscal 1999. If, as discussed below, depleted UF(6) were also regulated as a hazardous waste, the Company estimates that it would incur additional costs to construct and permit storage facilities, as well as additional operating costs. Since there are no commercially available treatment facilities in the United States to convert significant quantities of depleted UF(6) into a form suitable for disposal, there can be no assurance that the Company's accruals for the disposal of depleted UF(6) will be adequate or that the increased cost of treatment, storage or disposal will not adversely affect the Company's financial condition and results of operations in the event that UF(6) were regulated as a hazardous waste.

    The Company entered into an agreement with DOE pursuant to which the Company paid DOE $50.0 million in June 1998 in consideration for a commitment by DOE to assume responsibility for a certain amount of depleted UF(6) generated by the Company over the period from the Privatization up to 2005.

    The State of Ohio issued a Notice of Violation in September 1993 to DOE which alleged DOE violated the State's hazardous waste regulations in its failure to determine whether depleted UF(6) stored at Portsmouth constituted a hazardous waste. DOE has recently signed a consent order with the State of Ohio which permits it to continue to manage depleted UF(6) for ten years while evaluating alternative management options. The Commonwealth of Kentucky and the State of Ohio have made similar oral inquiries to the Company with respect to whether depleted UF(6) constitutes a hazardous waste. The Company believes, and DOE and NRC have also both taken the position, that depleted UF(6) is a source material and therefore not a hazardous waste subject to RCRA. Although neither Kentucky nor Ohio has taken any further action relating to this matter, there can be no assurance that the EPA or Kentucky or Ohio will agree with the position taken by DOE and NRC, and if not, the storage of UF(6) at the GDPs could constitute a violation of RCRA.

    Contamination of the GDPs. Under the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and similar state laws, the owner or operator of real property may be jointly and severally liable for the costs of removal or remediation of certain hazardous or toxic substances on or under such property, regardless of whether the owner or operator knew of, or was responsible for, the presence of such materials. The Paducah GDP, including the leased premises, has been designated on the National Priorities List, more commonly known as a Superfund site under CERCLA. However, the Privatization Act makes DOE or the U.S. Government responsible for any liability in connection with contamination occurring prior to the Privatization. In addition, the Lease Agreement requires DOE to indemnify the Company for all such cleanup costs attributable to operations prior to the Transition Date.

    The GDPs are currently undergoing investigations under RCRA. In connection with such investigations, DOE has identified a number of areas of potential contamination that may require remediation. Some of these areas are located within the leased premises and some will continue to be used by the Company. The Company has not determined whether or to what extent such continued use may contribute to the contamination of these units. Pursuant to the Privatization Act, the Company is liable for contamination, if any, attributable to the Company's operations after the Privatization, and such costs are not subject to reimbursement by DOE.

    PCBs. The federal Toxic Substances Control Act ("TSCA") regulates, among other things, the manufacture, use, storage and disposal of PCBs. Both GDPs contain significant amounts of equipment which have leaked PCB-contaminated oils or which have become contaminated by such oils or store PCB wastes in violation of TSCA. Pursuant to the Lease Agreement, however, DOE has agreed to reimburse and indemnify the Company for any damages incurred by the Company resulting from PCBs or PCB releases from existing equipment, except to the extent any PCBs have been introduced to the GDPs by the Company.

    DOE has operated the GDPs pursuant to a Federal Facility Compliance Agreement ("FFCA") with EPA in which EPA has agreed not to sue DOE and any of its contractors for alleged violations of TSCA resulting from the PCB-contaminated equipment so long as DOE adheres to certain procedures. Pursuant to the FFCA, DOE has undertaken substantial capital improvements to protect the environment from PCB contamination and to reduce the exposure of workers to PCBs. However, no assurance can be given that private parties which are not bound by the FFCA may not seek to enjoin the use of PCBs at the GDPs in violation of TSCA. The Company believes that such a lawsuit is unlikely and that it would have defenses in the event of such a lawsuit, including a lawsuit seeking suspension of plant operations.

    Wastewater. The Company and DOE share wastewater discharge facilities at both GDPs that intermingle their respective wastewaters in such a way that it may not always be possible to determine the origin of discharges that do not comply with the plants' discharge permits. As a result, the Company may be fined for violation of its permit as a result of DOE's operations. Although it may not always be possible to establish that noncomplying discharges originated from DOE operations, pursuant to the Lease Agreement DOE has agreed to indemnify and reimburse the Company for any liability incurred by the Company as a result of DOE's contribution to an alleged violation of permit limits.

    Air Emissions. The Company has filed applications for permits under Title V of the Clean Air Act relating to its air emissions. The application for the Portsmouth GDP includes, among other things, sources covered by appeals of conditions in 56 air permits recently proposed by the State of Ohio. The Company's applications are currently pending and it is not known when the permits will be issued. The permits, when issued, may contain new or additional conditions or emissions standards that may adversely affect the Company's operations.

    Transportation. Transportation of natural uranium and enriched uranium product to and from the GDPs is the responsibility of the Company's customers in all but a few cases. The Company transports uranium between the two GDPs by rail and by truck and is responsible for transportation of the Russian LEU from St. Petersburg, Russia. The uranium material is packaged in cylinders which are placed in protective overpacks and shipped on container ships and carried by trucks using special trailers.

FOREIGN TRADE MATTERS

    Antidumping Investigations. In 1991, U.S. producers of uranium and uranium workers filed a petition with the U.S. Department of Commerce ("Commerce") alleging that uranium from countries of the then-Soviet Union was being dumped (i.e., sold at unfair prices) in the United States. In the antidumping investigation that followed, Commerce rendered a preliminary determination that uranium imported from Russia and several other former Soviet republics was being dumped in the United States at average dumping margins of 115%. Thus, those imports were exposed to the risk of high U.S. antidumping duties if the investigation proceeded to a conclusion and if the U.S. International Trade Commission (the "ITC") also determined that those imports were causing or threatening material injury to the U.S. industry. The investigations of Russia, Kazakhstan, Kyrgyzstan, Tajikistan, Ukraine, and Uzbekistan were suspended as a result of "suspension agreements" between Commerce and the respective governments. The agreements with Tajikistan and Ukraine have since been terminated. Imports of uranium from Ukraine are currently subject to antidumping duties.

    Imports from Russia. The Russian suspension agreement provides that while all of the HEU, or LEU derived from the HEU, purchased from Russia pursuant to the Russian HEU Contract could enter the United States, the associated natural uranium could not be resold in the United States. The Privatization Act supersedes this provision by allowing sales and deliveries of the associated natural uranium in the United States subject to annual quantitative limitations.

    In 1994, the Russian suspension agreement was modified (the "Modified Suspension Agreement") to allow, subject to quotas, imports of Russian uranium and SWU if they were "matched" in equal parts with newly-produced United States uranium and/or SWU in a sale to an end-user in the United States. While quotas for matched natural uranium exist until 2004, the SWU matching quota expired on October 3, 1998. Unless the Modified Suspension Agreement is otherwise amended, no imports of SWU from the Russian Federation (other than those associated with the Russian HEU Contract) will be allowed until at least 2004.

    Commerce and the ITC are scheduled to initiate a review of the Modified Suspension Agreement in August 1999 under legislation that requires periodic review of antidumping and countervailing duty orders and suspension agreements. Under this review, known as a "sunset review," these agencies will determine whether termination of the Modified Suspension Agreement would lead to the continuation or recurrence of material injury or dumping. If either agency makes a negative determination (i.e., that termination would not lead to injury or dumping), the Modified Suspension Agreement would be terminated, without replacement. By statute, the earliest date that the Modified Suspension Agreement can be terminated is January 1, 2000.

    Commerce may also terminate the Modified Suspension Agreement on its own initiative if Commerce determines that the Modified Suspension Agreement no longer satisfies the statute. In such case, Commerce and the ITC would restart their antidumping investigations. If Commerce and the ITC issued affirmative final determinations, imports of uranium from Russia would be subject to antidumping duties, which could be very high, and could increase the price USEC pays for SWU under the Russian HEU Contract. If, however, a negative final determination were issued by either agency, then antidumping duties would not be imposed and such uranium could then be sold in competition with USEC-supplied natural uranium, SWU or LEU. Depending on the quantity of natural uranium, SWU or LEU involved, such imports could have a material adverse effect on the Company.

    In addition, expiration of the Modified Suspension Agreement in 2004 or an earlier modification or termination could affect the level of imports to the United States of SWU from the Russian Federation. The likelihood of such changes, and the effect of such changes on the operations of the Company, if any, is uncertain.

    Imports from Other CIS Countries. Imports of uranium from Kazakhstan, Kyrgyzstan and Uzbekistan are currently subject to antidumping suspension agreements as well. Under the terms of these agreements, imports of uranium from these countries are subject to certain quantitative restrictions. Under the Kazakhstan and Uzbekistan suspension agreements, natural uranium that is enriched in a third country prior to importation to the U.S. is considered to originate from those countries, and is, therefore, subject to the quotas established in the suspension agreements. The suspension agreements provide that the quantitative restrictions contained therein are to remain in force until 2004. The modification or termination of the suspension agreements prior to that date, if any, could affect the level of imports to the U.S. of uranium from those countries, and the level of imports to the U.S. of LEU enriched from such uranium in third countries. The effect of such changes on the operations of the Company, if any, is uncertain.

    As with the Modified Suspension Agreement, the suspension agreements covering imports of uranium from Kazakhstan, Kyrgyzstan and Uzbekistan also could be terminated by Commerce under certain circumstances. If an agreement were terminated with respect to any one or more of these countries, then the previously-suspended antidumping investigation would very probably resume with respect to that country or countries. If Commerce and the ITC issued affirmative final determinations, then antidumping duties would be imposed on imports of uranium from that country or those countries. Imposition of an antidumping order on imports of uranium from Kazakhstan, Kyrgyzstan and Uzbekistan could severely limit or preclude entirely sales in the United States of uranium from those countries. If, however, a negative final determination is issued by either agency, then antidumping duties would not be imposed and such uranium could then be sold in competition with USEC-supplied natural uranium, SWU or LEU.

Depending on the quantity of natural uranium, SWU or LEU involved, such imports could have a material adverse effect on the Company.

    As with the Modified Suspension Agreement, Commerce and the ITC are scheduled to initiate a sunset review of these suspension agreements in August 1999, and either agency could order the termination of any or all of these agreements. The earliest date that these suspension agreements can be terminated is January 1, 2000. The effect on the Company of termination of any or all of these suspension agreements as a result of the sunset review is uncertain since it is not known whether the antidumping investigations would be restarted and whether antidumping duties would be imposed.

    Imports of uranium from Ukraine, other than HEU, are currently subject to an antidumping duty order, under which the U.S. Customs Service imposes a 129.29 percent ad valorem cash deposit requirement. The rate of this cash deposit requirement could change, based on further proceedings under the order. Changes in the cash deposit rate, if any, could affect the levels of imports of uranium from Ukraine, but the effect of such changes on the operation of the Company, if any, is uncertain. This order is likely to remain in effect at least until 2000.

    As with the Modified Suspension Agreement, in August 1999, Commerce and the ITC will initiate a sunset review of these orders. As a result of this sunset review, this order could be revoked, but the earliest date on which revocation could occur is January 1, 2000. The effect of revocation of this order on the Company is uncertain.

    Agreements for Cooperation. USEC exports to utilities located in countries comprising the European Union ("EU") take place within the framework of an agreement (the "EURATOM Agreement") for cooperation between the United States and the European Atomic Energy Community ("EURATOM"), which permits USEC to export LEU to the EU for as long as the EURATOM Agreement is in effect.

    The Company exports to utilities in other countries under similar agreements for cooperation. If such agreements for cooperation lapse, terminate or are amended such that the Company could not make sales or deliver products to such jurisdictions, it could have a material adverse effect on the Company.

LITIGATION

    The Company is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's results of operations or financial position.

PROPERTIES

    In addition to the two GDPs, see "Business -- GDPs/Operations" and "Business -- Lease Agreement," the Company leases its corporate headquarters office space in Bethesda, Maryland under a lease expiring November 2008.

EMPLOYEES

    As of September 30, 1998, the Company employed 159 people including 137 at Company headquarters in Bethesda, Maryland, 13 at LLNL and 9 at the GDPs. The Company believes that its relationship with its employees is good.

    As of September 30, 1998, LMUS employed approximately 4,200 people at the
GDPs: 2,150 at the Portsmouth GDP, 1,800 at the Paducah GDP and 250 at LMUS administrative headquarters. Of the 4,200 employees at the GDPs, 3,550 were involved in enrichment operations and construction activities, and the remainder involved primarily in DOE-funded activities. In addition, the Company directs the activities of several contractors which employ 700 people at LLNL. See "Business -- GDPs/Operations." The average years of service for the employees at the GDPs is 13 years. Two labor unions, the Oil, Chemical and Atomic Workers International Union ("OCAW") and the International Union of United Plant Guard Workers of America ("UPGWA"), represent 1,110 LMUS employees at the Portsmouth GDP (1,020

OCAW and 90 UPGWA) and 860 LMUS employees at the Paducah GDP (820 OCAW and 40 UPGWA). Subject to provisions of the Treasury Agreement, the Company plans reductions in the GDP workforce of 500 persons, as well as an additional 100 persons through normal employee attrition, through fiscal year 2000. Any such workforce reductions would be subject to applicable provisions of the Treasury Agreement.

    The Privatization Act provides that if the Company terminates or changes the operating contractor at the GDPs, all pension plan assets and liabilities relating to accrued benefits of the operating contractor's pension plan must be transferred to a pension plan sponsored by the new contractor or the Company or to a joint labor-management plan. The Privatization Act provides further that any employer at a GDP (including the Company or any replacement contractors it retains) must abide by the terms of any unexpired collective bargaining agreement covering employees at the GDPs and in effect on the date of the Privatization, until the expiration or termination of such agreement. If the Company replaces its operating contractor, the new employer will be required to offer employment to non-management employees of the predecessor contractor to the extent that their jobs still exist or they are qualified for new jobs. In addition, the Privatization Act requires that certain eligible employees of the operating contractor at the GDPs continue to receive post-retirement health benefits at substantially the same level of coverage as the level of benefits to which eligible retirees were generally entitled as of the Privatization, and requires the Company to fund such costs for the portion of time an employee continues to work after the Transition Date.

    The Privatization Act requires that Company employees who were covered under certain U.S. Government retirement plans or health benefit plans as of the Privatization (currently approximately 20 employees) elect (i) with respect to pension benefits, to retain their coverage under the applicable government plan or participate in a USEC plan (in which case the employee may receive or transfer to the Company plan the retirement benefit payable to a terminated employee under the government plan) and (ii) with respect to health benefits, to retain their coverage under the applicable government plan or participate in a USEC plan. The Company is required to fund the retirement and health benefits (including government/administrative costs) for the employees who elect to remain in government plans for the period they are Company employees.

    Paducah Facility. All hourly rated LMUS employees, excluding guards and salaried employees, are represented by the OCAW, Local 3-550. The current collective bargaining agreement expires on July 31, 2001. All hourly paid LMUS security employees, excluding clerical employees, lieutenants, professional employees, and supervisors, are represented by the UPGWA, Local 111. The current collective bargaining agreement expires on March 1, 2002.

    Portsmouth Facility. All hourly rated LMUS security employees (excluding shift commanders, the plant protection force section manager, captains, salaried employees, office clerical employees, professional employees, supervisors and all other persons employed by LMUS at the facility) are represented by the UPGWA, Amalgamated Local 66. The current collective bargaining agreement expires August 4, 2002. The collective bargaining agreement with OCAW, Local 3-689, which represents all hourly employees, excluding security and salaried personnel, expires on May 2, 2000. As of September 30, 1998, the Portsmouth GDP has over 3,400 written grievances pending pursuant to the collective bargaining agreements between LMUS and the OCAW and the UPGWA.

CERTAIN ARRANGEMENTS INVOLVING THE U.S. GOVERNMENT

    Set forth below is a brief summary of certain of the more significant arrangements between the U.S. Government and the Company.

    The Government Oversight Committee. In connection with the Privatization, the U.S. Government established an enrichment oversight committee (the "Oversight Committee") which monitors and coordinates U.S. Government efforts with respect to the post-Privatization USEC in furtherance of:

     - the full implementation of the government-to-government agreement relating to the disposition of Russian HEU;

     - the application of statutory, regulatory and contractual restrictions on foreign ownership, control or influence of USEC;

     - the development and implementation of U.S. Government policy regarding uranium enrichment and related technologies, processes and data; and

     - the collection and dissemination of information within the U.S. Government relevant to the foregoing objectives.

On June 19, 1998, the Company entered into a memorandum of agreement with DOE which established annual and quarterly reporting requirements for the Company in support of the Oversight Committee's purposes.

    Executive Agent Memorandum of Agreement. USEC has been designated as the Executive Agent of the United States under a government-to-government agreement between the United States and the Russian Federation to purchase approximately 92 million SWU derived from 500 metric tons of HEU recovered from nuclear weapons of the former Soviet Union for use in commercial electricity production. Under the Executive Agent MOA, the Company can be terminated, or resign, as the U.S. Executive Agent upon 30-days notice; however, the Company would nonetheless have the right and the obligation to purchase SWU that is to be delivered during the calendar year of the date of termination and the following calendar year.

    Liabilities Memorandum of Agreement. The Privatization Act allocates the responsibility for certain liabilities between the Company and the U.S. Government, generally providing that liabilities arising from operations of the Company after the Privatization are liabilities of the Company, and liabilities attributable to operations of the Company and the predecessor government agencies prior to the Privatization remain liabilities of the U.S. Government. The one exception to this general allocation relates to certain liabilities of the Company arising from operations between the Transition Date and the Privatization that the Company retained pursuant to a memorandum of agreement between the Company and the Office of Management and Budget.

    Lease Agreement For Production Facilities. The Company leases the GDPs from DOE under the Lease Agreement for nominal rent, with options for indefinite extensions. The Company also provides services to DOE for environmental restoration, waste management and other activities at the GDPs for which it is currently reimbursed at cost.

    Treasury Agreement Regarding Ownership and Operation of the GDPs and Certain Other Matters. The Company entered into the Treasury Agreement, pursuant to which the Company made the following commitments, among others:

    - to abide by the Privatization Act provisions, including the provision which prohibits the sale of more than 10% of the outstanding voting stock to any one person for a three-year period after the Privatization;

    - not to sell or transfer all or substantially all of the uranium enrichment assets or operations of the Company during the three-year period after the Privatization;

    - to the extent commercially practicable, to:

       -- take steps reasonably calculated in good faith to ensure that workforce reductions at the GDPs through fiscal year 2000 are conducted in a manner consistent with the Company's strategic plan, do not exceed 500 employees, and are effected in substantially equal parts in each of fiscal years 1999 and 2000;

       -- in each of fiscal years 1999 and 2000, seek to achieve such workforce reductions through a program of voluntary separation before instituting a program of involuntary separation; and

       -- with respect to such workforce reductions, provide benefits and take other measures to minimize workforce disruptions that are no less favorable to the workforce than would have been the case prior to the Privatization and that are in accordance with an agreement between the Company and DOE concerning worker assistance; and

    - to continue operation of the GDPs until at least January 1, 2005, subject to the following exceptions:

       -- the occurrence of any event beyond the reasonable control of USEC, such as fires, floods, or acts of God, that prevents the continued operation of a plant by USEC;

       -- if the Operating Margin (as defined below) of USEC is less than 10% in a twelve consecutive month period;

       -- if the long-term corporate credit rating of USEC is, or is reasonably expected in the next twelve months to be, downgraded below an investment grade rating;

       -- if the Operating Interest Coverage Ratio (as defined below) of USEC is less than 2.5x in a twelve consecutive month period;

       -- if there is a decrease in annual worldwide demand for SWU to less than 28 million SWU; or

       -- if there is a decrease in the average price for all SWU under the Company's long-term firm contracts to less than $80 per SWU (in 1998 dollars).

Operating Margin is defined in the Treasury Agreement to mean (x) earnings plus interest, taxes and any extraordinary, nonrecurring charges divided by (y) total revenue; Operating Interest Coverage Ratio is defined to mean (x) earnings plus interest and taxes divided by (y) gross interest expense.

    Pursuant to a requirement in the Treasury Agreement, USEC entered into an agreement with its officers and directors whereby they agreed not to, and to use their best efforts to cause their family members not to, acquire any Shares or other securities convertible into or exchangeable for shares of Common Stock for 180 days following consummation of the IPO.

    Electricity Memorandum of Agreement. The Company entered into a memorandum of agreement with DOE pursuant to which DOE transferred the benefits of its power purchase agreements with EEI and OVEC to USEC, although DOE remains the named purchaser under such power purchase agreements.

    Certain Transfers from DOE. Under the Privatization Act, DOE is required to transfer to the Company, at no cost, up to 50 metric tons of HEU (representing
3.4 million SWU and 5,000 metric tons of natural uranium) and up to 7,000 metric tons of natural uranium. The Company received the 7,000 metric tons of natural uranium in April 1998, and expects to receive the 50 metric tons of HEU over the period September 1998 to September 2003. In May 1998, the Company also received an additional 3,800 metric tons of natural uranium and 45 metric tons of LEU (representing 280,000 SWU and 453 metric tons of natural uranium) to settle DOE's liabilities for certain nuclear safety upgrade costs and to satisfy certain remaining obligations of DOE to the Company. See "Business -- Natural Uranium and HEU from DOE."

    Agreement Regarding AVLIS Research. AVLIS research, development and demonstration is conducted at LLNL under DOE's management and operations contract with the University of California.

Inventions that result from the AVLIS research and development effort funded by the Company will be owned by the Company. See "Business -- Advanced Laser-Based Technology."

    Depleted UF(6) Memorandum of Agreement. The Company entered into a memorandum of agreement with DOE pursuant to which title to depleted UF(6) generated by USEC before the Privatization was transferred to DOE in accordance with the Privatization Act.

    DOE Agreement Regarding Depleted UF(6) Disposal. The Company entered into an agreement with DOE pursuant to which USEC has paid DOE $50.0 million and DOE has assumed responsibility for a certain amount of depleted UF(6) generated by the Company over the period from the Privatization Date to 2005.

                                   MANAGEMENT

BOARD OF DIRECTORS

    The Board of Directors of USEC consists of seven members, which includes six "independent directors" (within the meaning of the regulations of the New York Stock Exchange, Inc.) as follows:

                                 AGE AT
          NAME             SEPTEMBER 30, 1998        PRINCIPAL OCCUPATION
          ----             ------------------        --------------------
James R. Mellor,                   68           Retired Chairman and Chief
  Chairman+                                     Executive Officer of General
                                                Dynamics Corporation
Joyce F. Brown, Ph.D.*             52           President of the Fashion
                                                Institute of Technology of the
                                                State University of New York
Frank V. Cahouet*+                 66           Chairman, President and Chief
                                                Executive Officer of Mellon
                                                Bank Corporation
John R. Hall+ ++                   65           Retired Chairman and Chief
                                                Executive Officer of Ashland,
                                                Inc.
Dan T. Moore, III+                 58           President of Dan T. Moore
                                                Company, Inc.
William H. Timbers, Jr.++          48           President and Chief Executive
                                                Officer of USEC
William H. White* ++               44           President and Chief Executive
                                                Officer of WEDGE Group
                                                Incorporated

---------------
  * Member of the Audit and Corporate Responsibility Committee.
  + Member of the Compensation Committee.
 ++ Member of the Regulatory Affairs Committee.

    James R. Mellor served as Chairman and Chief Executive Officer of General Dynamics Corporation from 1994 to 1997, and served as President and Chief Executive Officer from 1993 to 1994. He was previously General Dynamics' President and Chief Operating Officer. He also serves on the Board of Directors of Bergen Brunswig Corporation, Computer Sciences Corporation, General Dynamics Corporation, Pinkertons Inc. and United States Surgical Corporation.

    Joyce F. Brown is the President of the Fashion Institute of Technology of the State University of New York. From 1994 to 1997 Ms. Brown was a professor of graduate studies at the City University of New York, where she previously held several Vice Chancellor positions. From 1993 to 1994 she served as the Deputy Mayor for Public and Community Affairs in the Office of the Mayor of the City of New York. Ms. Brown also serves on the Board of Directors of Transderm Laboratories Corporation and Unity Mutual Life Insurance Company.

    Frank V. Cahouet has been Chairman and Chief Executive Officer of Mellon Bank Corporation since 1987 and President since 1990. Mr. Cahouet is also a director of Avery Dennison Corporation, Saint-Gobain Corporation, and Allegheny Teledyne Incorporated.

    John R. Hall served as Chairman of the Board of Directors of Ashland, Inc. from 1981 to 1997, and served as Chief Executive Officer from 1981 to 1996. He has been Chairman of the Board of Directors of Arch Coal, Inc. since 1997. Mr. Hall is also a director of Banc One Corporation, The Canada Life

Assurance Company, CSX Corporation, Humana Inc., LaRoche Industries, Inc., Reynolds Metals Company and UCAR International Inc.

    Dan T. Moore, III has been the founder, owner and President since 1969 of Dan T. Moore Company, Inc., a developer of a number of advanced materials companies and technologies. Mr. Moore has also been Chairman of the Board of Directors of the Advanced Ceramics Corporation since 1993. He also serves on the Board of Directors of the Hawk Corporation, Invacare Corporation, and the Cleveland Clinic Foundation.

    William H. Timbers, Jr. has been President and Chief Executive Officer of the Company since 1994. He was appointed USEC Transition Manager in March 1993 by President Clinton. Prior to this appointment, Mr. Timbers was President of The Timbers Corporation, an investment banking firm based in Stamford, Connecticut, from 1991 to 1993. Before that, he was a Managing Director of the investment banking firm of Smith Barney, Harris Upham & Co., Inc. in New York and San Francisco.

    William H. White has been President and Chief Executive Officer of WEDGE Group Incorporated since 1997. Mr. White founded and has been the Chairman of the Board of Directors of Frontera Resources Corporation and its predecessor, a privately held international energy company, since 1995, and served as President and Chief Executive Officer from 1995 to 1996. From 1993 to 1995, he served as Deputy Secretary and Chief Operating Officer of the United States Department of Energy. Mr. White also serves on the Board of Directors of Edge Petroleum Corporation.

COMMITTEES

    The Board of Directors of USEC has created an Audit and Corporate Responsibility Committee, a Compensation Committee and a Regulatory Affairs Committee. The Audit and Corporate Responsibility Committee is responsible for reviewing the Company's accounting processes, financial controls and reporting systems, as well as the selection of the Company's independent auditors and the scope of the audits to be conducted. It also is responsible for monitoring the policies, practices and programs of the Company in its relations with the government, customers, suppliers, employees, shareholders and the communities in which the GDPs are located. The Regulatory Affairs Committee is responsible for regulatory matters and compliance. The Compensation Committee is responsible for recommending to the Board of Directors compensation for the Company's key employees and overall incentive compensation programs and policies for the Company. The Audit and Corporate Responsibility Committee and the Compensation Committee consist entirely of independent directors.

COMPENSATION OF DIRECTORS

    Each non-employee director currently receives an annual retainer of $20,000 for service on the Board of Directors. See also "Certain Relationships and Related Transactions."

EXECUTIVE OFFICERS

    The Company's executive officers and their ages are as follows:

                                      AGE AT
         NAME                   SEPTEMBER 30, 1998                   POSITION
         ----                   ------------------                   --------
William H. Timbers, Jr.                 48                 President and Chief
                                                           Executive Officer
George P. Rifakes                       64                 Executive Vice President,
                                                           Operations
Henry Z Shelton, Jr.                    55                 Vice President and Chief
                                                           Financial Officer
Robert J. Moore                         41                 Vice President, General
                                                           Counsel and Secretary
J. William Bennett                      51                 Vice President, Advanced
                                                           Technology
William J. Bruttaniti                   49                 Vice President and Chief
                                                           Information Officer
Richard O. Kingdon                      43                 Vice President, Marketing
                                                           and Sales
James H. Miller                         49                 Vice President, Production
Philip G. Sewell                        52                 Vice President, Corporate
                                                           Development and
                                                           International Trade
Darryl A. Simon                         41                 Vice President, Human
                                                           Resources and Administration
Charles B. Yulish                       61                 Vice President, Corporate
                                                           Communications

    Officers serve at the pleasure of the Board of Directors.

    William H. Timbers, Jr. -- See above.

    George P. Rifakes has been Executive Vice President, Operations of the Company since 1993. Prior to joining the Company, Mr. Rifakes was Vice President of Commonwealth Edison Company in Chicago, Illinois, where he was employed since 1957 with responsibilities in corporate planning, purchasing, fuel, economic analysis, and least-cost planning and marketing. He also served as President of the Cotter Corporation, a wholly-owned uranium subsidiary of Commonwealth Edison, from 1976 to 1992.

    Henry Z Shelton, Jr. has been Vice President, Finance and Chief Financial Officer of the Company since 1993. From 1989 to 1993, Mr. Shelton served as a Board member and Vice President, Finance for Sun International Exploration and Production Company, a subsidiary of the Sun Company, Inc., headquartered in London, England. Previously, Mr. Shelton worked for the Sun Company organization for 23 years.

    Robert J. Moore has been General Counsel and Secretary of the Company since 1993 and Vice President, General Counsel and Secretary since 1994. Prior to joining USEC, Mr. Moore was appointed to numerous senior legal and policy positions, serving as Director of the California Governor's Office in Washington, D.C. and as General Counsel to two Presidential and Congressional Commissions.

    J. William Bennett has been Vice President, Advanced Technology of the Company since 1994. From 1993 to 1994 he served as Vice President, Production of the Company. Immediately before joining the Company, he served as Director of DOE's Office of Uranium Enrichment Operations. Prior to that, he was Director of DOE's Office of Geologic Repositories and Director of DOE's Office of Light Water Reactor Technology.

    William J. Bruttaniti joined USEC as Vice President and Chief Information Officer in October 1998. Prior to this appointment, Mr. Bruttaniti spent more than two years as a senior manager with KPMG Peat Marwick LLP, most recently serving as interim Chief Information Officer for USEC on a consultancy basis. From 1991 to 1996, Mr. Bruttaniti served as the Chief Information Officer for U.S. Industries, a consumer products manufacturer.

    Richard O. Kingdon has been Vice President, Marketing and Sales of the Company since 1993. Prior to joining the Company, Mr. Kingdon was Director, Strategic Planning, at Otis Elevator Company, a division of the United Technologies Corporation. From 1990 to 1993, he was Director, Sales and Marketing, for the Otis United Kingdom operation. Prior to 1990, Mr. Kingdon was a Manager in the consulting firm of Bain & Company.

    James H. Miller has been Vice President, Production of the Company since 1995. Before joining the Company, Mr. Miller was President of ABB Environmental Systems, Inc. From 1993 to 1994 he served as President of U.C. Operating Services, a joint venture between Louisville Gas & Electric and Baltimore Gas & Electric Company. From 1986 to 1993 he worked for ABB Resource Recovery Systems, serving as President from 1990 to 1993.

    Philip G. Sewell has been Vice President, Corporate Development and International Trade of the Company since April 1998, and Vice President, Corporate Development of the Company since 1993. From 1988 to 1993, Mr. Sewell served as Deputy Assistant Secretary of DOE responsible for the overall management of the uranium enrichment program. Mr. Sewell has served in the United States Government for 28 years in various positions of increasing responsibility.

    Darryl A. Simon joined USEC as Vice President, Human Resources and Administration in August 1997. Prior to this appointment, Mr. Simon spent seven years with ManorCare Health Services based in Gaithersburg, Maryland, most recently serving as Vice President, Human Resources Planning and Leadership Development. Prior to ManorCare, he held assignments of increasing responsibility within various industries and organizations.

    Charles B. Yulish has been Vice President, Corporate Communications of the Company since 1995. Immediately before joining the Company, Mr. Yulish was Executive Vice President and Managing Director of E. Bruce Harrison Co. Prior to joining E. Bruce Harrison Co. in 1993, he served as partner of Holt, Ross and Yulish. Both companies are energy and environmental public relations firms.

EXECUTIVE COMPENSATION

    The following table sets forth information regarding the compensation of the Chief Executive Officer and the four most highly paid executive officers of the Company in fiscal 1998. Since its inception, the Company has not granted any stock options, stock awards or stock appreciation rights or made any long-term incentive plan awards or payouts.

                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION
                                                       -------------------         ALL OTHER
           NAME AND PRINCIPAL POSITION              YEAR    SALARY     BONUS    COMPENSATION(1)
           ---------------------------              ----    ------     -----    ---------------
William H. Timbers, Jr............................  1998   $331,400   $25,000       $ 7,540
 Chief Executive Officer
George P. Rifakes.................................  1998   $290,600   $25,000       $ 6,400
 Executive Vice President
Henry Z Shelton, Jr...............................  1998   $249,800   $25,000       $ 6,400
 Vice President and Chief Financial Officer
Robert J. Moore...................................  1998   $215,200   $25,000       $ 9,328
 Vice President, General Counsel and Secretary
James H. Miller...................................  1998   $203,900   $25,000       $ 6,400
 Vice President, Production

---------------
(1) Represents the Company's 401(k) matching contributions and certain life insurance premiums.

PENSION PLAN TABLE

    The Company maintains a tax-qualified defined benefit pension plan (the "Company's Retirement Plan") for employees not currently enrolled in either the Civil Service Retirement System or the Federal Employees' Retirement System ("FERS"). The following table provides examples of benefits for the Company's Retirement Plan at the normal retirement age of 65 payable as a life annuity. These benefits are not subject to deductions for Social Security.

                                          YEARS OF PARTICIPATION AT AGE 65
                                        ESTIMATED ANNUAL RETIREMENT BENEFITS
          FINAL AVERAGE            -----------------------------------------------
          COMPENSATION               15        20        25        30        35
          -------------              --        --        --        --        --
$ 50,000.........................  $ 9,375   $11,250   $13,125   $15,000   $16,875
 100,000.........................   18,750    22,500    26,250    30,000    33,750
 150,000.........................   28,125    33,750    39,375    45,000    50,625
 200,000.........................   30,000    36,000    42,000    48,000    54,000
 250,000.........................   30,000    36,000    42,000    48,000    54,000
 300,000.........................   30,000    36,000    42,000    48,000    54,000
 350,000.........................   30,000    36,000    42,000    48,000    54,000

    Earnings are averaged over the five consecutive calendar years during which a participant's earnings were highest. Earnings include salary, overtime, bonuses and commission. Credited Service is based on the number of plan years (January 1 through December 31) commencing January 1, 1994 during which a participant completes at least 1,000 hours of service.

    As of June 30, 1998, the years of credited service under the Company's Retirement Plan for Messrs. Timbers, Rifakes, Shelton and Miller were 4.5, 4.5,
4.5 and 2.5, respectively, and 5.0 under FERS for Mr. Moore.

SUPPLEMENTAL EMPLOYEE RETIREMENT PLAN

    The Company maintains a supplemental retirement plan (the "SERP") in which Mr. Timbers currently participates. Under the SERP, the participant is entitled to receive a total retirement benefit of 60% of final average salary, commencing at age 62. The value of the benefits from the SERP is offset by the benefits from the Company's Retirement Plan and Social Security benefits.

EMPLOYMENT AND SEVERANCE AGREEMENTS

    The Company is not a party to any employment or severance agreements.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    None of the officers or directors of the Company currently owns any shares of the Company's common stock. Pursuant to an agreement with the U.S. Treasury, the officers and directors of the Company have agreed not to, and to use their best efforts to cause their family members not to, acquire any shares or other securities convertible into or exchangeable for shares of the Company's common stock for 180 days following consummation of the IPO.

    As of November 9, 1998, based solely upon a review of filings made by third parties pursuant to Sections 13(d) and 13(g) of the Securities and Exchange Act of 1934, as amended, there are no persons who beneficially own more than 5% of the outstanding shares of common stock of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In August 1998, the Company entered into an agreement with James R. Mellor, the Chairman of the Board of Directors, under which Mr. Mellor will provide certain consulting services to the Company. For the period from July 28, 1998 through July 27, 1999, Mr. Mellor will be paid $255,000 for his services under the agreement.

                            DESCRIPTION OF THE NOTES

    The Senior Notes are to be issued under an indenture to be dated as of
[                ], 1998 (the "Indenture") between the Company and First Union
National Bank, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete, and are subject, and are qualified in their entirety by reference, to all of the provisions of the Indenture, including the definitions therein of certain terms.

GENERAL

    The Senior Notes will be limited in aggregate principal amount to $[     ]
million and will mature on [     ], 200[  ]. The Senior Notes will bear interest
at the rate per annum shown on the front cover of this Prospectus from November
[     ], 1998 or from the most recent Interest Payment Date to which interest
has been paid or provided for, payable semi-annually on [     ] and [     ] of
each year, commencing [     ], 1999, to the Person in whose name the Senior Note
(or any predecessor Senior Note) is registered at the close of business on the
preceding [     ] or [     ], as the case may be. The Senior Notes will not be
subject to any sinking fund, but are subject to redemption at the option of the Company as described below.

    The Senior Notes will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Senior Notes effectively will be subordinated to all existing and future third-party indebtedness and other liabilities of the Company's subsidiaries (including trade payables). The Indenture does not limit the Company's or its subsidiaries' ability to incur additional indebtedness.

OPTIONAL REDEMPTION

    The Senior Notes will be redeemable at the option of the Company, in whole or in part, in principal amounts of $1,000 or any integral multiple thereof at any time at a Redemption Price equal to the sum of (i) an amount equal to 100% of the principal amount thereof and (ii) the Make-Whole Premium, together with accrued and unpaid interest up to but not including the Redemption Date.

    If less than all of the Senior Notes are to be redeemed at any time, selection of Senior Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate; provided that no Senior Notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the Redemption Date to each Holder of Senior Notes to be redeemed at its registered address. If any Senior Note is to be redeemed in part only, the notice of redemption that relates to such Senior Note will state the portion of the principal amount thereof to be redeemed. A new Senior
Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Senior Note. On and after the Redemption Date, interest will cease to accrue on Senior Notes or portions of them called for redemption unless the Company defaults in the payment of the Redemption Price.

BOOK ENTRY PROCEDURES

    Upon issuance, the Senior Notes will be represented by one or more fully registered global notes (the "Global Notes"). Each such Global Note will be deposited with, or on behalf of, The Depository Trust Company, as Depositary, and registered in the name of the Depositary or a nominee thereof. The Depositary will maintain the Senior Notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities. Unless and until it is exchanged in whole or in part for Senior Notes in definitive form, no Global Note may be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary.

    Ownership of beneficial interests in Senior Notes will be limited to Persons that have accounts with the Depositary ("Participants") or Persons that may hold interests through Participants. Upon the issuance of Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of such Senior Notes beneficially owned by such Participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

    So long as the Depositary, or its nominee, is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of Senior Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have the Senior Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of such Senior Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each Person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such Person is not a Participant, on the procedures of the Participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any actions of Holders or that an owner of a beneficial interest in such a Global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

    Payment of principal of, premium, if any, and interest on, Senior Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the Holder of the Global Notes representing such Senior Notes. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of a Global Note, will credit the accounts of the Participants with payment in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

    The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its Participants and to facilitate the clearance and settlement transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by the Depositary only through Participants.

    If the Depositary is at any time unwilling or unable to continue as Depositary or the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company in 90 days, then upon notification to the Trustee, the Global Notes will, upon surrender thereof by the Depositary, be transferable or exchangeable for Senior Notes in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Senior Notes shall be registered in such name or names, and issued to such Person or Persons, in each case as the Depositary shall identify to the Trustee as the beneficial owners of the Senior Notes. It is expected that such instructions may be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in such Global Notes. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any liability for any delay by the Depositary in identifying the beneficial owners of the Senior Notes, and each such Person may conclusively rely on and shall be protected in relying on, instruction from the Depositary for all purposes (including with respect to registration and delivery, and the respective principal amount, of the Senior Notes to be issued).

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Senior Notes will be made in immediately available funds. So long as the Senior Notes are subject to the Depositary's book-entry system, the Senior Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and therefore the Depositary will require that secondary trading activity be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Senior Notes.

LIMITATION ON LIENS

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, create, assume or incur any Lien on any Principal Property to secure any Debt of the Company or any other Person (other than the Senior Notes) without effectively providing that the Senior Notes shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be secured. There is, however, excluded from the foregoing restriction the following: (a) Permitted Liens; (b) any Lien on any (i) property or assets created at the time of the acquisition of such property or assets by the Company or any of its Subsidiaries, or within 180 days after such time, to secure all or part of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of, or within 180 days of, such acquisition; provided that, any such Lien does not extend to any other property or assets of the Company or any of its Subsidiaries, or (ii) property to secure all or part of the cost of the development, construction, repair or improvement thereon or to secure Debt incurred prior to, at the time of, or within 180 days after, the completion of such development, construction, repair or improvement or the commencement of full operations thereof (whichever is later) to provide funds for any such purpose; provided that, any such Lien does not extend to any other property or assets of the Company or any of its Subsidiaries; (c) (i) any Lien on any property or assets existing thereon at the time of acquisition thereof by the Company or any of its Subsidiaries (whether or not the obligations secured thereby are assumed by the Company or any of its Subsidiaries), or (ii) the assumption by the Company or any of its Subsidiaries of obligations secured by any Lien existing at the time of acquisition by the Company or any of its Subsidiaries of the property or assets subject to such Lien or at the time of the acquisition of the Person which owns such property or assets, or (iii) any Lien on any property or assets of a Person existing thereon at the time (1) such Person becomes a Subsidiary of the Company, (2) such Person is merged into, or consolidated with, the Company or any of its Subsidiaries or (3) of a sale, lease or other disposition of the properties of a Person (or division thereof) as an entirety or substantially as an entirety to the Company or any of its Subsidiaries; provided that in each of the foregoing cases listed in this clause
(c), such Lien was not created as a result of or in connection with or in anticipation of any such transaction and does not extend to any other property or assets of the Company or any of its Subsidiaries; (d) any Lien on any property or assets of the Company or any of its Subsidiaries in existence on the date of the Indenture; (e) any Lien arising by reason of any attachment, judgment, decree or order of any governmental or court authority, so long as any proceeding initiated to review such attachment, judgment, decree or order shall not have been terminated or the period within which such proceeding may be initiated shall not expire, or such attachment, judgment, decree or order shall otherwise be effectively stayed; and (f) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancings, refundings or replacements) of any Lien, in whole or part, that is referred to in clauses (a) through (e) (inclusive) above, or any Debt secured thereby.

    Notwithstanding the foregoing, under the Indenture, the Company may, and may permit any of its Subsidiaries to, create, assume or incur any Lien upon any Principal Property to secure any Debt of the Company or any Person (other than the Senior Notes) that is not excepted by clauses (a) through (f) (inclusive) above without securing the Senior Notes, provided that, after giving effect to the creation, assumption or incurrence of such Lien and Debt, and the application of proceeds of such Debt, if any, received by the Company or any of its Subsidiaries as a result thereof, the aggregate principal amount of all Debt then outstanding secured by such Lien and all similar Liens, together with all net sale proceeds from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (a) through (c) (inclusive) of the covenant below entitled "Limitation on Sale-Leaseback Transactions") would not exceed 10% of Consolidated Net Tangible Assets.

LIMITATION ON SALE-LEASEBACK TRANSACTIONS

    The Indenture will provide that the Company will not, nor will it permit any of its Subsidiaries to, engage in a Sale-Leaseback Transaction, unless: (a) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years; (b) the Company or such Subsidiary would be entitled to incur Debt secured by a Lien on Principal Property subject thereto in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without equally and ratably securing the Senior Notes pursuant to the above covenant entitled "Limitation on Liens"; or (c) the Company or such Subsidiary, within a 180 day period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds (which, in the case of a sale and transfer other than for cash, shall be an amount equal to the fair market value of the Principal Property so leased) from such Sale-Leaseback Transaction to (i) the prepayment, repayment, reduction or retirement of any pari passu Funded Debt or Debt of the Company or any of its Subsidiaries, or (ii) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Company or any of its Subsidiaries.

CERTAIN DEFINITIONS

    The Indenture will define the following terms as follows:

    "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom (a) all current liabilities (excluding (i) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (ii) current maturities of long-term debt), and (b) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents or other like intangible assets, all as set forth, or on a pro forma basis would be set forth, in the consolidated balance sheet of the Company and its Subsidiaries.

    "Debt" means (without duplication) all liabilities for borrowed money and any guarantee therefor.

    "Funded Debt" means Debt maturing one year or more from the date of the creation thereof, Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of the instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

    "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset given to secure Debt, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction with respect to any such mortgage, lien, pledge, charge, security interest or encumbrance).

    "Make-Whole Premium" means, in connection with any optional redemption of any Senior Note, the excess, if any, of (i) the aggregate present value as of the Redemption Date of each dollar of principal of such Senior Notes being redeemed and the amount of interest (exclusive of interest accrued to the Redemption Date) that would have been payable in respect of such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at a rate equal to the sum of the Treasury Yield (determined on the Business Day immediately preceding the Redemption Date) plus basis points from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over (ii) the aggregate principal amount of such Senior Notes being redeemed.

    "Permitted Liens" means: (a) any statutory or governmental Lien or Lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction, development, improvement or repair; (b) Liens of taxes and assessments which are (i) for the then current year, (ii) not at the time delinquent, or (iii) delinquent but the validity of which is being contested at the time by the Company or any of its Subsidiaries in good faith;
(c) any Lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations; (d) any Lien in favor of the Company or any of its Subsidiaries; or (e) any Lien in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any Debt incurred by the Company or any of its Subsidiaries for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such Lien.

    "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "Principal Property" means the land, land improvements, buildings and fixtures (to the extent they constitute real property interests, including any leasehold interest therein) constituting the principal corporate office and any manufacturing plant or facility (whether now owned or hereafter acquired) which:
(a) is owned by the Company or any of its Subsidiaries; (b) is located within any of the present 50 states of the United States (or the District of Columbia);
(c) in the opinion of the Board of Directors of the Company, is of material importance to the total business as it exists as of the date hereof conducted by the Company and its Subsidiaries taken as a whole; and (d) the gross book value of which exceeds 3% of Consolidated Net Tangible Assets.

    "Sale-Leaseback Transaction" means the sale or transfer by the Company or any of its Subsidiaries of any Principal Property to a Person (other than the Company or any of its Subsidiaries) and the taking back by the Company or any of its Subsidiaries, as the case may be, of a lease of such Principal Property.

    "Subsidiary" means, with respect to any Person, (i) any corporation or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

    "Treasury Yield" means, in connection with the calculation of any Make-Whole Premium on any Senior Note, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as complied by and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar data)) equal to the then remaining maturity of such Senior Note; provided that if no United States Treasury security is available with such a constant maturity for which a closing yield is given, the Treasury Yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the closing yields of United States Treasury securities for which such yields are given, except that if the remaining maturity of such Senior Note is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person, provided that (i) the Company is the continuing entity or if the Company is not the continuing entity, the continuing entity must be a Person organized and validly existing under the laws of a domestic jurisdiction and must assume the Company's obligations on the Senior Notes and under the Indenture, (ii) after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall exist and
(iii) the Company has delivered to the Trustee an Officer's Certificate and Opinion of Counsel, each stating that the transaction complies with these conditions.

EVENTS OF DEFAULT

    Each of the following will constitute an Event of Default under the
Indenture: (a) failure to pay principal of or any premium on any Senior Note when due; (b) failure to pay any interest on any Senior Note when due, continued for 30 days; (c) failure to perform any other covenant of the Company or its Subsidiaries in the Senior Notes or Indenture, continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the then outstanding Senior Notes, as provided in the Indenture; (d) a default in the payment of the principal of, or interest on, any note, bond, coupon or other instrument or agreement evidencing or pursuant to which there is outstanding Debt of the Company or any of its Subsidiaries whether such Debt now exists or shall thereafter be created, having an aggregate principal amount exceeding $[ ] million (or its equivalent in any other currency or currencies), other than the Senior Notes, when that Debt becomes due and payable (whether at maturity, upon redemption or acceleration or otherwise), if such default shall continue for more than the period of grace, if any, originally applicable thereto and the time for payment of such amount has not been expressly extended; and (e) certain events in bankruptcy, insolvency or reorganization of the Company or any of its Subsidiaries.

    If an Event of Default (other than an Event of Default described in clause
(e) above) with respect to any of the Senior Notes shall occur and be continuing, either the Trustee or the Holders of at least 25% of the then outstanding Senior Notes by notice to the Company as provided in the Indenture may declare the principal amount of Senior Notes to be due and payable immediately. If an Event of Default described in clause (e) above shall occur, the principal amount of all the then outstanding Senior Notes will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any acceleration, but before a judgment or decree for the payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the then outstanding Senior Notes, by written notice to the Trustee, may rescind and annul such acceleration and its consequences if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "--Modification and Waiver".

    Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Senior Notes, unless such Holders of the Senior Notes shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the then outstanding Senior Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to such Senior Notes.

    No Holder of any Senior Note will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Senior Notes, (ii) the Holders of at least 25% in aggregate principal amount of the then outstanding Senior Notes have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding in respect to such Event of Default as trustee and
(iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the then outstanding Senior Notes a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to any proceeding which is instituted by a Holder of a Senior Note for the enforcement of payment of the principal of or interest on such Senior Note on or after the applicable due date specified in such Senior Note.

    The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company or any of its Subsidiaries, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the then outstanding Senior Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Senior Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any such Senior Note, (b) reduce the principal amount of, or any interest on, any such Senior Note, (c) reduce the amount of principal of any such Senior Note payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or interest on, any such Senior Note, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any such Senior Note, (f) reduce the percentage in principal amount of such Senior Note, the consent of whose Holders is required for modification or amendment of the Indenture, (g) reduce the percentage in principal amount of such Senior Note necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (h) modify such provisions with respect to modification and waiver.

    The Holders of a majority in principal amount of the then outstanding Senior Notes may waive compliance by the Company or any of its Subsidiaries with certain restrictive provisions of the Indenture or waive any past default under the Indenture, except a continuing default in the payment of principal of or interest on such Senior Notes and covenants and provisions of the Indenture that under the proviso in the preceding paragraph cannot be amended without the consent of the Holder of each Senior Note affected thereby.

    The Indenture provides that in determining whether the Holders of the requisite principal amount of the Senior Notes have given or taken any direction, notice, consent, waiver or other action under the

Indenture as of any date, certain Senior Notes, including those that have been defeased and discharged as described under "-- Satisfaction and Discharge; Defeasance -- Defeasance and Discharge" will not be deemed to be outstanding.

    Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Senior Notes entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee also will be entitled to set a record date for action by Holders of Senior Notes. If a record date is set for any action to be taken by Holders of the Senior Notes, such action may be taken only by persons who are Holders of such Senior Notes on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of the Senior Notes within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if it sets the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time.

SATISFACTION AND DISCHARGE; DEFEASANCE

    Satisfaction and Discharge. The Indenture will provide that the Company may satisfy and discharge certain obligations to Holders of Senior Notes which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year or are to be called for redemption within one year by (a) depositing or causing to be deposited with the Trustee funds in an amount sufficient to pay the principal and any premium and interest to the date of such deposit or to the Stated Maturity or any applicable redemption date, as the case may be, (b) paying or causing to be paid all other sums payable under the Indenture with respect to such Senior Notes, and (c) delivering to the Trustee an Officer's Certificate relating to such satisfaction and discharge.

    Defeasance and Discharge. The Indenture will provide that the Company will be discharged from all its indebtedness and obligations with respect to Senior Notes (except for certain obligations to exchange or register the transfer of such outstanding Senior Notes, to replace stolen, lost or mutilated outstanding Senior Notes, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such outstanding Senior Notes of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and interest on such outstanding Senior Notes at Maturity in accordance with the terms of the Indenture and such outstanding Senior Notes. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such outstanding Senior Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

    Defeasance of Certain Covenants. The Indenture will provide that the Company and its Subsidiaries may omit to comply with certain restrictive covenants, including the covenants described under "Limitation on Liens", "Limitation on Sale-Leaseback Transactions" and "Consolidation, Merger and Sale of Assets", in which event certain Events of Default, which are described above in clause (c) (with respect to such respective covenants) under "Events of Default", will no longer constitute Events of Default with respect to the Senior Notes. The Company, in order to exercise such option to defease such covenants, will be required to deposit, in trust for the benefit of the Holders of outstanding Senior Notes, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and interest on such Senior Notes at Maturity in accordance with the terms of the Indenture and such outstanding Senior Notes. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such outstanding Senior Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur.

    If subsequent to the completion of a defeasance of certain covenants as described in the immediately preceding paragraph, such outstanding Senior Notes are declared due and payable because of the occurrence of any remaining Event of Default and the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Senior Notes at Maturity but may not be sufficient to pay amounts due on such Senior Notes upon any acceleration resulting from such Event of Default, then the Company would remain liable for such payments.

NOTICES

    Notices to Holders of the Senior Notes will be given by mail to the addresses of such Holders as they may appear in the Security Register.

TITLE

    The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Senior Note is registered as the absolute owner thereof (whether or not the Senior Notes may be overdue) for the purpose of making payment and for all other purposes.

GOVERNING LAW

    The Indenture and the Senior Notes will be governed by, and construed in accordance with, the laws of the State of New York.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of the Senior Notes set forth after their names below. The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Senior Notes if any are purchased.

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                           OF SENIOR NOTES
                        -----------                           ----------------
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................................   $
J.P. Morgan Securities Inc..................................
                                                               --------------
  Total.....................................................   $
                                                               ==============

    The Underwriters have advised the Company that they propose initially to offer the Senior Notes to the public at the public offering prices set forth on the cover page of this Prospectus, and to certain dealers at such prices less a concession not in excess of [ ]% of the principal amount of the Senior Notes. The Underwriters may allow, and such dealers may reallow, discounts not in excess of [ ]% of the principal amount of the Senior Notes, to certain other dealers. After the initial offering of the Senior Notes, the public offering price, concession and discount may be changed.

    The Senior Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Senior Notes on any national securities exchange but has been advised by the Underwriters that they presently intend to make a market in the Senior Notes as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Senior Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the trading market for the Senior Notes.

    In order to facilitate the offering of the Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Senior Notes. If the Underwriters create a short position in the Senior Notes in connection with the offering, i.e., if they sell more Senior Notes than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Senior Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The Underwriters may also impose a penalty bid on certain Underwriters and any selling group members. This means that if the Underwriters purchase Senior Notes in the open market to reduce the Underwriters' short position or to stabilize the price of the Senior Notes, they may reclaim the amount of the selling concession from the Underwriters and any selling group members who sold those Senior Notes as part of the offering. The imposition of a penalty bid might also have an effect on the price of the Senior Notes to the extent it were to discourage resales of the Senior Notes.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Company has agreed to indemnify the Underwriters against certain liabilities (including reimbursements to the Underwriters for certain fees and expenses of their counsel), including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of such liabilities.

    A portion of the net proceeds from the sale of the Senior Notes is expected to be used to repay outstanding borrowings under the Credit Facility under which Morgan Guaranty is a lender. Morgan Guaranty is an affiliate of J.P. Morgan Securities Inc., an underwriter of this offering.

    In the ordinary course of their respective businesses, the Underwriters or their affiliates have performed, and may in the future perform, investment banking, commercial banking or other financial services for the Company.

                                 LEGAL MATTERS

    The validity of the issuance of the Senior Notes offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, Washington, D.C., special counsel for the Company, and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

    The financial statements of the Company as of June 30, 1997 and 1998 and for each of the three years in the period ended June 30, 1998, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

    Statements contained in this Prospectus as to the contents of any agreement, contract or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement, contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                                   USEC INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                 PAGE
                                                                 ----
Reports of Independent Public Accountants...................  F-2 to F-3

Balance Sheets at June 30, 1997 and 1998 and at September
  30, 1998 (Unaudited)......................................      F-4

Statements of Income for the Years Ended June 30, 1996, 1997
  and 1998 and the Three Months Ended September 30, 1997 and
  1998 (Unaudited)..........................................      F-5

Statements of Cash Flows for the Years Ended June 30, 1996,
  1997 and 1998 and the Three Months Ended September 30,
  1997 and 1998 (Unaudited).................................      F-6

Notes to Financial Statements...............................  F-7 to F-18

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of USEC Inc.:

     We have audited the accompanying balance sheets of USEC Inc., a Delaware corporation, (formerly United States Enrichment Corporation) as of June 30, 1997 and 1998, and the related statements of income and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USEC Inc. as of June 30, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 1998, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Washington, D.C.,
July 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of USEC Inc.:

     We have examined the pro forma adjustments (not separately presented) reflecting the IPO Transactions as described in Note 4 and the application of those adjustments to the historical amounts in the assembly of the accompanying pro forma statement of income of USEC Inc. (the "Company") for the year ended June 30, 1998. The pro forma statement of income is derived from the audited historical statement of income of USEC Inc. appearing herein. Such pro forma adjustments are based upon management's assumptions described in Note 4. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances.

     The objective of the pro forma statement of income is to show what the significant effects on the historical statement of income might have been had the IPO Transactions occurred at an earlier date. However, the pro forma statement of income is not necessarily indicative of the results of operations that would have been attained had the IPO Transactions actually occurred earlier.

     In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the IPO Transactions, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma statement of income reflects the proper application of those adjustments to the historical statement of income for the year ended June 30, 1998.

/s/ Arthur Andersen LLP

Washington, D.C.,
July 31, 1998

                                   USEC INC.

                                 BALANCE SHEETS
                  (MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                              JUNE 30,   JUNE 30,   SEPTEMBER 30,
                                                                1997       1998         1998
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
ASSETS
Current Assets
  Cash......................................................  $1,261.0   $1,177.8     $   48.4
  Accounts receivable -- customers..........................     249.3      218.5        220.6
  Receivables from Department of Energy.....................     134.4       17.9         17.1
  Inventories:
     Separative Work Units..................................     573.8      687.0        699.4
     Uranium................................................     131.5      184.5        199.7
     Uranium provided by customers..........................     726.2      315.0        222.6
     Materials and supplies.................................      12.4       24.8         22.4
                                                              --------   --------     --------
          Total Inventories.................................   1,443.9    1,211.3      1,144.1
  Payments for future deliveries under Russian HEU
     Contract...............................................      79.6       63.4         50.0
  Other.....................................................      23.3       39.5         30.8
                                                              --------   --------     --------
          Total Current Assets..............................   3,191.5    2,728.4      1,511.0
Property, Plant and Equipment, net..........................     111.5      131.9        133.0
Other Assets
  Deferred income taxes.....................................        --         --         54.5
  Deferred costs for depleted UF(6).........................        --       50.0         50.0
  Uranium inventories.......................................     103.6      561.0        562.7
  Payment for future deliveries under Russian HEU
     Contract...............................................      50.0         --           --
                                                              --------   --------     --------
          Total Other Assets................................     153.6      611.0        667.2
                                                              --------   --------     --------
Total Assets................................................  $3,456.6   $3,471.3     $2,311.2
                                                              ========   ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term debt...........................................  $     --   $     --     $  265.0
  Accounts payable and accrued liabilities..................     159.7      168.0        151.1
  Payables to Department of Energy..........................      17.4       14.9         14.8
  Uranium owed to customers.................................     726.2      315.0        222.6
  Payables under Russian HEU Contract.......................      10.2        8.4         54.8
  Nuclear safety upgrade costs..............................        --       41.2         36.1
                                                              --------   --------     --------
          Total Current Liabilities.........................     913.5      547.5        744.4
Long-term debt..............................................        --         --        300.0
Other Liabilities
  Advances from customers...................................      34.9       34.3         34.5
  Depleted UF(6) disposition................................     336.4      372.6          4.3
  Other liabilities.........................................      80.5       96.4         85.3
                                                              --------   --------     --------
          Total Other Liabilities...........................     451.8      503.3        124.1
Commitments and Contingencies (Notes 6, 11 and 12)
Stockholders' Equity
  Preferred stock, par value $1.00 per share, 25,000,000
     shares authorized, none issued.........................        --         --           --
  Common stock, par value $.10 per share, 250,000,000 shares authorized, 100,000,000 shares issued and
     outstanding............................................      10.0       10.0         10.0
  Excess of capital over par value..........................   1,054.2    1,357.1      1,067.6
  Retained earnings.........................................   1,027.1    1,053.4         65.1
                                                              --------   --------     --------
          Total Stockholders' Equity........................   2,091.3    2,420.5      1,142.7
                                                              --------   --------     --------
Total Liabilities and Stockholders' Equity..................  $3,456.6   $3,471.3     $2,311.2
                                                              ========   ========     ========

                       See notes to financial statements.

                                   USEC INC.

                              STATEMENTS OF INCOME
                       (MILLIONS, EXCEPT PER SHARE DATA)

                                                                                            THREE MONTHS
                                                                                                ENDED
                                                         YEARS ENDED JUNE 30,               SEPTEMBER 30,
                                              ------------------------------------------   ---------------
                                                1996       1997       1998       1998       1997     1998
                                              --------   --------   --------   ---------   ------   ------
                                                                               PRO FORMA     (UNAUDITED)
Revenue
  Domestic..................................  $  901.6   $  950.8   $  896.2   $  896.2    $319.7   $176.9
  Asia......................................     441.3      487.5      442.8      442.8      83.2     79.9
  Europe and other..........................      69.9      139.5       82.2       82.2      37.5     51.1
                                              --------   --------   --------   --------    ------   ------
                                               1,412.8    1,577.8    1,421.2    1,421.2     440.4    307.9
Cost of sales...............................     973.0    1,162.3    1,062.1    1,062.1     342.1    248.6
                                              --------   --------   --------   --------    ------   ------
Gross profit................................     439.8      415.5      359.1      359.1      98.3     59.3
Special charges for workforce reductions and
  Privatization costs.......................        --         --       46.6       46.6        --       --
Project development costs...................     103.6      141.5      136.7      136.7      32.2     31.6
Selling, general and administrative.........      36.0       31.8       34.7       34.7       8.1      7.9
                                              --------   --------   --------   --------    ------   ------
Operating income............................     300.2      242.2      141.1      141.1      58.0     19.8
Interest expense............................        --         --         --       36.0        --      6.5
Other (income) expense, net.................      (3.9)      (7.9)      (5.2)      (5.2)     (2.0)    (1.6)
                                              --------   --------   --------   --------    ------   ------
Income before income taxes..................     304.1      250.1      146.3      110.3      60.0     14.9
Provision (benefit) for income taxes........        --         --         --       41.9        --    (48.2)
                                              --------   --------   --------   --------    ------   ------
Net income..................................  $  304.1   $  250.1   $  146.3   $   68.4    $ 60.0   $ 63.1
                                              ========   ========   ========   ========    ======   ======
Net income per share -- basic and diluted...                                     $  .68             $  .63
Average number of shares outstanding........                                      100.0              100.0

                       See notes to financial statements.

                                   USEC INC.

                            STATEMENTS OF CASH FLOWS
                                   (MILLIONS)

                                                                                         THREE MONTHS
                                                                                             ENDED
                                                       YEARS ENDED JUNE 30,              SEPTEMBER 30,
                                                 --------------------------------    ---------------------
                                                   1996        1997        1998        1997        1998
                                                 --------    --------    --------    --------    ---------
                                                                                          (UNAUDITED)
Cash Flows from Operating Activities
Net income.....................................  $  304.1    $  250.1    $  146.3    $   60.0    $    63.1
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Deferred income taxes.....................                                            --        (54.5)
     Advance payment to DOE for electric
       power...................................                                         (60.0)          --
     Depreciation and amortization.............      13.7        14.6        16.1         3.8          5.2
     Depleted UF(6) disposition costs..........      90.6        72.0        55.7        14.5          5.2
     Payments to DOE for disposition of
       depleted UF(6)..........................        --          --       (66.0)         --           --
     Advances from customers -- (decrease).....      (4.4)      (20.1)        (.6)       14.1          0.2
     Changes in operating assets and
       liabilities:
       Accounts receivable -- (increase)
          decrease.............................     (84.3)       97.6        30.8       (22.6)        (2.1)
       Net receivables from Department of
          Energy -- (increase) decrease........     (68.9)        5.5       (35.4)        0.7          0.7
       Inventories -- (increase)...............     (49.8)       (3.5)     (142.5)       27.9        (26.9)
       Payments under Russian HEU Contract,
          net..................................     (66.0)      (50.1)       64.4        46.8         59.8
       Accounts payable and accrued
          liabilities -- increase (decrease)...      (7.2)      (17.3)       13.4       (10.6)       (32.9)
       Other...................................      (8.1)        7.3        (8.9)        8.5         10.8
                                                 --------    --------    --------    --------    ---------
Net Cash Provided by Operating Activities......     119.7       356.1        73.3        83.1         28.6
                                                 --------    --------    --------    --------    ---------
Cash Flows Used in Investing Activities
Capital expenditures...........................     (15.6)      (25.8)      (36.5)       (5.9)        (5.7)
                                                 --------    --------    --------    --------    ---------
Cash Flows from Financing Activities
Dividends paid.................................    (120.0)     (120.0)     (120.0)         --           --
Exit Dividend paid to U.S. Treasury............        --          --          --          --     (1,709.4)
Proceeds from issuance of debt.................        --          --          --          --        589.0
Repayment of debt..............................        --          --          --          --        (24.0)
Debt issuance costs............................        --          --          --          --         (2.6)
Costs related to the IPO.......................        --          --          --          --         (5.3)
Payments under Russian HEU Contract for
  purchase of natural uranium transferred to
  Department of
  Energy.......................................     (86.1)      (74.3)         --          --           --
                                                 --------    --------    --------    --------    ---------
Net Cash Used in Financing Activities..........    (206.1)     (194.3)     (120.0)         --     (1,152.3)
                                                 --------    --------    --------    --------    ---------
Net Increase (Decrease)........................    (102.0)      136.0       (83.2)       77.2     (1,129.4)
Cash at Beginning of Period....................   1,227.0     1,125.0     1,261.0     1,261.0      1,177.8
                                                 --------    --------    --------    --------    ---------
Cash at End of Period..........................  $1,125.0    $1,261.0    $1,177.8    $1,338.2    $    48.4
                                                 ========    ========    ========    ========    =========
Supplemental Cash Flow Information
     Interest paid.............................        --          --          --          --    $     5.3
Supplemental Schedule of Non-Cash Financing
  Activities
Transfer of responsibility for depleted uranium
  disposition to DOE...........................        --          --          --          --    $   373.8

                       See notes to financial statements.

                                   USEC INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

     USEC Inc., a Delaware-chartered corporation (the "Company" or "USEC"), formerly United States Enrichment Corporation (a federal-chartered U.S. Government-owned corporation), is a global energy company and the world's leading producer and marketer of uranium enrichment services. The Company provides uranium enrichment services to electric utilities operating nuclear reactors in 14 countries, including the United States. The Company has been designated by the U.S. Government as the Executive Agent under a government-to-government agreement and as such entered into an agreement with the executive agent for the Russian Federation (the "Russian HEU Contract") under which the Company purchases Separative Work Units ("SWU") derived from highly enriched uranium ("HEU") recovered from dismantled nuclear weapons of the Russian Federation for use in commercial electricity production.

     The Company uses the gaseous diffusion process to enrich uranium, separating and concentrating the lighter uranium isotope U(235) from its slightly heavier counterpart U(238). The process relies on the slight difference in mass between the isotopes for separation. At the leased gaseous diffusion plants ("GDPs") located near Portsmouth, Ohio, and in Paducah, Kentucky, the concentration of the isotope U(235) is raised from less than 1% to up to 5%. A substantial portion of the purchased power used by the GDPs is supplied under power contracts between the U.S. Department of Energy ("DOE") and Ohio Valley Electric Corporation ("OVEC") and Electric Energy, Inc. ("EEI"). Lockheed Martin Utility Services, Inc. ("LMUS"), a subsidiary of Lockheed Martin Corporation, operates the GDPs under the Company's direct supervision and management.

     In November 1996, the Nuclear Regulatory Commission ("NRC") granted initial certificates of compliance to the Company for operation of the GDPs. Regulatory authority over the operations of the GDPs was transferred from DOE to NRC in March 1997. The initial NRC certification expires December 31, 1998, and subsequent certification will be for periods of up to five years.

     Customers typically deliver uranium to the enrichment facilities to be processed or enriched under enrichment contracts. Customers are billed for SWU used at the enrichment facilities to separate specific quantities of uranium containing .711% of U(235) into two components: enriched uranium having a higher percentage of U(235) and depleted UF(6) having a lower percentage of U(235).

     The Company has exclusive commercial rights to deploy the Atomic Vapor Laser Isotope Separation ("AVLIS") technology, an advanced laser based enrichment process that is expected to significantly reduce production costs. USEC anticipates deploying an AVLIS plant by 2005.

2. INITIAL PUBLIC OFFERING

     On July 28, 1998, the sale of the Company's common stock in connection with an initial public offering (the "IPO") was completed, resulting in net proceeds to the U.S. Government aggregating $3,092.1 million, including $1,382.7 million from the IPO and $1,709.4 million from the exit dividend paid to the U.S. Treasury (the "Exit Dividend"). The U.S. Government, the selling shareholder, sold its entire interest. The Company did not receive any proceeds from the IPO.

     The Exit Dividend of $1,709.4 million paid to the U.S. Treasury represented the cash balance held in the Company's account at the U.S. Treasury and $500.0 million of $550.0 million in borrowings at the time of the IPO. The Company retained $50.0 million in cash from the $550.0 million in borrowings. The amount of the Exit Dividend in excess of the Company's retained earnings was recorded in July 1998 as a reduction of excess of capital over par value.

     Pursuant to the USEC Privatization Act, depleted uranium hexafloride ("UF(6)") generated by the Company through the date of the IPO was transferred to DOE in July 1998; liabilities and contingencies

                                   USEC INC.

incurred through the date of the IPO were allocated between the Company and the U.S. Government; 50 metric tons of HEU and 7,000 metric tons of natural uranium from DOE's excess inventories were transferred to the Company in May 1998; certain employee benefit protections were established for workers at the GDPs; certain limitations were established on the ability of a person to acquire more than 10% of the Company's voting securities for a three-year period after the IPO; and certain foreign ownership limitations were established.

     The U.S. Government will continue to exercise oversight of the Company's activities affecting matters of national security and other interests of the U.S. Government, including its role as Executive Agent in connection with the Russian HEU Contract.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH

     Cash at June 30, 1997 and 1998 consists of non-interest bearing funds on deposit with the U.S. Treasury.

INVENTORIES

     Inventories of uranium and SWU are valued at the lower of cost or market. SWU inventory costs are determined using the monthly moving average cost method and are based on production costs at the GDPs and SWU purchase costs, mainly under the Russian HEU Contract. Production costs at the GDPs include purchased electric power, labor and benefits, depleted UF(6) disposition costs, materials, major overhauls, maintenance and repairs, and other costs. Purchased SWU is recorded at acquisition cost plus related shipping costs.

PROPERTY, PLANT AND EQUIPMENT

     Construction work in progress is recorded at acquisition or construction cost. Upon being placed into service, costs are transferred to leasehold improvements or machinery and equipment at which time depreciation commences. Leasehold improvements and machinery and equipment are recorded at acquisition cost and depreciated on a straight line basis over the shorter of their useful lives which range from three to ten years or the GDP lease period which is estimated to extend through 2005. The Company leases the GDPs and process-related machinery and equipment from DOE. At the end of the lease term, ownership and responsibility for decontamination and decommissioning of the Company's property, plant and equipment that the Company leaves at the GDPs transfer to DOE.

     Property, plant and equipment at June 30 consists of the following (in millions):

                                                               1997      1998
                                                              ------    ------
Construction work in progress...............................  $ 15.6    $ 27.1
Leasehold improvements......................................    17.2      21.7
Machinery and equipment.....................................   125.4     145.9
                                                              ------    ------
                                                               158.2     194.7
Accumulated depreciation and amortization...................   (46.7)    (62.8)
                                                              ------    ------
                                                              $111.5    $131.9
                                                              ======    ======

REVENUE

     Revenue is recognized at the time enriched uranium is shipped under the terms of long-term requirements contracts with domestic and foreign electric utility customers. Under the Company's delivery

                                   USEC INC.

optimization and other customer oriented programs, the Company advance ships enriched uranium to nuclear fuel fabricators for scheduled or anticipated orders from utility customers. Revenue from sales of SWU under such programs is recognized as title to enriched uranium is transferred to customers. Under certain power-for-SWU barter contracts, the Company exchanges its enrichment services for electric power supplied to the GDPs. Revenue is recognized by the Company at the time enriched uranium is shipped with selling prices for SWU based on the fair market value of electric power received.

     No customer accounted for more than 10% of revenue during the years ended June 30, 1996, 1997 or 1998. Revenue attributed to domestic and international customers follows:

                                                              YEARS ENDED JUNE 30,
                                                              --------------------
                                                              1996    1997    1998
                                                              ----    ----    ----
Domestic....................................................   64%     60%     63%
Asia........................................................   31      31      31
Europe and other............................................    5       9       6
                                                              ---     ---     ---
                                                              100%    100%    100%
                                                              ===     ===     ===

     Under the terms of certain enrichment contracts, customers make partial or full payment in advance of delivery. Advances from customers are reported as liabilities, and, as customers take delivery, advances are recorded as revenue.

ENVIRONMENTAL COSTS

     Environmental costs relating to operations are charged to production costs as incurred. Estimated future environmental costs, including depleted UF(6) disposition and waste disposal, resulting from operations where environmental assessments indicate that storage, treatment or disposal is probable and costs can be reasonably estimated, are accrued and charged to production costs.

PROJECT DEVELOPMENT COSTS

     Project development costs relate principally to the AVLIS project. AVLIS development costs are charged to expense as incurred and include activities relating to the design and testing of process equipment and the design and preparation of the AVLIS demonstration facility. The Company intends to capitalize AVLIS development costs associated with facilities and equipment designed for commercial production activities.

INCOME TAXES

     The Company was exempt from income taxes up to the time of the IPO. The Company transitioned to taxable status on July 28, 1998, at the time of the IPO. Future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the Company's estimate of the tax bases of its assets and liabilities result in deferred income tax benefits primarily due to the accrual of certain costs included in other liabilities.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and costs and expenses during the periods presented such as, but not limited to, accrued costs for the disposition of depleted UF(6) and the operating lease period of the GDPs. Actual results could differ from those estimates.

                                   USEC INC.

INTERIM FINANCIAL STATEMENTS

     The unaudited financial statements as of and for the three months ended September 30, 1998, included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial results for the interim period. Operating results for the three months ended September 30, 1998, are not necessarily indicative of the results that may be expected for the year ending June 30, 1999.

RECLASSIFICATIONS

     Certain amounts in the financial statements have been reclassified to conform with the current presentation.

4. PRO FORMA STATEMENT OF INCOME

     The pro forma statement of income for the year ended June 30, 1998, reflects the sale of 100 million shares of Common Stock in connection with the Company's IPO, interest expense on borrowings from banks, and the Company's transition to taxable status at the time of the IPO (the "IPO Transactions"). The objective of the pro forma statement of income is to show the significant effects of the IPO Transactions as if the IPO had occurred at the beginning of the year ended June 30, 1998.

     Pro forma interest expense of $36.0 million is based on a weighted average interest rate of 6.55% on $550.0 million of borrowings incurred at the time of the IPO, as if such borrowings had occurred at the beginning of the fiscal year ended June 30, 1998.

     The Company was exempt from federal, state and local income taxes until the time of the IPO. The pro forma provision for income taxes of $41.9 million is based on an effective income tax rate of 38% and assumes the IPO had occurred at the beginning of the fiscal year ended June 30, 1998.

     Pro forma basic net income per share is based on 100 million shares of common stock sold in the IPO. The U.S. Government sold its entire interest in the Company. At the time of the IPO, there were no stock options, warrants or convertible securities, and, accordingly, pro forma basic and diluted net income per share are the same.

5. INVENTORIES

     Inventories and related balance sheet accounts follow (in millions):

                                                                    JUNE 30,
                                                               -------------------
                                                                 1997       1998
                                                               --------   --------
CURRENT ASSETS
  Separative Work Units.....................................   $  573.8   $  687.0
  Uranium...................................................      131.5      184.5
  Uranium provided by customers.............................      726.2      315.0
  Materials and supplies....................................       12.4       24.8
                                                               --------   --------
                                                                1,443.9    1,211.3
LONG-TERM ASSETS
  Uranium...................................................      103.6      561.0
CURRENT LIABILITIES
  Uranium owed to customers.................................     (726.2)    (315.0)
                                                               --------   --------
INVENTORIES, REDUCED BY URANIUM OWED TO CUSTOMERS...........   $  821.3   $1,457.3
                                                               ========   ========

                                   USEC INC.

     Inventories included in current assets represent amounts required to meet working capital needs, preproduce enriched uranium and balance the natural uranium and electric power requirements of the GDPs, and include $157.9 million and $187.6 million at June 30, 1997 and 1998, respectively, for enriched uranium held at fabricators and other locations and scheduled to be used to fill customer orders.

     Uranium inventories reported as long-term assets represent quantities not expected to be used or consumed within one year of the balance sheet date.

     Uranium provided by customers for enrichment purposes, for which title passes to the Company, is recorded at estimated fair values of $726.2 million and $315.0 million at June 30, 1997 and 1998, with a corresponding liability in the same amount representing uranium owed to customers. In addition, the Company holds uranium provided by customers for enrichment purposes for which title does not pass to the Company (title remains with customers) in the amounts of $110.5 million and $761.9 million based on estimated fair values at June 30, 1997 and 1998, respectively.

6. PURCHASE OF SEPARATIVE WORK UNITS UNDER RUSSIAN HEU CONTRACT

     In January 1994, the Company signed the 20-year Russian HEU Contract with Techsnabexport Co., Ltd. (TENEX), the Executive Agent for the Russian Federation, under which the Company purchases SWU derived from up to 500 metric tons of HEU recovered from dismantled Soviet nuclear weapons. HEU is blended down in Russia and delivered to the Company, F.O.B. St. Petersburg, Russia, for sale and use in commercial nuclear reactors.

     From inception of the Russian HEU Contract to June 30, 1998, the Company purchased 7.4 million SWU derived from 40 metric tons of HEU at an aggregate cost of $639.9 million, including related shipping charges, as follows:

                                                              SWU     COST
                                                              ---    ------
                                                               (MILLIONS)
YEARS ENDED JUNE 30,
1995........................................................   .3    $ 22.7
1996........................................................  1.7     144.1
1997........................................................  1.8     157.3
1998........................................................  3.6     315.8
                                                              ---    ------
                                                              7.4    $639.9
                                                              ===    ======

     Subject to certain purchase price adjustments for U.S. inflation, as of June 30, 1998, the Company has committed to purchase SWU derived from HEU through 2001 as follows:

                                                                   DERIVED FROM
                  CALENDAR YEAR                       SWU       METRIC TONS OF HEU     AMOUNT
                  -------------                    ----------   ------------------   ----------
                                                   (MILLIONS)                        (MILLIONS)
Six Months Ended December 31, 1998...............     3.6               20            $  308.8
1999.............................................     5.5               30               475.8
2000.............................................     5.5               30               475.8
2001.............................................     5.5               30               475.8
                                                                                      --------
                                                                                      $1,736.2
                                                                                      ========

     Over the life of the Russian HEU Contract, the Company expects to purchase 92 million SWU derived from 500 metric tons of HEU. Assuming actual prices in effect at June 30, 1998, were to prevail over the remaining life of the contract, the cost of SWU purchased and expected to be purchased from TENEX would amount to approximately $8 billion.

                                   USEC INC.

     As of June 30, 1998, the Company had made payments aggregating $260.0 million to TENEX as credits for future SWU deliveries. As of June 30, 1998, $196.6 million had been applied against purchases of SWU, and the remaining balance of $63.4 million is scheduled to be applied as follows: $13.4 million by December 31, 1998, and $50.0 million in calendar year 1999.

7. INCOME TAXES

     The Company was exempt from income taxes up to the time of the IPO. The Company transitioned to taxable status on July 28, 1998, at the time of the IPO. Future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the Company's estimate of the tax bases of its assets and liabilities resulted in deferred income tax benefits of $54.5 million at the time of the IPO as follows: $17.3 million for SWU and uranium inventory costs, $9.0 million for GDP lease turnover costs, $7.8 million for contractor pension costs, $6.9 million for decommissioning and shutdown costs at dedicated electric power generation facilities, and $13.5 million for other temporary differences relating primarily to other liabilities.

8. DEBT

     On July 28, 1998, at the time of the IPO, the Company borrowed $550.0 million in variable rate debt under a credit facility comprised of three tranches (the "Credit Facility"). Tranche A is a 364-day revolving credit facility for $400.0 million. Tranche B is a 364-day revolving credit facility for $150.0 million which is convertible, at the Company's option, into a one-year term loan. Tranche C is a five-year revolving credit facility for $150.0 million for working capital and general corporate purposes. Borrowings under the Credit Facility amounted to $565.0 million at September 30, 1998, of which $265.0 million was classified as short-term debt. Interest is paid at a rate equal to, at the Company's option (i) the London Interbank Offered Rate ("LIBOR") plus an "Applicable Eurodollar Margin" or (ii) the Base Rate (as defined). The Applicable Eurodollar Margin is based on the Company's credit rating. The weighted average interest rate for borrowings under the Credit Facility, including the amortization of fees, amounted to 6.8% (unaudited) for the period ended September 30, 1998.

     The Credit Facility requires the Company to comply with certain financial covenants, including a minimum net worth and a debt to total capitalization ratio, as well as other customary conditions and covenants, including restrictions on borrowings by subsidiaries. The failure to satisfy any of the covenants would constitute an event of default. The Credit Facility also includes other customary events of default, including without limitation, nonpayment, material misrepresentations, cross-default to other indebtedness, bankruptcy, and change of control.

9. PROJECT DEVELOPMENT COSTS

     AVLIS is a uranium enrichment process which uses lasers to separate uranium isotopes. The AVLIS process was developed under a contract with DOE by the Lawrence Livermore National Laboratory ("LLNL") located in Livermore, California.

     In April 1995, the Company entered into an agreement with DOE (the "AVLIS Transfer Agreement") providing for, among other things, the transfer to the Company by DOE of its intellectual and physical property pertaining to the AVLIS technology. Also under the AVLIS Transfer Agreement, DOE conducts AVLIS research, development and demonstration at LLNL as requested by the Company. The Company reimburses DOE for its costs in conducting AVLIS work, and the Company is liable for any incremental increase in DOE's costs of decontamination and decommissioning the AVLIS facilities at LLNL as a result of the work performed for the Company. The AVLIS research and development work is performed primarily by the University of California under DOE's management and operations contract for

                                   USEC INC.

LLNL. Patents, technology, and other intellectual property that result from this research and development effort will be owned by the Company.

     The Company has entered into joint development agreements with Cameco Corporation ("Cameco") for AVLIS feed conversion services and General Electric Company ("GE") for AVLIS product conversion services, both of which are necessary because AVLIS requires a metallic form of uranium for processing rather than UF(6). However, USEC is investigating a product conversion process using UF(6) with another commercial vendor. Both joint development agreements with Cameco and GE obligate USEC to reimburse costs and expenses incurred by its partners if USEC elects not to proceed to the deployment phase under certain circumstances. The Company's maximum liability under both agreements is $9.0 million, subject to certain provisions for cost overruns. The contracts also provide that if USEC proceeds with AVLIS deployment but elects to do so without entering into agreements with Cameco and GE, USEC must pay certain royalty payments. In such event, in the case of Cameco, these payments would not exceed $50.0 million in the aggregate. In the case of GE, the payment would include a fixed payment of $5.0 million plus an annual royalty of $1.0 million until certain GE patents related to the product conversion expire.

     Project development costs relating to AVLIS activities amounted to $102.0 million, $133.7 million, and $134.7 million for the years ended June 30, 1996, 1997 and 1998, respectively, and were charged to expense as incurred.

     During the year ended June 30, 1997, the Company began to evaluate SILEX, a potential new advanced enrichment technology to separate U(235) from U(238). The Company plans to continue evaluating SILEX technology during fiscal 1999.

10. ENVIRONMENTAL MATTERS

     Environmental compliance costs include the handling, treatment and disposal of hazardous substances and wastes. Pursuant to the Privatization Act, all environmental liabilities associated with the operation of the GDPs prior to July 1, 1993, are the responsibility of DOE, and with certain limited exceptions DOE is responsible for decontamination and decommissioning of the GDPs at the end of their operating lives. Except for certain liabilities relating to disposal of certain wastes generated after July 1, 1993, all environmental liabilities of the Company through the date of the IPO remain obligations of the U.S. Government.

DEPLETED UF(6)

     Depleted UF(6) is stored in cylinders at the GDPs as a solid. The Company accrues estimated costs for the future disposition of depleted UF(6), based upon estimates for transportation, conversion and disposition. The accrued liability amounted to $372.6 million at June 30, 1998. Pursuant to the USEC Privatization Act, in July 1998, depleted UF(6) generated by the Company through the time of the IPO was transferred to DOE. Depleted UF(6) generated after the IPO is the responsibility of the Company.

OTHER ENVIRONMENTAL MATTERS

     USEC's operations generate hazardous, low-level radioactive and mixed wastes. The storage, treatment, and disposal of wastes are regulated by federal and state laws. The Company utilizes offsite treatment and disposal facilities and stores wastes at the GDPs pursuant to permits, orders and agreements with DOE and various state agencies.

     The accrued liability for the treatment and disposal of stored wastes generated by USEC's operations included in other liabilities amounted to $8.3 million at June 30, 1998. All liabilities related to the disposal of stored wastes generated prior to July 1, 1993, are the responsibility of DOE.

                                   USEC INC.

NUCLEAR INDEMNIFICATION

     Pursuant to the Energy Policy Act and under the terms of the lease agreement with DOE, the Company is indemnified by DOE under the Price-Anderson Act for third-party liability claims arising from nuclear incidents with respect to activities at the GDPs, including transportation of uranium to and from the GDPs.

11. LEGAL PROCEEDINGS

     In 1995, 15 of the Company's customers filed four substantially similar lawsuits in the U.S. Court of Federal Claims challenging the Company's prices under their Utility Services Contracts. Five of the 15 customers thereafter negotiated new contracts with the Company and withdrew from the litigation. In August 1996, the trial court granted the United States' motion for summary judgment dismissing one of the suits; in July 1997, the Court of Appeals for the Federal Circuit affirmed that decision. In December 1997, the trial court granted the United States' motions to dismiss the remaining suits; the plaintiffs did not seek to appeal those decisions.

12. COMMITMENTS AND CONTINGENCIES

POWER COMMITMENTS

     Under the terms of the GDP lease, the Company purchases electric power at amounts equivalent to actual cost incurred under DOE's power contracts with OVEC and EEI that extend through December 2005. The Company has the right to have DOE terminate the power contracts with notice ranging from three to five years and is obligated to make minimum annual payments for demand charges, whether or not it takes delivery of power, estimated as follows (in millions):

                    YEARS ENDED JUNE 30,
                    --------------------
1999........................................................   $122.7
2000........................................................    119.8
2001........................................................    121.3
2002........................................................     99.5
2003........................................................     42.2
                                                               ------
                                                               $505.5
                                                               ======

     Under the power contracts with DOE, in July 1993 the Company assumed responsibility for DOE's guarantee of OVEC's senior secured notes with a remaining balance of $62.0 million at June 30, 1998, for expenditures related to compliance with the Clean Air Act Amendments of 1990, including facilities for fuel switching and the installation of continuous emission monitors. The minimum demand charges under the OVEC contract include annual debt service of $10.5 million to fully amortize the notes by the scheduled maturity in December 2005.

     Upon termination of the power contracts, the Company is responsible for its pro rata share of costs of future decommissioning and shutdown activities at dedicated coal-fired power generating facilities owned and operated by OVEC and EEI. Estimated costs are accrued and charged to production costs over the contract period, and the accrued cost included in other liabilities amounted to $18.1 million at June 30, 1998.

LEASE COMMITMENTS

     Total costs incurred under the GDP lease with DOE and leases for office space and equipment aggregated $18.7 million, $23.2 million, and $11.5 million for the years ended June 30, 1996, 1997 and

                                   USEC INC.

1998, respectively, and include costs relating to DOE's regulatory oversight of the GDPs. In March 1997, the NRC assumed regulatory oversight. Minimum lease payments for the GDP lease and leases for office space and equipment is estimated at $5.0 million for each of the years ending June 30, 1999 to 2003.

     The Company has the right to extend the GDP lease indefinitely at its sole option, and the Company may terminate the lease in its entirety or with respect to one of the GDPs at any time upon two years' notice. Upon termination of the lease, the Company is responsible for certain lease turnover activities at the GDPs, including documentation of the condition of the GDPs and termination of facility operations. Lease turnover costs are accrued and charged to production costs over the lease period, which is estimated to extend through 2005, and the accrued cost included in other liabilities amounted to $24.5 million at September 30, 1998.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     Financial instruments are reported on the balance sheets and include cash and cash equivalents, accounts receivable and payable, certain accrued liabilities, and payables under Russian HEU Contract, the carrying amounts for which approximate fair value. In July 1998, the Company's financial instruments include debt of $550.0 million borrowed at the time of the IPO.

     At June 30, 1998, trade receivables from sales of SWU to electric utility customers located in the United States, Asia and Europe amounted to $149.9 million, $62.7 million, and $5.9 million, respectively. The Company has provided extended payment terms to an Asian customer with respect to an overdue trade receivable of $36.0 million at June 30, 1998. Interest accrues on the unpaid balance.

     Credit risk could result from the possibility of a utility customer failing to perform according to the terms of a long-term requirements contract. Extension of credit is based on an evaluation of each customer's financial condition. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of such exposure resulting in a loss. Based on experience and outlook, an allowance for bad debts has not been established for customer trade receivables.

                                   USEC INC.

14. STOCKHOLDERS' EQUITY

     Changes in stockholders' equity follow (in millions):

                                                              COMMON
                                                              STOCK,        EXCESS OF                     TOTAL
                                                            PAR VALUE      CAPITAL OVER   RETAINED    STOCKHOLDERS'
                                                          $.10 PER SHARE    PAR VALUE     EARNINGS       EQUITY
                                                          --------------   ------------   ---------   -------------
Balance at June 30, 1995................................      $10.0          $1,214.6     $   712.9     $ 1,937.5
Dividend paid to U.S. Treasury..........................         --                --        (120.0)       (120.0)
Net income..............................................         --                --         304.1         304.1
                                                              -----          --------     ---------     ---------
Balance at June 30, 1996................................       10.0           1,214.6         897.0       2,121.6
Dividend paid to U.S. Treasury..........................         --                --        (120.0)       (120.0)
Transfer to DOE of uranium purchased
  under the Russian HEU Contract........................         --            (160.4)           --        (160.4)
Net income..............................................         --                --         250.1         250.1
                                                              -----          --------     ---------     ---------
Balance at June 30, 1997................................       10.0           1,054.2       1,027.1       2,091.3
Dividend paid to U.S. Treasury..........................         --                --        (120.0)       (120.0)
Net income..............................................         --                --         146.3         146.3
Transfers of uranium from DOE...........................         --             302.9            --         302.9
                                                              -----          --------     ---------     ---------
Balance at June 30, 1998................................       10.0           1,357.1       1,053.4       2,420.5
Exit Dividend paid to U.S. Treasury.....................         --            (658.0)     (1,051.4)     (1,709.4)
Transfer of responsibility for depleted uranium to
  DOE...................................................         --             373.8            --         373.8
Costs related to the IPO................................         --              (5.3)           --          (5.3)
Net income..............................................         --                --          63.1          63.1
                                                              -----          --------     ---------     ---------
BALANCE AT SEPTEMBER 30, 1998 (UNAUDITED)...............      $10.0          $1,067.6     $    65.1     $ 1,142.7
                                                              =====          ========     =========     =========

     The Energy Policy Act required that the Company issue capital stock to the U.S. Government, held on its behalf by the Secretary of the U.S. Treasury. Since assets and liabilities were transferred between agencies of the U.S. Government (DOE and USEC) pursuant to a Determination Order, they were recorded at DOE's historical cost.

     In connection with the IPO, the par value of the common stock was changed to $.10 per share, and 100 million shares are issued and outstanding.

     Under the USEC Privatization Act, in April 1998, DOE transferred to the Company 50 metric tons of HEU and 7,000 metric tons of natural uranium. The Company is responsible for costs related to the blending of the HEU into LEU, as well as certain transportation, safeguards and security costs. As a result of the transfer, long-term uranium inventories and stockholders' equity were increased by $302.9 million based on DOE's historical costs for the uranium.

     Pursuant to the USEC Privatization Act, in December 1996, the Company transferred to DOE the natural uranium component of low enriched uranium ("LEU") from HEU purchased under the Russian HEU Contract in calendar years 1995 and 1996. As a result of the transfer, the purchase cost of $160.4 million, including related shipping charges, was recorded as a return of capital.

     Pursuant to the USEC Privatization Act, at the time of the IPO on July 28, 1998, depleted uranium generated by the Company from July 1993 to July 1998 was transferred to DOE, and the accrued liability of $373.8 million for depleted uranium disposition was transferred to stockholders' equity.

                                   USEC INC.

15. EMPLOYEE BENEFIT PLANS

     Effective January 1994, a non-contributory defined benefit pension plan was established by the Company to provide retirement benefits to its employees based on salary and years of service. Certain employees who transferred from other government agencies elected to continue participation in the federal retirement programs. Pension costs, including costs for the Company's 401(k) plan, amounted to $1.0 million for each of the years ended June 30, 1996, 1997 and 1998. At June 30, 1998, based on an assumed discount rate of 7.5%, an assumed compensation rate of 5% and an assumed rate of return on plan assets of 8%, the actuarial value of projected benefit obligations was $1.0 million, none of which was vested, the fair value of plan assets was $1.1 million, and the amount of unfunded accrued pension costs included in current liabilities was $.1 million.

16. OPERATIONS AND MAINTENANCE CONTRACT

     Under an operations and maintenance contract with the Company (the "LMUS Contract"), LMUS provides labor, services, and materials and supplies to operate and maintain the GDPs, for which the Company funds LMUS for its actual costs and pays contracted fees. The LMUS Contract expires October 2000 and may be terminated by the Company without penalty at any time upon six-months' notice. If LMUS meets certain specified operating and safety criteria and demonstrates cost savings that exceed certain targets, LMUS can earn an annual incentive fee.

     Under the operations and maintenance contract, USEC is responsible for and accrues for its pro rata share of pension and other postretirement health and life insurance costs relating to LMUS employee benefit plans. All costs related to years of service prior to July 1, 1993, are the responsibility of DOE. The Company's responsibility for funding its pro rata share of LMUS pension and other postretirement benefit costs is determined based on actuarial estimates and amounted to $21.8 million, $20.8 million, and $22.4 million for the years ended June 30, 1996, 1997 and 1998, respectively.

     Special charges amounted to $46.6 million for the year ended June 30, 1998, for costs related to the Privatization and certain severance and transition benefits to be paid to GDP workers in connection with workforce reductions over the next two years.

17. TRANSACTIONS WITH THE DEPARTMENT OF ENERGY

     In June 1998, the Company paid $50.0 million to DOE, and DOE assumed responsibility for disposal of a certain amount of depleted UF(6) generated by the Company from its operations at the GDPs from October 1998 to 2005. The prepaid asset will be amortized as a charge against production costs over the life of the agreement.

     Services are provided to DOE by the Company for environmental restoration, waste management and other activities based on actual costs incurred at the GDPs. Reimbursements by DOE to the Company for actual costs incurred amounted to $68.5 million, $53.4 million, and $51.6 million for the years ended June 30, 1996, 1997 and 1998, respectively. Amounts receivable from DOE for actual costs incurred for services amounted to $10.0 million and $17.9 million at June 30, 1997 and 1998, respectively.

     Receivables from DOE of $104.8 million at June 30, 1997, relate to costs associated with modifications to bring the GDPs into compliance with NRC certification standards and nuclear safeguard requirements incurred by the Company and reimbursable by DOE. The reimbursement was satisfied in May 1998 by the transfer from DOE of 13 metric tons of HEU blended into the GDP production stream, and transfers of natural uranium and LEU that were recorded in May 1998 at DOE's historical cost. The Company estimates its remaining cash outlays for completion of such upgrades, included in current

                                   USEC INC.

liabilities at June 30, 1998, amount to $41.2 million, the reimbursement for which was completed by the transfers of uranium and LEU in May 1998.

     Receivables from DOE at June 30, 1997, include the balance of $19.6 million representing amounts receivable from DOE relating to the Determination Order, dated July 1, 1993, payment of which was satisfied by the transfers of uranium and LEU in May 1998.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table summarizes the Company's quarterly results of operations (in millions):

                                                           SEPT. 30   DEC. 31   MARCH 31   JUNE 30    TOTAL
                                                           --------   -------   --------   -------   --------
Year Ended June 30, 1998
  Revenue(1).............................................   $440.4    $322.3     $294.0    $364.5    $1,421.2
  Cost of sales..........................................    342.1     235.7      214.4     269.9     1,062.1
                                                            ------    ------     ------    ------    --------
  Gross profit...........................................     98.3      86.6       79.6      94.6       359.1
  Special charges for workforce reductions and
     Privatization costs(2)..............................       --        --         --      46.6        46.6
  Project development costs(3)...........................     32.2      35.4       35.4      33.7       136.7
  Selling, general and administrative....................      8.1       8.9        7.8       9.9        34.7
  Other (income) expense, net............................     (2.0)      0.6       (3.9)      0.1        (5.2)
                                                            ------    ------     ------    ------    --------
  Net income(4)..........................................   $ 60.0    $ 41.7     $ 40.3    $  4.3    $  146.3

Year Ended June 30, 1997
  Revenue(1).............................................   $422.9    $485.1     $216.4    $453.4    $1,577.8
  Cost of sales..........................................    307.9     364.2      161.3     328.9     1,162.3
                                                            ------    ------     ------    ------    --------
  Gross profit...........................................    115.0     120.9       55.1     124.5       415.5
  Project development costs(3)...........................     35.7      39.2       32.6      34.0       141.5
  Selling, general and administrative....................      8.6       8.6        8.5       6.1        31.8
  Other (income) expense, net............................     (2.3)      (.9)      (1.1)     (3.6)       (7.9)
                                                            ------    ------     ------    ------    --------
  Net income(4)..........................................   $ 73.0    $ 74.0     $ 15.1    $ 88.0    $  250.1

---------------

(1) The Company's revenue and financial performance are substantially influenced by the timing of customer nuclear reactor refuelings that are affected by, among other things, the seasonal nature of electricity demand and production. The timing of customer reactor fuel reloads, which generally occur every 12 to 24 months, tends to be fairly predictable over the long run, but may vary quarter-to-quarter and can affect financial comparisons. Utilities typically schedule the shutdown of their reactors for refueling during low demand periods of spring and fall to reduce costs associated with reactor downtime. The Company estimates that about two-thirds of the nuclear reactors under contract operate on refueling cycles of 18 months or less, and the remaining one-third operate on refueling cycles greater than 18 months.

(2) Special charges amounted to $46.6 million for costs related to the Privatization and certain severance and transition benefits to be paid to GDP workers in connection with workforce reductions over the next two years.

(3) Project development costs primarily represent planned development and engineering spending for the future commercialization of the AVLIS uranium enrichment process.

(4) The Company was exempt from federal, state and local income taxes until the time of the IPO.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             $

                                   USEC INC.

                           % SENIOR NOTES DUE 200[ ]

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.

                              _____________ , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, to be paid by the
Company:

SEC registration fee........................................  $139,000
Printing and engraving fees.................................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue Sky fees and expenses..................................     *
Trustee fees................................................     *
Miscellaneous...............................................     *
          Total.............................................  $

     --------------------
     * To be filed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's By-Laws incorporate substantially the provisions of the General Corporation Law of the State of Delaware (the "DGCL") in providing for indemnification of directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an officer or director of the Company. In addition, the Company is authorized to indemnify employees and agents of the Company and may enter into indemnification agreements with its directors and officers providing mandatory indemnification to them to the maximum extent permissible under Delaware law.

     The Company's Certificate of Incorporation provides that the Company shall indemnify (including indemnification for expenses incurred in defending or otherwise participating in any proceeding) its directors and officers to the fullest extent authorized or permitted by the DGCL, as it may be amended, and that such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Company and shall inure to the benefit of his or her heirs, executors and administrators except that such right shall not apply to proceedings initiated by such indemnified person unless it is a successful proceeding to enforce indemnification or such proceeding was authorized or consented to by the Board of Directors. The Company's Certificate of Incorporation also specifically provides for the elimination of the personal liability of a director to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director. The provision is limited to monetary damages, applies only to a director's actions while acting within his or her capacity as a director, and does not entitle the Company to limit director liability for any judgment resulting from (a) any breach of the director's duty of loyalty to the Company or its stockholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) paying an illegal dividend or approving an illegal stock repurchase; or (d) any transaction from which the director derived an improper benefit.

     Section 145 of the DGCL provides generally that a person sued (other than in a derivative suit) as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including counsel fees, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person's conduct was unlawful. In the case of a derivative suit, a director, officer, employee or agent of the corporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if the person has acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to which such director, officer, employee or agent has been adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for proper expenses. Indemnification is mandatory under section 145 of the DGCL in the case of a director or officer who is successful on the merits in defense of a suit against him.

     The Purchase Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify the Company, the directors, certain officers and controlling persons of USEC Inc. against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). Reference is made to the form of Purchase Agreement filed as Exhibit 1.1, hereto.

     The Company has entered into indemnification agreements with the directors and certain officers pursuant to which the Company has agreed to maintain directors' and officers' insurance and to indemnify such officers to the fullest extent permitted by applicable law except for certain claims described therein. Reference is made to the form of Director and Officer Indemnification Agreement filed as Exhibit 10.24 hereto.

     The Company maintains directors and officers liability insurance for the benefit of its directors and certain of its officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Not applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of this registration statement.

EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
     1.1 Form of Purchase Agreement.*
     3.1 Certificate of Incorporation of USEC Inc.***
     3.2 Bylaws of USEC Inc.***
     4.1 Form of Indenture between USEC Inc. and First Union National
         Bank.*
     5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*
    10.1 Lease Agreement between the United States Department of
         Energy and the United States Enrichment Corporation dated as of July 1, 1993, including notice of exercise of option to renew.**
    10.2 Gaseous Diffusion Plant Operation and Maintenance Contract
         between Lockheed Martin Utility Services, Inc. and USEC,
         dated October 1, 1995, including notice of exercise of
         option to renew.**
    10.3 Lockheed Martin Guaranty for Lockheed Martin Utility
         Services, Inc. with the United States Enrichment
         Corporation, dated October 1, 1995.**
    10.4 Memorandum of Agreement dated December 15, 1994 between the
         United States Department of Energy and USEC regarding the
         transfer of functions and activities, as amended.**
    10.5 Memorandum of Agreement dated April 27, 1995 between the
         United States Department of Energy and USEC regarding the
         transfer and funding of AVLIS, as amended.**
    10.6 Composite Copy of Power Agreement, dated October 15, 1952, between Ohio Valley Electric Corporation and the United
         States of America acting by and through the United States
         Atomic Energy Commission and, subsequent to January 18,
         1975, the Administrator of Energy Research and Development
         and, subsequent to September 30, 1977, the Secretary of the
         Department of Energy.**
    10.7 Modification No. 16 to power agreement between Ohio Valley
         Electric Corporation and United States of America acting by and through the Secretary of the Department of Energy, dated
         January 1, 1998.**
    10.8 Modification No. 12, dated September 2, 1987 by and between
         Electric Energy, Inc., and the United States of America
         acting by and through the Secretary of the Department of
         Energy amending and restating the power agreement dated May
         4, 1951, together with all previous modifications.**

EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
    10.9  Modification Nos. 13, 14 and 15 to power agreement between
          Electric Energy, Inc., and the United States of America
          acting by and through the Secretary of the Department of
          Energy, dated January 18, 1989, March 6, 1991 and October 1,
          1992, respectively.**
    10.10 Power Contract between Tennessee Valley Authority and USEC, dated October 12, 1995.**
    10.11 Memorandum of Agreement between the United States Department of Energy and the United States Enrichment Corporation for
          electric power, entered into as of July 1, 1993.**
    10.12 Contract between Lockheed Martin Utility Services, Inc.,
          Paducah gaseous diffusion plant and Oil, Chemical and Atomic
          Workers International Union AFL-CIO and its local no. 3-550,
          July 31, 1996-July 31, 2001.**
    10.13 Contract between Lockheed Martin Utility Services, Inc.,
          Portsmouth gaseous diffusion plant, and Oil, Chemical and
          Atomic Workers International Union and its local no. 3-689,
          April 1, 1996-May 2, 2000.**
    10.14 Contract between Lockheed Martin Utility Services, Inc.,
          Paducah gaseous diffusion plant and International Union,
          United Plant Guard Workers of America and its amalgamated
          plant guards local no. 111, January 31, 1997-March 1,
          2002.**
    10.15 Contract between Lockheed Martin Utility Services, Inc.,
          Portsmouth gaseous diffusion plant and International Union,
          United Plant Guard Workers of America and its amalgamated
          local no. 66, August 3, 1997-August 4, 2002.**
    10.16 Joint Development, Demonstration and Deployment Agreement
          between Cameco Corporation and USEC, dated July 26, 1996.**
    10.17 Contract between USEC, Executive Agent of the United States of America, and Techsnabexport, Executive Agent of the
          Ministry of Atomic Energy, Executive Agent of the Russian
          Federation, dated January 14, 1994, as amended.**
    10.18 Memorandum of Agreement, dated April 6, 1998, between the
          Office of Management and Budget and USEC relating to
          post-Privatization liabilities.**
    10.19 Memorandum of Agreement, dated May 18, 1998, between the
          United States Department of Energy and USEC relating to
          depleted uranium generated prior to the Privatization
          Date.**
    10.20 Memorandum of Agreement, dated April 20, 1998, between the
          United States Department of Energy and USEC for transfer of natural uranium and highly enriched uranium and for blending down of highly enriched uranium.**
    10.21 Agreement, dated as of July 14, 1998, between USEC and the
          U.S. Department of the Treasury regarding post-closing
          conduct.**
    10.22 Agreement between USEC and DOE regarding provision by USEC of information to the U.S. Government's Enrichment Oversight
          Committee, dated June 19, 1998.**
    10.23 Revolving Loan Agreement, dated July 28, 1998, among Bank of
          America National Trust and Savings Association, First Union
          National Bank, Nationsbank, N.A., BancAmerica Robertson
          Stephens, and USEC Inc.***
    10.24 Form of Director and Officer Indemnification Agreement.**
    10.25 Memorandum of Agreement entered into as of April 18, 1997 between the United States, acting by and through the United
          States Department of State and the United States Department
          of Energy, and USEC for USEC to serve as the United States
          Government's Executive Agent under the Agreement between the
          United States and the Russian Federation concerning the
          disposal of highly enriched uranium extracted from nuclear weapons.**
    10.26 Memorandum of Agreement, entered into as of June 30, 1998, between the United States Department of Energy and USEC
          regarding disposal of depleted UF(6).**
    10.27 Memorandum of Agreement, entered into as of June 30, 1998, between the United States Department of Energy and USEC
          regarding certain worker benefits.**
    10.28 Agreement dated August 19, 1998, between USEC Inc. and James
          R. Mellor.***
    12.1  Statement regarding Ratio of Earnings to Fixed Charges.
    21.1  Subsidiaries of the Registrant.
    23.1  Consent of Arthur Andersen LLP, independent public
          accountants.
    23.2  Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in the opinion filed as Exhibit No. 5.1).*

EXHIBIT
  NO.                          DESCRIPTION
-------                        -----------
  24.1   Powers of Attorney (set forth on signature page of this
         registration statement).
  25.A   Statement of Eligibility of Trustee and Qualification of
         First Union National Bank, Form T-1.*

---------------
  * To be filed by amendment.

 ** Incorporated by reference from USEC Inc.'s Registration Statement on Form
    S-1 (File No. 333-57955) filed with the Commission on June 29, 1998, including Amendment No. 1 thereto.

*** Incorporated by reference from USEC Inc.'s Annual Report on Form 10-K, dated
    June 30, 1998.

     (b) Financial statement schedules have been omitted because they are not applicable, are not required, or the information that would otherwise be included is contained in the Financial Statements.

     (c) Portions of these Exhibits have been omitted pursuant to a request for confidential treatment. The omitted material has been filed separately with the Commission.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Purchase Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bethesda, Maryland on November 12, 1998.

                                          USEC INC.

                                          By: /s/ WILLIAM H. TIMBERS, JR.
                                          --------------------------------------
                                          Name: William H. Timbers, Jr.
                                          Title:  President and Chief Executive
                                          Officer

                        POWER OF ATTORNEY AND SIGNATURES

     We, the undersigned officers and directors of USEC Inc., hereby severally constitute and appoint William H. Timbers, Jr., and Henry Z Shelton, Jr., and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and generally to do all things in our names and on our behalf in such capacities to enable USEC Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                                   USEC INC.

                     SIGNATURE                                   TITLE(S)                     DATE
                     ---------                                   --------                     ----

                /s/ JAMES R. MELLOR                    Chairman of the Board and       November 12, 1998
---------------------------------------------------      Director
                  James R. Mellor

             /s/ JOYCE F. BROWN, PH.D.                 Director                        November 12, 1998
---------------------------------------------------
               Joyce F. Brown, Ph.D.

               /s/ FRANK V. CAHOUET                    Director                        November 12, 1998
---------------------------------------------------
                 Frank V. Cahouet

                 /s/ JOHN R. HALL                      Director                        November 12, 1998
---------------------------------------------------
                   John R. Hall

               /s/ DAN T. MOORE, III                   Director                        November 12, 1998
---------------------------------------------------
                 Dan T. Moore, III

               /s/ WILLIAM H. WHITE                    Director                        November 12, 1998
---------------------------------------------------
                 William H. White

            /s/ WILLIAM H. TIMBERS, JR.                President and Chief             November 12, 1998
---------------------------------------------------      Executive Officer
              William H. Timbers, Jr.                    (Principal Executive
                                                         Officer) and Director

             /s/ HENRY Z SHELTON, JR.                  Vice President and Chief        November 12, 1998
---------------------------------------------------      Financial Officer
               Henry Z Shelton, Jr.                      (Principal Financial and
                                                         Accounting Officer)

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